 AS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ON JANUARY
                                   25, 2001.

                                                      REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                          PICCADILLY CAFETERIAS, INC.
             (Exact name of registrant as specified in its charter)

            LOUISIANA                             5812                            72-0604977
 (State or other jurisdiction of   (Primary Standard Industrial Code           (I.R.S. Employer
  incorporation or organization)                 Number)                    Identification Number)

                   3232 SHERWOOD FOREST BOULEVARD, SUITE 2200
                          BATON ROUGE, LOUISIANA 70816
                                 (225) 293-9440
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                             ---------------------

                 RONALD A. LABORDE                                       Copy to:
       PRESIDENT AND CHIEF EXECUTIVE OFFICER                       CURTIS R. HEARN, ESQ.
            PICCADILLY CAFETERIAS, INC.                          JONES, WALKER, WAECHTER,
          3232 SHERWOOD FOREST BOULEVARD                   POITEVENT, CARRERE & DENEGRE, L.L.P.
           BATON ROUGE, LOUISIANA 70816                     201 ST. CHARLES AVENUE, 51ST FLOOR
                  (225) 293-9440                               NEW ORLEANS, LOUISIANA 70170
      (Name, address, including zip code, and                         (504) 582-8308
      telephone number, including area code,
               of agent for service)

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
                             ---------------------

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED MAXIMUM     PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF               AMOUNT TO BE      OFFERING PRICE PER   AGGREGATE OFFERING        AMOUNT OF
       SECURITIES TO BE REGISTERED              REGISTERED              UNIT               PRICE(1)         REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Senior Secured Notes due 2007.............      $71,000,000             100%              $71,000,000            $17,750
Term B Notes Due 2007.....................      $ 4,500,000             100%              $ 4,500,000            $ 1,125
          Total...........................      $75,500,000             100%              $75,500,000            $18,875
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Determined solely for the purpose of calculating the registration fee in accordance with Rule 457(f) of the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(a), MAY DETERMINE.

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--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE EXCHANGE NOTES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE EXCHANGE NOTES AND IT IS NOT SOLICITING AN OFFER TO BUY THE EXCHANGE NOTES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED JANUARY 25, 2001

PROSPECTUS

                               [PICCADILLY LOGO]

                          PICCADILLY CAFETERIAS, INC.
                               OFFER TO EXCHANGE
              $71,000,000 REGISTERED SENIOR SECURED NOTES DUE 2007
                                      FOR
           ALL OUTSTANDING UNREGISTERED SENIOR SECURED NOTES DUE 2007

                                      AND

                               OFFER TO EXCHANGE
                  $4,500,000 REGISTERED TERM B NOTES DUE 2007
                                      FOR
               ALL OUTSTANDING UNREGISTERED TERM B NOTES DUE 2007
                             ---------------------
THE EXCHANGE NOTES

     The terms of the exchange notes that we are offering in exchange for the outstanding notes are substantially identical to the terms of the outstanding notes, except that interest on the exchange notes will accrue from the last date on which interest was paid or duly provided for on the outstanding notes, or, if no such interest has been paid, from December 21, 2000, and the transfer restrictions on the outstanding notes will be eliminated.

MATERIAL TERMS OF THE EXCHANGE OFFERS

     - We hereby offer to exchange all outstanding notes that are validly tendered and not withdrawn for an equal principal amount of a new series of notes which are registered under the Securities Act of 1933.

     - The exchange offers will expire at 5:00 p.m. New York City time, on
                   , 2001, unless extended.

     - You may withdraw tenders of your outstanding notes at any time before the exchange offers expire.

     - We will issue the exchange notes promptly after the exchange offers expire.

     - We believe that the exchange of outstanding notes will not be a taxable event for federal income tax purposes, but you should read "Certain U.S. Federal Income Tax Considerations -- The Exchange Offers" on page 95 for more information.

     - We will not receive any proceeds from the exchange offers.

     - No public market currently exists for the exchange notes. We do not intend to apply for listing of the exchange notes on any securities exchange or to arrange for them to be quoted on any quotation system.

      INVESTING IN THE EXCHANGE NOTES INVOLVES RISKS THAT WE DESCRIBE IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 12.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE EXCHANGE NOTES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is             , 2001.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-4 that we have filed with the Securities and Exchange Commission (the "SEC"). You should rely only on information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of those documents.

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder, and in accordance therewith file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy that information at the public reference rooms of the SEC at its offices located at 450 Fifth Street, NW, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can call the SEC at 1-800-SEC-0330 for more information about the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC's Internet address is http://www.sec.gov.

     The SEC allows us to "incorporate by reference" some of the documents that we file with it into this prospectus, which means:

     - incorporated documents are considered part of this prospectus;

     - we can disclose important information to you by referring you to those documents; and

     - information that we file with the SEC will automatically update and supersede this incorporated information.

     We incorporate by reference the documents listed below, which we filed with the SEC under the Securities Exchange Act of 1934:

     - our annual report on Form 10-K for our fiscal year ended June 30, 2000, which we filed on September 15, 2000, as amended on November 15, 2000;

     - our quarterly report on Form 10-Q for the period ended September 30, 2000, which we filed on November 13, 2000; and

     - our current reports on Form 8-K filed on (1) November 15, 2000, (2) December 13, 2000, (3) December 20, 2000 and (4) December 21, 2000.

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus:

     - any report filed under Sections 13(a) and (c) of the Securities Exchange Act; and

     - any reports filed under Section 15(d) of the Securities Exchange Act.

     At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). Any request should be directed to our Chief Financial Officer at our principal executive offices, which are located at 3232 Sherwood Forest Boulevard, Baton Rouge, Louisiana 70816, telephone number (225) 293-9440.

                              USE OF CERTAIN TERMS

     Unless otherwise indicated, in this Prospectus:

     - "we," "our," "us," the "Company" and "Piccadilly" refer to Piccadilly Cafeterias, Inc.;

     - the outstanding Senior Secured Notes due 2007 ("Old Senior Secured Notes") and the outstanding Term B Notes due 2007 ("Old Term B Notes"), which were issued on December 21, 2000, are collectively referred to as the "Old Notes;"

     - the Series B Fixed Rate Notes Due 2007 ("New Senior Secured Notes") and the Series B Term B Notes Due 2007 ("New Term B Notes") offered hereby are collectively referred to as the "Exchange Notes;"

     - the Old Senior Secured Notes and the New Senior Secured Notes are collectively referred to as the "Senior Secured Notes;"

     - the Old Term B Notes and the New Term B Notes are collectively referred to as the "Term B Notes;"

     - the Old Notes and the Exchange Notes, together with any additional notes issued under the indenture, are collectively referred to as the "Notes;" and

     - the private placement of Old Notes on December 21, 2000 is referred to as the "Original Offerings."

                           FORWARD LOOKING STATEMENTS

     We make "forward-looking statements" throughout this Prospectus (this "Prospectus"). Whenever you read a statement that is not solely a statement of historical fact (such as when we describe what we "believe," "expect" or "anticipate" will occur, and other similar statements), you should understand that our expectations may not be correct, although we believe they are reasonable. We do not guarantee that the transactions and events described in this Prospectus will happen as described or that any positive trends noted in the Prospectus will continue. The forward-looking information contained in this Prospectus is generally located under the headings "Summary," "Risk Factors," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," but may be found in other locations as well. These forward-looking statements generally relate to our strategies, plans and objectives for future operations and are based upon management's reasonable beliefs or estimates of future results or trends.

     Forward-looking statements regarding management's present plans or expectations for new cafeteria openings, remodels, other capital expenditures, sales-building and cost-saving strategies, advertising expenditures, or disposition of impaired cafeterias, involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with third parties, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding management's present expectations for operating results involve risks and uncertainties relative to these and other factors, such as advertising effectiveness and the ability to achieve cost reductions (and other factors discussed under "Risk Factors" or elsewhere in this Prospectus), which also would cause actual results to differ from present plans. Such differences could be material.

     You should read this Prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even if our situation changes in the future.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. You should carefully read the entire Prospectus and should consider, among other things, the matters set forth under "Risk Factors," prior to making a decision as to whether to tender Old Notes in the Exchange Offers. We have a June 30 fiscal year-end. Pro forma information in this Prospectus reflects our cafeteria business and gives effect to our sale of Ralph & Kacoo's seafood restaurants in March 1999 as if that transaction had occurred on July 1, 1995.

                                  THE COMPANY

OVERVIEW

     Piccadilly Cafeterias, Inc., founded in 1944, is the largest cafeteria chain in the United States with 236 cafeterias in 16 states. We are the dominant cafeteria chain in the Southeastern and Mid-Atlantic regions. We serve a diverse and extremely loyal customer base consisting of families, groups of friends and co-workers, senior citizens, couples and students. Our patrons enjoy a wide selection of convenient, healthy, freshly prepared "home cooked" meals at value-oriented prices for lunch and dinner. We have generated consistent EBITDA over the past five years, with our EBITDA increasing from $24.0 million in fiscal 1996 to $27.9 million in the twelve months ended September 30, 2000. After giving effect to the Original Offerings and the incurrence of indebtedness under our new Term Loan Credit Facility, our Total debt-to-EBITDA ratio at September 30, 2000 was 2.9x and our EBITDA-to-Interest ratio for the twelve months ended September 30, 2000 was 2.9x.

     We expect to achieve significant annual cost savings through outsourcing certain food preparation activities and expanding our centralized purchasing. We have successfully implemented outsourcing at 54 of our cafeterias and we intend to roll out this program to our remaining cafeterias during the next two years. We expect this program will result in approximately $2.5 million of cost savings for fiscal 2001. When our outsourcing program is fully implemented, we expect to reduce annual operating expenses by approximately $8 to $10 million. We also expect to save approximately $3 million of annual operating expenses by expanding our centralized purchasing program to include certain food items, such as poultry, that are currently being purchased by the individual cafeteria managers.

     In addition, we expect to generate significant incremental EBITDA through our acquisition of 142 Morrison cafeterias. Although Morrison cafeterias were experiencing declines in same-store sales prior to the acquisition, we acquired the Morrison cafeterias in May 1998 as a long-term growth strategy. Specifically, the acquisition more than doubled Piccadilly's size, eliminated a major competitor and provided significant upside potential through the improvement of the Morrison operations. We have addressed the declining trends in same-store sales at the Morrison cafeterias during fiscal 1999 and 2000 by
(i) closing 27 unprofitable cafeterias, (ii) converting 112 Morrison cafeterias to Piccadilly-style cafeterias and (iii) implementing new marketing programs.

BUSINESS STRENGTHS

     Dominant Market Share in Core Markets. We are the largest cafeteria chain in the United States with 236 cafeterias, and we are the dominant cafeteria chain in the Southeastern and Mid-Atlantic regions. The next largest cafeteria chain in these regions operates 32 cafeterias. Although the family dining industry is very competitive and has grown significantly through the introduction of new restaurant concepts and new restaurant openings, the cafeteria segment has had few new entrants. In addition, the existing major cafeteria chains have generally focused on their existing regional markets. As a result, we have experienced limited competition in our markets for customers seeking a cafeteria-style dining experience.

     Diverse and Extremely Loyal Customer Base. We have developed substantial brand equity and customer loyalty during our 56-year operating history. In addition, we have developed a diverse customer base consisting of families, groups of friends and co-workers, senior citizens, couples and students. We believe cafeteria dining meets changing lifestyle needs by providing convenient, healthy, freshly prepared and reasonably-priced meals that combine the ease of fast food with the quality of home cooking. We attribute our broad market appeal and customer loyalty to the consistent quality of our meals, our varying menu selection, convenient cafeteria format, value pricing and well-recognized brand name.

     High Quality Food Offering. Our food quality, service and atmosphere were all voted #1 among cafeterias and buffet-style chains by consumers in Restaurants and Institutions' "Choice in Chains" 2000 survey. All of our cafeterias offer a wide variety of quality, reasonably-priced meals. Our standard menu offering includes soups, salads, seafood, meat, chicken, vegetables, breads, desserts and beverages. Each of our cafeteria managers has the ability to vary their menu to include local and seasonal favorites from our extensive proprietary recipe files. Our typical cafeteria lines offer a wide food selection including up to 18 entrees, 2 soups, 20 salads, 18 vegetables, 7 breads and 22 desserts. Customers make their meal selections by combining these items according to their individual preferences.

     Solid Market Position. Since 1990, eating places revenues have increased at a compound annual growth rate of 5.0% to $241.1 billion in 1999. This increase was initially accompanied by the introduction of a significant number of new restaurant concepts and rapid new-restaurant expansion. As a result, the restaurant market has become oversaturated and recently the pace of new-restaurant openings has slowed. Many restaurant chains are now focused on improving sales and profitability at their existing restaurants. During this highly competitive period, we have sustained our operations and maintained a consistent level of EBITDA. Furthermore, with our 236 cafeterias we are well positioned to increase our sales in the current environment of slower new-restaurant growth and continued increases in consumer demand for restaurant dining.

     Proven Management with Significant Equity Stake. Our executive officers average over 22 years of experience at Piccadilly. In addition, our district and cafeteria managers have an average of 23 and 17 years of experience at Piccadilly, respectively. As a result, our management team is extremely familiar with our existing markets and customer base. Mr. Ronald A. LaBorde, our Chief Executive Officer, has served us for over 18 years, and has been our chief executive officer since 1995. Our management team currently beneficially owns approximately 7.4% of the outstanding shares of our company, including shares subject to exercisable options, and our founders and their beneficiaries beneficially own approximately 19.2% of the outstanding shares of our company.

     Solid Credit Profile. After issuing the Old Notes and incurring indebtedness under our Term Loan Credit Facility, we have a strong balance sheet. If the Old Notes had been issued and such indebtedness incurred at September 30, 2000, our ratio of Total debt-to-Total capitalization would have been 51.0% and our Total debt-to-EBITDA ratio would have been 2.9x at September 30, 2000. If the Old Notes had been issued and such indebtedness incurred on October 1, 1999, our EBITDA-to Interest ratio would have been 2.9x for the twelve months ended September 30, 2000. In addition, as of September 30, 2000 our ratio of Net property, plant and equipment-to-Total debt would have been 2.0x.

BUSINESS STRATEGY

     Capitalize on the Morrison Acquisition. In May 1998, Piccadilly acquired 142 Morrison cafeterias, at that time the largest cafeteria chain in the Southeastern and Mid-Atlantic regions of the United States. While the Morrison cafeteria operations had been experiencing declining operations for two years prior to the acquisition, we believed that the acquisition would ultimately be accretive to our operations. Specifically, the acquisition allowed us to eliminate our only major competitor in our markets, more than double the size of our operations, enhance purchasing power, eliminate redundant costs and potentially increase sales at Morrison cafeterias to Piccadilly levels. In fiscal 2000, the Morrison cafeterias contributed only $0.9 million of EBITDA. During that same time period, Morrison cafeterias on average generated only $1.6 million of sales per cafeteria compared to $2.2 million of sales at our traditional Piccadilly cafeterias. We believe that we can substantially increase Morrison EBITDA based on our experience with the traditional Piccadilly cafeterias.

     Implement Sales-Building Initiatives. In fiscal 2000, same-store sales declined by 5.2%. Approximately 73% of the decline in same-store sales was attributable to the Morrison cafeterias. During fiscal 1999 and 2000, we were focused on the integration of the Morrison cafeterias. Specifically, during fiscal

1999 and the first quarter of fiscal 2000, we closed 27 unprofitable Morrison cafeterias and converted 112 Morrison cafeterias to Piccadilly-style cafeterias. During the balance of fiscal 2000, we tested several sales-building initiatives at 16 cafeteria locations in order to attract and retain new customers and to increase sales to existing customers. These sales-building initiatives include simplified menu pricing, neighborhood marketing and sponsorship of employee contests. These initiatives have been well received by our customers. Due to favorable results achieved at the test cafeterias, we implemented these initiatives on a company-wide basis in September 2000. Certain of these strategies, including customer coupons and discounted meal alternatives, designed to attract new customers, are expected to have a negative impact on margins during the second quarter of fiscal 2001.

     Implement Outsourcing Program. We have historically prepared almost all of our meals from scratch at each cafeteria location. We have initiated an outsourcing program at 54 of our cafeterias, in which outside vendors prepare and provide selected components of our recipes. For example, the cafeterias will receive certain pre-cut vegetables for salads and entrees, pre-mixed ingredients for certain desserts and side items based on our proprietary recipes and pre-mixed dough for selected bakery products. The outsourcing program has been implemented carefully in order to maintain consistently high levels of food freshness and quality. Based on our experience at these 54 cafeterias, we expect to reduce annual operating expenses by between approximately $8 and $10 million when the outsourcing program is fully implemented. These savings are the result of significantly reduced kitchen labor hours. We intend to roll out the outsourcing program to our remaining cafeterias over the next two years. We expect to achieve $2.5 million of cost savings in fiscal 2001 from our outsourcing program.

     Expand Centralized Purchasing Program. Currently, the managers at each of our cafeterias have purchasing responsibility for approximately one-third of the food ingredients used in the meals we serve. We implemented a new program in September 2000 that eliminated over 100 poultry suppliers by centralizing the purchasing function for poultry. Over the next 12 months, we expect to centralize the purchasing of other food items. Through centralized purchasing, we expect to achieve significant volume purchase discounts, resulting in approximately $3 million of annual cost savings ($1.5 million in fiscal 2001 from poultry alone). In addition, centralized purchasing will allow our cafeteria managers to spend more of their time increasing sales and enhancing customer service.

RECENT ACQUISITIONS AND DISPOSITIONS

     In May 1998, we acquired Morrison for $57.3 million of total consideration. At that time, Morrison was the largest cafeteria chain in the Southeastern and Mid-Atlantic regions with 142 cafeterias in operation. Morrison cafeterias were similar to our traditional Piccadilly cafeterias in terms of size and markets served.

     In March 1999, we sold six Ralph & Kacoo's seafood restaurants for $21.3 million in cash. Ralph & Kacoo's generated approximately $24.3 million of sales and $3.9 million of EBITDA in the twelve-month period prior to the sale. Net proceeds from the sale were used to reduce bank debt. We sold Ralph & Kacoo's in order to focus on our traditional cafeteria operations.
                             ---------------------

     Our principal offices are located at 3232 Sherwood Forest Boulevard, Baton Rouge, Louisiana 70816, telephone number (225) 293-9440. Our New York Stock Exchange ticker symbol is PIC.

                             THE ORIGINAL OFFERINGS

     The Old Notes were issued on December 21, 2000 as part of a private unit offering, with each unit (each, a "Unit") consisting of one Old Note in the principal amount of $1,000 and one warrant (each, a "Warrant") to purchase 10.51 shares of our common stock. The Exchange Notes will not have an attached Warrant and will trade separate and apart from the Warrants originally included as part of the Units. The Units were sold to Jefferies & Company, Inc., as initial purchaser (the "Initial Purchaser"). The Initial Purchaser sold the Units to qualified institutional buyers in reliance on Rule 144A under the Securities Act.

                              THE EXCHANGE OFFERS

Securities Offered.........  We are offering to exchange the New Senior Secured
                             Notes for the Old Senior Secured Notes in the aggregate principal amount of up to $71,000,000. We are also offering to exchange the New Term B Notes for the Old Term B Notes in the aggregate principal amount of up to $4,500,000. The Exchange Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the same indenture as the Old Notes. The terms of the Exchange Notes and related Old Notes are identical in all material respects, except that (i) interest on the Exchange Notes will accrue from the last date on which interest was paid or duly provided for on the Old Notes, or, if no such interest has been paid, from December 21, 2000, and (ii) the transfer restrictions on the Old Notes will be eliminated.

The Exchange Offers........  The Exchange Notes are being offered in exchange for a like principal amount of Old Notes. The Old Notes may be exchanged only in integral multiples of $1,000. The issuance of the Exchange Notes is intended to satisfy obligations of Piccadilly contained in a registration rights agreement between Piccadilly and the Initial Purchaser.

Expiration Date............  The Exchange Offers expire at 5:00 p.m., New York
                             City time, on             , 2001, or such later
                             date and time to which it is extended by us in our sole discretion. See "The Exchange Offers."

Conditions to the Exchange
  Offers...................  Our obligation to consummate the Exchange Offers is subject to certain customary conditions. See "The Exchange Offers." We reserve the right to terminate or amend either Exchange Offer at any time prior to the Expiration Date therefor upon the failure of any such condition.

Withdrawal Rights..........  Tenders may be withdrawn at any time prior to the
                             Expiration Date. Any Old Notes not accepted for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offers. See "The Exchange Offers."

Procedure for Tendering Old
  Notes....................  We issued the Old Notes as global securities in fully registered form without coupons. Beneficial interests in the Old Notes which are held by direct or indirect participants in The Depository Trust Company through uncertificated depositary interests are shown on, and transfers of the Old Notes can be made only through, records maintained in book-entry form by DTC with respect to its participants. If you are a holder of an Old Note held in the form of a book-entry interest and you wish to tender your Old Notes for exchange pursuant to the Exchange Offers, you must transmit to the Exchange Agent (as hereinafter defined), on or prior to the expiration of the Exchange Offer either:

                             - a written or facsimile copy of a properly
                               completed and executed letter of transmittal (the "Letter of Transmittal") and all other required documents to the address set forth on the cover page of the Letter of Transmittal; or

                             - a computer-generated message transmitted by means
                               of DTC's Automated Tender Offer Program system and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the Letter of Transmittal.

                             The Exchange Agent must also receive on or prior to the expiration of the Exchange Offers either:

                             - a timely confirmation of book-entry transfer of
                               your Old Notes into the exchange agent's account at DTC, in accordance with the procedure for book-entry transfers described in this Prospectus under "The Exchange Offers -- Exchange Offer Procedures -- Book-Entry Transfer;" or

                             - the documents necessary for compliance with the
                               guaranteed delivery procedures described below.

Procedures for Tendering
  Certificated Old Notes...  If you are a holder of book-entry interests in the
                             Old Notes, you are entitled to receive, in limited circumstances, in exchange for your book-entry interests, certificated notes which are in principal amounts equal to your book-entry interests. There are no issued and outstanding certificated Old Notes as of the date of this Prospectus. If you acquire certificated Old Notes prior to the expiration of the Exchange Offers, you must tender your certificated Old Notes in accordance with the procedures described in this Prospectus under the heading "The Exchange
                             Offers -- Exchange Offer Procedures -- Certificated Old Notes."

Special Procedures for
Beneficial Owners..........  If you are the beneficial owner of Old Notes and they are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your Old Notes, you should promptly contact the person in whose name your Old Notes are registered and instruct that person to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the Letter of Transmittal and delivering your Old Notes, either make appropriate arrangements to register ownership of the Old Notes in your name or obtain a properly completed bond power from the person in whose name your Old Notes are registered. The transfer of registered ownership may take considerable time and it may not be possible to complete prior to the expiration date.

Guaranteed Delivery
  Procedures...............  Holders of Old Notes who wish to tender their Old
                             Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date, or who cannot complete the procedures for book-entry transfer on a timely basis, must tender their Old Notes according to the guaranteed delivery procedures set forth in "The

                             Exchange Offers -- Exchange Offer
                             Procedures -- Guaranteed Delivery Procedures."

Use of Proceeds............  We will not receive any cash proceeds from the issuance of Exchange Notes pursuant to the Exchange Offers.

Exchange Agent.............  The Bank of New York is serving as the exchange agent in connection with the Exchange Offer (the "Exchange Agent.")

United States Federal
Income Tax Consequences....  The exchange of Old Notes pursuant to the Exchange
                             Offers should not be a taxable event for United States federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations -- The Exchange Offers."

Effect on Holders of
  Old Notes................  By making these Exchange Offers, and upon acceptance for exchange of all validly tendered Old Notes pursuant to the terms of these Exchange Offers, we will have fulfilled a covenant contained in the registration rights agreement between Piccadilly and the Initial Purchaser (the "Registration Rights Agreement") and, accordingly, the holders of the Old Notes will have no further registration or other rights under the Registration Rights Agreement, except under certain limited circumstances. See "Registration Rights Agreement." Holders of the Old Notes who do not tender their Old Notes in the Exchange Offers will continue to hold such Old Notes and will be entitled to all rights and limitations thereto under the Indenture. All untendered, and tendered but unaccepted, Old Notes will continue to be subject to the restrictions on transfer provided for in such Old Notes and the Indenture. To the extent Old Notes are tendered and accepted in the Exchange Offers, the trading market, if any, for the Old Notes could be adversely affected. See "Risk Factors -- Risk Factors Relating to the Exchange Offers."

                               TERMS OF THE NOTES

Issuer.....................  Piccadilly Cafeterias, Inc.

Maturity Date..............  November 1, 2007.

Interest Rate..............  We will pay interest on the Senior Secured Notes at an initial annual rate of 12.0%. Beginning November 1, 2001, the interest rate will be adjusted each year to 12.0% plus 0.50% per annum for every $1.0 million of our Consolidated EBITDA (for the immediately preceding fiscal year) in excess of $27.0 million (provided that the adjusted rate will not be more than 1.5% above the rate paid in the prior 12-month period, and provided the maximum rate borne by the Senior Secured Notes will not exceed 16.5% per annum).

                             We will pay interest on the Term B Notes at an annual rate, which shall be adjusted on each interest payment date, of three-month LIBOR plus 4.50%.

Interest Payment Dates.....  Interest on the Exchange Notes will accrue from the last date on which interest was paid or duly provided for on such series of Old Notes surrendered in exchange therefor or, it no interest has been paid on the Old Notes, from December 21, 2000. We will pay interest on the Senior Secured Notes semi-annually, beginning May 1, 2001. We will pay interest on the Term B Notes quarterly, beginning February 1, 2001.

Ranking....................  The Notes will rank senior in right of payment to any of our subordinated indebtedness and will rank equal to each other and any of our other senior indebtedness. The Company has a new Senior Credit Facility of $25 million (the "Senior Credit Facility") and a $5.5 million Term Loan Credit Facility (the "Term Loan Credit Facility"), the borrowings under which are senior indebtedness. Pursuant to an intercreditor agreement (the "Intercreditor Agreement"), the Senior Credit Facility will have a payment priority over the Notes and the indebtedness under the Term Loan Credit Facility with respect to any proceeds received upon the foreclosure or other disposition of the collateral. As of December 21, 2000 we had approximately $13 million available for borrowing under the Senior Credit Facility.

Security Interest..........  The Notes and any indebtedness under the Term Loan
                             Credit Facility and the Senior Credit Facility will be secured by a first priority lien on substantially all of the current and future assets that we own, as well as by a number of our leasehold interests in cafeteria properties that we operate, subject to certain permitted liens.

Optional Redemption........  On or after November 1, 2002, we will have the right to redeem all or some of the Senior Secured Notes at the following redemption prices, plus accrued and unpaid interest:

                                       FOR THE PERIOD                                       PERCENTAGE
                                       --------------                                       ----------
                                       On or after November 1, 2002.......................    104.0%
                                       On or after November 1, 2003.......................    103.0%
                                       On or after November 1, 2004.......................    102.0%
                                       On or after November 1, 2005.......................    101.0%
                                       November 1, 2006 and thereafter....................    100.0%

                             We will have the right at any time to redeem all or some of the Term B Notes at the following redemption prices plus accrued and unpaid interest:

                                       FOR THE PERIOD                                       PERCENTAGE
                                       --------------                                       ----------
                                       On or before November 1, 2001......................    103.0%
                                       On or before November 1, 2002......................    102.0%
                                       On or before November 1, 2003......................    101.0%
                                       November 2, 2003 and thereafter....................    100.0%

Original Issue Discount....  The Old Notes were issued with, and the Exchange
                             Notes will be deemed to have been issued with, original issue discount for federal income tax purposes. You should be aware that accrued original issue discount will be included periodically in your gross income for federal income tax purposes. See "Certain U.S. Federal Tax Considerations."

Guarantees.................  Subject to certain exceptions, if we create or acquire new subsidiaries, they will guarantee the Notes. We currently have no subsidiaries.

Excess Cash Flow Offer.....  If we have excess cash flow (as defined) of at least $2.5 million during any fiscal year, the holders of the Notes and the holders of any indebtedness under the Term Loan Credit Facility will have the right on the immediately following November 1, commencing November 1, 2001, to sell us their Notes or require us to prepay the indebtedness outstanding under the Term Loan Credit Facility at 101% of the principal amount thereof, plus accrued and unpaid interest, provided that the amount required to be paid by the Company to repurchase all such Notes and prepay such indebtedness will be limited to the lesser of (a) $5.0 million or (b) the amount of such excess cash flow. We will also have the option to offer to purchase additional Notes and make additional prepayments of indebtedness under the Term Loan

                             Credit Facility at 101% of the principal amount thereof up to the entire amount of such excess cash flow (if greater than $5.0 million), after satisfying our obligations described under "Additional Excess Cash Flow Offer" below.

Additional Excess Cash Flow
  Offer....................  If we have excess cash flow over $5.0 million during any fiscal year, the holders of the Term B Notes and the holders of any indebtedness under the Term Loan Credit Facility will have the right, concurrently with the excess cash flow offer, to sell us their Notes or require us to prepay the indebtedness outstanding under the Term Loan Credit Facility at 101% of the principal amount thereof, plus accrued and unpaid interest, provided that the amount required to be paid by the Company to repurchase all such Notes and prepay such indebtedness will be limited to 50% of the amount by which the excess cash flow exceeds $5.0 million.

Change of Control Offer....  If we experience a change in control, the holders of the Notes will have the right to sell us their Notes at 101% of the principal amount thereof, plus accrued and unpaid interest.

Asset Sale Proceeds........  If we sell assets, we may have to use the cash proceeds therefrom to offer to buy a portion of the Notes and prepay the indebtedness outstanding under the Term Loan Facility at 100% of the principal amount thereof, plus accrued and unpaid interest.

Certain Indenture
Provisions.................  The New Senior Secured Notes and the New Term B
                             Notes will be issued under the same indenture (the "Indenture") as the Old Notes. The Indenture limits our ability to:

                             - incur more debt;

                             - pay dividends or make other distributions;

                             - redeem our stock;

                             - issue stock of subsidiaries;

                             - make certain investments;

                             - create liens;

                             - make capital expenditures;

                             - enter into transactions with affiliates;

                             - merge or consolidate; and

                             - transfer or sell assets.

                             These covenants are subject to a number of important exceptions.

Voting Rights..............  Under the Intercreditor Agreement, the holders of the Notes and the holders of the indebtedness under the Term Loan Credit Facility will vote together as a single class with respect to any amendments to the Indenture and with respect to most other voting rights granted to holders of the Notes under the Indenture.

Registration Rights
Agreement..................  Pursuant to a Registration Rights Agreement between us and the Initial Purchaser ("Registration Rights Agreement"), the interest rate on the Old Notes of each issue will increase if we do not complete the Exchange Offers within 180 days from the date the Old Notes were issued.

     For more information about the Notes, see "Description of the Notes."

                                  RISK FACTORS

     Before deciding to tender your Old Notes in the Exchange Offers, you should carefully consider the information included in "Risk Factors," as well as all other information set forth in this Prospectus.

                 SUMMARY PRO FORMA FINANCIAL AND OPERATING DATA

     The summary financial and operating data set forth below is presented on a pro forma basis to reflect our cafeteria operations only, and gives effect to the Company's disposition of Ralph & Kacoo's seafood restaurants as if such transaction had been completed on July 1, 1995. This pro forma data is provided solely for informational purposes and is not necessarily indicative of future results or what our results of operations would have been had the disposition of Ralph & Kacoo's occurred on July 1, 1995. The data presented below should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and the notes thereto appearing elsewhere in or incorporated by reference into this Prospectus.

                                                                                           TWELVE
                                                                                           MONTHS
                                                 YEAR ENDED JUNE 30,                        ENDED
                                 ----------------------------------------------------   SEPTEMBER 30,
                                   1996       1997     1998(9)      1999       2000         2000
                                 --------   --------   --------   --------   --------   -------------
                                                (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales......................  $272,406   $279,653   $309,798   $478,013   $450,276     $445,705
Operating expenses(1)..........   248,127    253,656    281,560    452,583    425,042      419,249
General and administrative
  expenses.....................    12,025     10,705     12,054     16,952     15,230       15,149
Operating income(2)............    12,254     15,292     16,184      8,478     10,004       11,307

OTHER FINANCIAL DATA:
EBITDA(3)......................    23,997     26,374     27,725     25,535     26,702       27,920
Depreciation and
  amortization(4)..............    11,743     11,082     11,541     17,057     16,698       16,613
Maintenance capital
  expenditures(5)..............     4,229      4,729      5,678      8,352      3,812        3,125
Total capital expenditures.....     6,654     10,561     14,394     15,352      6,832        4,077

RESTAURANT DATA:
Number of cafeterias (end of
  period)......................       130        130        270        254        242          242
Same-store sales % increase/
  (decrease)(6)................       3.1%       4.2%       1.6%      (2.6)%     (5.2)%       (4.2)%


COVERAGE RATIOS(7):
EBITDA/Interest expense.....................................     2.9x
Total debt/EBITDA...........................................     2.9x
Net property, plant and equipment/Total debt................     2.0x
Total debt/Total capitalization.............................     51.0%

                                                               AS OF SEPTEMBER 30, 2000
                                                              ---------------------------
                                                               ACTUAL     AS ADJUSTED(8)
                                                              --------    ---------------
                                                                (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $     --       $     --
Net property, plant, and equipment..........................   160,753        160,753
Total assets................................................   210,262        217,262
Total debt..................................................    69,330         81,000(10)
Total shareholders' equity..................................    77,352         77,812

---------------
 (1) Operating expenses is cost of sales, other operating expenses and other expenses (income).

 (2) Operating income is net sales less cost of sales, other operating expenses, general and administrative expenses and other expenses (income).

 (3) EBITDA is net income before provision for income taxes, interest expense, provision for unit impairments and closings and depreciation and amortization. This definition is consistent with the definition of EBITDA in the Indenture and the Senior Credit Facility. EBITDA should not be considered as an alternative to, or more meaningful than, income before income taxes, cash flow from operating activities or other traditional indicators of operating performance. Rather, EBITDA is presented because it is a widely accepted supplemental financial measure that we believe provides relevant and useful information. Our calculation of EBITDA may not be comparable to a similarly titled measure reported by other companies, since all companies do not calculate this non-GAAP measure in the same manner.

 (4) Excludes amortization of deferred financing costs.

 (5) Maintenance capital expenditures are those regularly scheduled expenditures required to maintain, remodel and otherwise improve existing facilities and equipment.

 (6) "Same-stores" are cafeterias that were open for twelve full months in both comparative periods. Since Morrison was acquired on May 28, 1998, the Morrison acquisition only affects the total same-store sales comparison for fiscal year 2000.

 (7) These ratios give effect to Original Offerings and the incurrence of indebtedness under the Term Loan Credit Facility and the use of proceeds therefrom as if these activities had occurred on October 1, 1999 and do not give effect to the unamortized debt discount discussed in footnote 10.

 (8) Gives effect to the Original Offerings and the incurrence of indebtedness under the Term Loan Credit Facility and the use of proceeds therefrom as described under "Use of Proceeds".

 (9) Morrison was acquired on May 28, 1998. Results for the fiscal year ended 1998 include one month of Morrison operations.

(10) Represents the stated principal amount of the Old Notes and the Term Loan Credit Facility without giving effect to unamortized debt discount of approximately $8.6 million which includes the discount on the Old Notes and the Term Loan Credit Facility and the fair value of all of the Warrants issued in the Original Offerings and in connection with the Term Loan Credit Facility.

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     The following table sets forth selected financial and operating data of the Company. The income statement data for each of the five years ended June 30, 2000 are derived from the consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The income statement data for the twelve months ended September 30, 2000 are derived from unaudited financial statements of the Company. The data presented below should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and the notes thereto appearing elsewhere in or incorporated by reference into this Prospectus.

                                                                                             TWELVE
                                                                                             MONTHS
                                                   YEAR ENDED JUNE 30,                        ENDED
                                   ----------------------------------------------------   SEPTEMBER 30,
                                     1996       1997     1998(8)    1999(9)      2000         2000
                                   --------   --------   --------   --------   --------   -------------
                                                          (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales........................  $300,550   $304,838   $335,388   $495,697   $450,276     $445,705
Operating expenses(1)............   272,504    275,514    304,033    467,765    425,042      419,249
General and administrative
  expenses.......................    12,761     11,465     12,832     17,458     15,230       15,149
Operating income(2)..............    15,285     17,859     18,523     10,474     10,004       11,307

OTHER FINANCIAL DATA:
EBITDA(3)........................    28,201     29,975     31,200     28,279     26,702       27,920
Depreciation and
  amortization(4)................    12,916     12,116     12,677     17,805     16,698       16,613
Maintenance capital
  expenditures(5)................     4,462      5,038      6,085      8,460      3,812        3,125
Total capital expenditures.......     6,887     10,870     14,928     15,460      6,832        4,077
Ratio of Earnings to Fixed
  Charges(6).....................       1.1x       3.7x       3.0x       1.4x       1.2x         1.2x

RESTAURANT DATA:
Number of cafeterias and seafood
  restaurants (end of period)....       138        136        277        254        242          242
Same-store cafeteria sales %
  increase/(decrease)(7).........       3.1%      4.2%        1.6%      (2.6)%     (5.2)%       (4.2)%

---------------
(1) Operating expenses is cost of sales, other operating expenses and other expenses (income).

(2) Operating income is net sales less cost of sales, other operating expenses, general and administrative expenses and other expenses (income).

(3) EBITDA is net income before provision for income taxes, gain from sale of Ralph & Kacoo's, interest expense, provision for unit impairments and closings and depreciation and amortization. This definition is consistent with the definition of EBITDA in the Indenture and the Senior Credit Facility. EBITDA should not be considered as an alternative to, or more meaningful than, income before income taxes, cash flow from operating activities or other traditional indicators of operating performance. Rather, EBITDA is presented because it is a widely accepted supplemental financial measure that we believe provides relevant and useful information. Our calculation of EBITDA may not be comparable to a similarly titled measure reported by other companies, since all companies do not calculate this non-GAAP measure in the same manner.

(4) Excludes amortization of deferred financing costs.

(5) Maintenance capital expenditures are those regularly scheduled expenditures required to maintain, remodel and otherwise improve existing facilities and equipment.

(6) Ratio of earnings to fixed charges is determined by dividing fixed charges into the sum of income before income taxes and fixed charges. Fixed charges consist of interest expense and one-third of minimum rental expenses (deemed to be a reasonable estimate of interest cost embedded in rent).

(7) "Same-stores" are cafeterias that were open for twelve full months in both comparative periods. Since Morrison was acquired on May 28, 1998, the Morrison acquisition only affects the total same-store sales comparison for fiscal year 2000.

(8) Morrison was acquired on May 28, 1998. Results for the fiscal year ended 1998 include one month of Morrison operations.

(9) The sale of Ralph & Kacoo's was completed on March 30, 1999. Results for the fiscal year ended 1999 include nine months of Ralph & Kacoo's operations.

                                  RISK FACTORS

     An investment in the Exchange Notes involves risks. The following risk factors should be considered carefully in addition to the other information in this Prospectus before making a decision to tender Old Notes in the Exchange Offers.

RISK FACTORS RELATING TO THE EXCHANGE OFFERS

OLD NOTES NOT EXCHANGED FOR EXCHANGE NOTES WILL CONTINUE TO BE SUBJECT TO RESTRICTIONS ON TRANSFER.

     Holders of Old Notes who do not exchange their Old Notes for Exchange Notes pursuant to the Exchange Offers will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We are not required to, and we do not currently anticipate that we will, register the Old Notes under the Securities Act.

RESTRICTIONS AND CONDITIONS MAY APPLY TO THE TRANSFER OF EXCHANGE NOTES UNDER CERTAIN CIRCUMSTANCES.

     Based on interpretations by the staff of the SEC as set forth in no-action letters issued to third parties we believe that the Exchange Notes issued pursuant to the Exchange Offers in exchange for Old Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement with any person to participate in the distribution of such Exchange Notes. However, we have not requested the SEC to issue, and the SEC has not issued a no-action letter with regard to, the Exchange Offers, and there is no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offers as in such other circumstances. Each holder, other than a broker-dealer, will be required to acknowledge that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes and has no arrangement or understanding to participate in a distribution of Exchange Notes. If any holder is an affiliate of the Company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offers, such holder (i) cannot rely on the applicable interpretations of the staff of the SEC and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offers must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from us). We have agreed that, for a period of the lesser of 180 days following the consummation of the Exchange Offers or the date on which all such broker-dealers have sold all Exchange Notes held by them, we will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     In addition, to comply with the securities laws of certain jurisdictions, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the Exchange Notes for offer or sale under the securities or blue sky laws of such states as any holder of the Exchange Notes reasonably requests in writing.

YOUR OLD NOTES MAY NOT BE ACCEPTED FOR EXCHANGE IF YOU FAIL TO TIMELY TRANSMIT A LETTER OF TRANSMITTAL IN ACCORDANCE WITH THE TERMS OF EXCHANGE OFFERS .

     To participate in an Exchange Offer and avoid the restrictions on transfer of the Old Notes, holders of Old Notes must transmit a properly completed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at one of the addresses set forth below under "The Exchange Offers -- Exchange Agent" on or prior to the Expiration Date. See "The Exchange Offers -- Expiration Date." In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer of such Old Notes into the Exchange Agent's account at The Depository Trust Company pursuant to the procedure for book-entry transfer described herein, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described herein. See "The Exchange Offers."

RISK FACTORS RELATING TO THE NOTES

WE HAVE A SUBSTANTIAL AMOUNT OF DEBT, WHICH COULD IMPAIR OUR ABILITY TO MAKE PRINCIPAL AND INTEREST PAYMENTS ON THE NOTES.

     We have a substantial amount of debt.

     - Our total senior debt outstanding under the Notes and the Term Loan Credit Facility is $81 million, and we have the ability to incur up to an additional $25 million of debt under the Senior Credit Facility.

     - Our ratio of Total debt-to-Total capitalization would have been 51.0% if the Original Offerings and the borrowings under the Term Loan Credit Facility had been completed at September 30, 2000.

     - Our ratio of Total debt-to-EBITDA would have been 2.9x if the Original Offerings and the borrowings under the Term Loan Credit Facility had been completed at September 30, 2000.

     - If the Original Offerings and the borrowings under the Term Loan Credit Facility had been completed on October 1, 1999, our EBITDA-to-Interest expense would have been 2.9x for the twelve months ended September 30, 2000.

     We may, subject to certain restrictions in the Indenture, the Term Loan Credit Facility and the Senior Credit Facility, be able to incur substantial additional indebtedness in the future. Our high level of debt could have important consequences to you, including the following:

     - making it difficult for us to make payments on the Notes;

     - limiting our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes;

     - increasing our vulnerability to downturns in our business or the economy generally;

     - limiting our ability to withstand competitive pressures from our less leveraged competitors; and

     - having a material adverse effect on us if we fail to comply with the covenants in the Indenture, the Term Loan Credit Facility or our Senior Credit Facility, because a failure could result in an event of default that, if not cured or waived, could result in all of our indebtedness becoming immediately due and payable.

     We urge you to consider the information under "Capitalization,"
"Summary -- Summary Pro Forma Financial and Operating Data," "Description of the Notes," "Description of Term Loan Credit Facility" and "Description of Senior Credit Facility" for more information on these matters.

WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FLOW TO MAKE INTEREST PAYMENTS UNDER THE NOTES DUE TO EVENTS THAT ARE BEYOND OUR CONTROL.

     Economic, financial, competitive, legislative, regulatory, and other factors beyond our control could affect our ability to generate cash flow from operations to make payments on or refinance the Notes and our other indebtedness and to fund necessary working capital. A significant reduction in operating cash flow would likely increase the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to make payments on the Notes or our other debt, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing the Notes or other debt, selling assets or raising equity. We cannot assure you that any of these alternatives could be accomplished on satisfactory terms or that they would yield sufficient funds to retire the Notes and our other debt.

     We urge you to consider the information under "Capitalization,"
"Summary -- Summary Pro Forma Financial and Operating Data" and "Description of the Notes" for more information on these matters.

THE COLLATERAL MAY NOT BE SUFFICIENT TO SATISFY ANY AMOUNTS WE OWE UNDER THE NOTES AND THE INDENTURE.

     We do not represent that the value of the collateral securing the Notes, our Term Loan Credit Facility and our Senior Credit Facility will be sufficient to repay the principal of the Notes, and the indebtedness outstanding under the Term Loan Credit Facility and our Senior Credit Facility. After the payment in full of amounts due under our Senior Credit Facility, any claim for the difference between the amount realized by holders of the Notes and the holders of indebtedness under the Term Loan Credit Facility from the sale of the collateral securing the Notes and such indebtedness and our obligations under the Notes and such indebtedness will rank equally in right of payment with all of our other unsecured senior indebtedness and, in some cases, junior to the claims of any persons holding liens which are Permitted Liens (as defined in the Indenture). Additionally, the terms of the Indenture allow us to issue additional Notes provided that we meet the interest coverage ratio (as defined in the Indenture). See "Description of Notes -- Certain Covenants -- Limitation on Incurrence of Indebtedness." The Indenture does not require that we maintain the current level of collateral or maintain a specific ratio of indebtedness to asset values. Any additional Notes issued pursuant to the Indenture will rank equal to the Old Notes, the Exchange Notes and the indebtedness under the Term Loan Credit Facility and be entitled to the same rights and priority with respect to the collateral. Thus, the issuance of additional Notes pursuant to the Indenture may have the effect of significantly diluting your ability to recover payment in full from the then existing pool of collateral. See "Description of the Notes."

YOUR RIGHTS MAY BE ADVERSELY AFFECTED BY BANKRUPTCY PROCEEDINGS.

     An investment in the Exchange Notes, as in any type of security, involves certain insolvency and bankruptcy considerations that investors should carefully consider. In the event we were to become a debtor subject to insolvency proceedings under the United States Bankruptcy Code (the "Bankruptcy Code"), it is likely delays in payment of the Notes, and in enforcing remedies under the Notes and the liens securing the Notes, would result. Provisions under the Bankruptcy Code or general principles of equity that could impair your rights include, but are not limited to, the automatic stay, avoidance of preferential transfers by a trustee or debtor-in-possession, limitations on collectability of unmatured interest or attorney fees and forced restructuring of the Notes.

     Under the Bankruptcy Code, a secured creditor such as the trustee or collateral agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents, or profits of such collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The term "adequate protection" is not defined under bankruptcy law and, because of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the trustee or collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the Notes would be compensated for any delay in payment or loss of value of the collateral through the requirements of "adequate protection." Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the Notes, the holders of the Notes would have "undersecured claims." Federal bankruptcy laws do not permit the payment or accrual of interest, costs, and attorneys' fees for "undersecured claims" during the debtor's bankruptcy case. Furthermore, the undersecured portion of such claims are unsecured claims and have a lower priority than secured claims in a bankruptcy and there is a risk that the principal amount of such claims may not be repaid in full.

     Under the Bankruptcy Code, a trustee or debtor-in-possession may generally recover payments or transfers of property of a debtor if such payment or transfer was:

     - to or for the benefit of a creditor;

     - in payment of an antecedent debt owed before the transfer was made;

     - made while the debtor was insolvent;

     - within 90 days (or one year if the payment was to an "insider" of the debtor) before the filing of the bankruptcy case; and

     - enabled the creditor to receive more than it would have received in a liquidation under Chapter 7 of the Bankruptcy Code if the transfer had not been made and the creditor received payment of the debt as provided in the Bankruptcy Code.

By way of example, if payments were made on the Notes prior to the filing of a bankruptcy case and a court subsequently determined that the value of the collateral pledged by the entity making the payment was less than the debt owed, such payments could be subject to avoidance as a preferential transfer.

     Forced restructuring of the Notes could occur through the "cram-down" provision of the Bankruptcy Code. Under this provision, the Notes could be restructured over the objections of holders of the Notes as to their general terms, primarily interest rate and maturity. Additionally, the Notes could be bifurcated into secured debt and unsecured debt if a bankruptcy court were to find that the debt owed by us exceeded the value of the collateral. If this were to occur, the unsecured portion of the debt could be afforded different treatment than the secured portion of the debt, including, but not limited to the disallowance of the accrual of post-petition interest in the Notes.

IN THE EVENT OF BANKRUPTCY, HOLDERS OF THE EXCHANGE NOTES MAY BE DEEMED TO HAVE RECEIVED ORIGINAL ISSUE DISCOUNT UPON THE ISSUANCE OF THE OLD NOTES FOR WHICH SUCH EXCHANGE NOTES WERE EXCHANGED.

     Original issue discount, referred to as OID, results when a debt instrument is issued for less than the face amount of the debt instrument. The difference between the face amount of the debt instrument and the proceeds (prior to issuance expenses) received by the issuer is generally treated as being in the nature of additional interest due on the note that accrues throughout the term of the loan. As a general rule under Section 502(b)(2) of the Bankruptcy Code, any claim for "unmatured interest," i.e., interest that accrues post-petition, is disallowed. While the term "unmatured interest" is not defined by the Bankruptcy Code, bankruptcy courts have routinely held that "unmatured interest" includes OID. Thus, OID that would accrue after a bankruptcy filing is subject to being disallowed as "unmatured interest."

     The general rule regarding the disallowance of "unmatured interest" (including OID) applies to unsecured claims. In the case of a secured creditor, the secured creditor will be entitled to receive as part of its secured claim amounts accruing post-petition (including accruing interest and OID), provided, however, that the value of the creditor's collateral exceeds the amount of total debt owned to the creditor on the filing date. If the amount of debt is equal to or exceeds the value of the collateral, the unsecured OID could be subject to disallowance as "unmatured interest." To the extent the claim is oversecured (i.e., the value of the collateral exceeds the debt owing as of the bankruptcy petition date), interest, including OID, should continue to accrue until the amount of the claim (including principal, interest and other items provided in the loan documents) equals the value of the collateral. Once the amount of the secured claim equals the value of the collateral, any additional claims for interest or OID could be subject to disallowance as "unmatured interest."

THE CLAIMS OF COMMERCIAL BANK LENDERS WILL HAVE EFFECTIVE PRIORITY OVER YOUR CLAIMS AS A HOLDER OF THE NOTES, WHICH COULD IMPAIR YOUR CLAIM TO OUR ASSETS IF WE WERE TO BECOME INSOLVENT OR ARE LIQUIDATED.

     The Notes will rank senior in right of payment to any of our subordinated indebtedness and will rank equal to each other and any of our other senior indebtedness, including any indebtedness outstanding under the Term Loan Credit Facility. The Indenture will permit borrowings of up to $25 million principal amount under the Senior Credit Facility and up to $5.5 million principal amount under the Term Loan Credit Facility that will be senior indebtedness and that would be secured by the same collateral that secures the Notes. As of December 21, 2000, the Company had approximately $13 million available for borrowing under the Senior Credit Facility. Under the Intercreditor Agreement, the lenders under the Senior Credit Facility will have a payment priority right over the holders of the Notes and the holders of any indebtedness under the Term Loan Credit Facility with respect to any proceeds received upon the foreclosure or other disposition of the collateral up to the amount of outstanding indebtedness under the Senior Credit Facility, plus accrued and unpaid interest and fees. As a result, lenders under our Senior Credit Facility will be entitled to be repaid in full, plus accrued and unpaid interest and fees, before any payment is made to the holders of the Notes or holders of any indebtedness outstanding under the Term Loan Credit Facility from the proceeds of the collateral. It is possible that any collateral remaining would be insufficient to satisfy claims of the holders of the Notes.

THE INDENTURE, THE TERM LOAN CREDIT FACILITY AND OUR SENIOR CREDIT FACILITY IMPOSE RESTRICTIONS ON US THAT MAY RESTRICT OUR ABILITY TO OPERATE OUR BUSINESS THAT, IN TURN, COULD IMPAIR OUR ABILITY TO REPAY OUR OBLIGATIONS UNDER THE NOTES.

     Our Senior Credit Facility will require us to maintain specified financial ratios, including fixed charge coverage and total leverage ratios. In addition, the Indenture, the Term Loan Credit Facility and our Senior Credit Facility contain covenants that restrict, among other things, our ability to incur additional indebtedness and dispose of assets, incur or guarantee obligations, repay indebtedness or amend debt instruments, pay dividends, create liens on assets, make investments, make acquisitions, engage in mergers or consolidations, make capital expenditures and engage in certain transactions with subsidiaries or affiliates. Our ability to comply with these covenants may be affected by events beyond our control and we cannot assure you that we will satisfy those requirements. A failure to comply with any of these provisions contained in the Indenture, the Term Loan Credit Facility or our Senior Credit Facility could lead to an event of default under the Indenture, the Term Loan Credit Facility or our Senior Credit Facility which could result in all amounts outstanding under any of them to be declared immediately due and payable. We may also be prevented from taking advantage of available business opportunities if we fail to meet certain financial ratios or because of the limitations imposed on us by the restrictive covenants under the Indenture, the Term Loan Credit Facility and our Senior Credit Facility. We urge you to read the information under "Description of the Notes," "Description of Term Loan Credit Facility" and "Description of Senior Credit Facility" for a more detailed discussion of the substantive requirements of these restrictive covenants.

WE MAY NOT HAVE THE FINANCIAL RESOURCES TO REPURCHASE THE NOTES UPON A CHANGE OF CONTROL, EVEN IF WE ARE LEGALLY REQUIRED TO DO SO.

     In the event of a "Change of Control" under the Indenture, we will have to offer to repurchase all outstanding Notes and indebtedness outstanding under the Term Loan Credit Facility at a purchase price equal to 101% of their face amount, plus accrued and unpaid interest to the purchase date. It is possible that we will not have, or have access to, sufficient funds at the time of any such change of control to make the required repurchase of the Notes and the indebtedness outstanding under the Term Loan Credit Facility.

     If we are required to repurchase the Notes, we would probably require third party financing, but we cannot be sure that we would be able to obtain third party financing on acceptable terms, if at all. A change of control will result in an event of default under our Senior Credit Facility and may cause the acceleration of that debt, in which case we would have to repurchase the Notes and prepay the indebtedness outstanding under the Term Loan Credit Facility as well as repay our Senior Credit Facility in full. We urge you to read "Description of the Notes," "Description of Term Loan Credit Facility" and

"Description of Senior Credit Facility" for a discussion of our obligations under the Indenture and the restrictions under our Senior Credit Facility as to a repurchase of Notes and prepayment of the indebtedness outstanding under the Term Loan Credit Facility in the event of a change of control.

THERE IS CURRENTLY NO PUBLIC MARKET FOR THE EXCHANGE NOTES, AND THERE MAY NEVER BE A PUBLIC MARKET FOR THE EXCHANGE NOTES.

     The Exchange Notes will be new securities for which there is currently no public market. We do not intend to list the Exchange Notes on any national securities exchange or to seek the admission thereof to trading over the National Association of Securities Dealers Automated Quotation System. The Old Notes currently are eligible for trading by qualified institutional buyers in the PORTAL market.

     No assurance can be given as to the liquidity of the trading market that may develop for the Exchange Notes (or any Old Notes not exchanged), the ability of holders of the Exchange Notes to sell their Exchange Notes or the price at which holders would be able to sell the Exchange Notes. Future trading prices of the Exchange Notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities.

RISKS FACTORS RELATING TO OUR BUSINESS

OUR SALES-BUILDING AND COST-SAVINGS INITIATIVES MAY NOT BE SUCCESSFUL.

     We have recently implemented several sales-building initiatives designed to increase customer traffic at our cafeterias and to reverse recent same-store sales declines. We have also implemented several cost-savings initiatives designed to reduce operating expenses. All of these initiatives are in their early stages and there can be no assurance that the initiatives will achieve the results expected within the time periods discussed in this Prospectus or at all.

WE FACE THE RISK OF INCREASING LABOR COSTS THAT COULD ADVERSELY AFFECT OUR CONTINUED PROFITABILITY.

     We are dependent upon an available labor pool of unskilled and semi-skilled employees, many of whom are hourly employees whose wages are based on the federal or state minimum wage. Numerous proposals have been made on state and federal levels to increase minimum wage levels. Because a significant number of our employees are paid at rates tied to the federal minimum wage, an increase in the minimum wage would increase our labor costs. A shortage in the labor pool or other general inflationary pressures or changes could also increase labor costs. An increase in labor costs could have a material adverse effect on our income from operations, and decrease our profitability and cash available to service our debt obligations if we are unable to recover these increases by raising the prices we charge our customers.

WE ARE VULNERABLE TO FLUCTUATIONS IN THE COST, AVAILABILITY, AND QUALITY OF OUR INGREDIENTS.

     The cost, availability, and quality of the ingredients we use to prepare our food are subject to a range of factors, many of which are beyond our control. Fluctuations in economic conditions, weather and demand could adversely affect the cost of our ingredients. We require fresh produce, dairy products and meat, and are therefore subject to the risk that shortages or interruptions in supply of these food products could develop. All of these factors could adversely affect our financial results. Although we believe that we could find alternative suppliers for these ingredients, we have no control over fluctuations in the price of commodities and no assurance can be given that we will be able to pass through any cost increases to our customers.

WE RELY PRIMARILY ON ONE WHOLESALE DISTRIBUTOR AND REPLACING IT COULD DISRUPT THE FLOW OF OUR FOOD PRODUCTS AND SUPPLIES.

     We currently obtain approximately two-thirds of all of our food orders through one distributor located in Baton Rouge, Louisiana and may increase our shipments through this distributor in the future. The remaining food items are purchased from local suppliers and delivered directly to our cafeterias. Our arrangement with this distributor is on competitive terms but is terminable at-will by either of us.

Although we are dependent upon this distributor for most of our food ingredients, we believe that there are other distributors who would be able to service our needs. However, there can be no assurance that we will be able to replace our distributor with others on comparable terms or without disruption to the flow of food products and other supplies to our cafeterias.

WE FACE INTENSE COMPETITION.

     All aspects of the restaurant business are highly competitive. Price, restaurant location, food quality, service and attractiveness of facilities are important aspects of competition, and the competitive environment is often affected by factors beyond a particular restaurant management's control, including changes in the public's taste and eating habits, population and traffic patterns and economic conditions. Our cafeterias compete with a large number of other restaurants, including national and regional restaurant chains and franchised restaurant operations, as well as locally-owned, independent restaurants. Many of our competitors have greater financial resources than we have. There can be no assurance that we will be able to compete successfully against our competitors in the future or that competition will not have a material adverse effect on our operations.

WE FACE RISKS BECAUSE OF THE NUMBER OF CAFETERIAS THAT WE LEASE.

     Our success depends in part on our ability to secure leases in desired locations at rental rates we believe to be reasonable. We currently lease 142 of our cafeterias located in strip shopping centers and malls and we lease the land for 62 of our free-standing cafeterias. 100 of our leases have terms expiring during the next five years. Each lease agreement also provides that the lessor may terminate the lease for a number of reasons, including if we default in any payment of rent or taxes or if we breach any covenants or agreements in the lease. Termination of any of our leases could harm our results of operations. Although we believe that we will be able to renew our existing leases, we can offer no assurances that we will succeed in obtaining such leases in the future at rental rates that we believe to be reasonable or at all. Moreover, if certain locations should prove to be unprofitable, we would remain obligated for lease payments if we decided to withdraw from such locations. See
"Business -- Properties."

WE ARE VULNERABLE TO CHANGES IN CONSUMER PREFERENCES AND ECONOMIC CONDITIONS WHICH COULD HARM OUR FINANCIAL RESULTS.

     Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. Factors such as traffic patterns, demographics, and the type, number and location of competing restaurants may adversely affect the performance of individual cafeterias. In addition, inflation, increased food, labor, energy and employee benefit costs, fluctuating insurance rates, national, regional and local regulations, regional weather conditions, and the availability of experienced management and hourly employees may harm the restaurant industry in general and our cafeterias in particular. Adverse changes in any of these factors could reduce guest traffic or impose practical limits on pricing, which could harm our earnings, financial condition, operating results or cash flow. In addition, although we are attempting to implement our outsourcing program carefully in order to maintain consistently high levels of food freshness and quality, we may experience negative public reaction to this program. Our continued success will depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions.

WE FACE THE RISK OF ADVERSE PUBLICITY AND LITIGATION.

     We may from time to time be the subject of complaints or litigation from guests alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from these allegations may materially adversely affect the Company, regardless of whether the allegations are valid or whether we are liable. In addition, employee claims against us based on, among other things, discrimination, harassment or wrongful termination may divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. We have been subject to such employee claims from time to time, and although these claims have not historically had a material impact on our operations, a significant increase in the number of these claims or an increase in the number of successful claims could materially adversely affect our business, financial condition, operating results or cash flows.

WE FACE RISKS ASSOCIATED WITH GOVERNMENT REGULATION.

     Each of our cafeterias is subject to licensing and regulation by the health, sanitation, safety, building and fire agencies of the respective states and municipalities in which the cafeteria is located. A failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of facilities for an indeterminate period of time, or third-party litigation, any of which could have a material adverse effect on us and the results of our operations.

     Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Although we are not aware of any material environmental conditions that require remediation by us under federal, state or local law at our properties, we have not conducted a comprehensive environmental review of our properties or operations and no assurance can be given that we have identified all of the potential environmental liabilities at our properties or that such liabilities would not have a material adverse effect on our financial condition.

                              THE EXCHANGE OFFERS

PURPOSE OF THE EXCHANGE OFFERS

     The Old Notes were issued on December 21, 2000 as part of an offering of Units, with each Unit consisting of one Old Note in the principal amount of $1,000 and a Warrant to purchase 10.51 shares of our common stock. The Exchange Notes will not have an attached Warrant and will trade separate and apart from the Warrants originally included as part of the Units. The Units were sold to the Initial Purchaser, who then sold the Units to qualified institutional buyers in reliance on Rule 144A under the Securities Act.

     In connection with the sale of the Old Notes, we entered into a Registration Rights Agreement with the initial purchaser, pursuant to which we agreed to use our best efforts to file with the Commission a registration statement relating to an exchange offer (the "Exchange Offer Registration Statement") pursuant to which another series of notes of the Company, the Exchange Notes, covered by such registration statement and containing substantially the same terms as the Old Notes would be offered in exchange for Old Notes. In the event that either (i) we fail to file any of the registration statements required by the Registration Rights Agreement on or prior to 60 days after the date the Old Notes were issued under the Indenture (the "Closing Date"), (ii) any of such registration statements was not declared effective on or prior to 120 days after the Closing Date, (iii) the Exchange Offers are not consummated on or prior to 180 days after the Closing Date, or (iv) any registration statement required by the Registration Rights Agreement is filed and declared effective but thereafter ceased to be effective or failed to be usable for its intended purpose without being succeeded immediately by a post-effective amendment to such Registration Statement that cures such failure and that is itself declared effective on or prior to the effectiveness dates specified above (each such event referred to in clauses (i) through (iv), a "Notes Registration Default"), then from and after occurrence of such Notes Registration Default, the annual interest rate borne by the Old Notes for any period during the continuance of such Notes Registration Default would increase by 0.5% per annum. All accrued additional interest would be paid on the dates and in the manner provided in the Registration Rights Agreement. Following the cure of all Notes Registration Defaults relating to any particular Old Notes, the accrual of additional interest with respect to such Old Notes shall cease. See "Registration Rights Agreement."

     Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a Prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

     The sole purpose of the Exchange Offers is to fulfill our obligations under the Registration Rights Agreement.

TERM OF THE EXCHANGE OFFERS

     We offer to exchange, upon the terms and subject to the conditions set forth herein and in the Letter of Transmittal, up to $71,000,000 in principal amount of New Senior Secured Notes for up to $71,000,000 in principal amount of Old Senior Secured Notes and up to $4,500,000 in principal amount of New Term B Notes for up to $4,500,000 in principal amount of Old Term B Notes. The terms of the Exchange Notes are identical in all material respects to the terms of the Old Notes for which they may be exchanged, except that (i) interest on the Exchange Notes will accrue from the last date on which interest was paid or duly provided on the Old Notes or, if no such interest has been paid, from December 21, 2000, (ii) the transfer restrictions on the Old Notes will be eliminated and
(iii) the holders of the Exchange Notes (as well as remaining holders of any Old Notes) will not be entitled to registration rights under the Registration Rights Agreement. See "Registration Rights Agreement." The Exchange Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture pursuant to which such Old Notes were issued. See "Description of the Notes."

     Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties we believe that the Exchange Notes issued pursuant to the Exchange Offers in exchange for Old Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement with any person to participate in the distribution of such Exchange Notes. However, we have not requested the SEC to issue, and the SEC has not issued a no-action letter with regard to, the Exchange Offers, and there is no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offers as in such other circumstances. Each holder, other than a broker-dealer, will be required to acknowledge that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes and has no arrangement or understanding to participate in a distribution of Exchange Notes. If any holder is an affiliate of the Company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offers, such holder (i) cannot rely on the applicable interpretations of the staff of the SEC and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offers must acknowledge that it will deliver a prospectus in connection with any resale or such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from us). We have agreed that, for a period of the lesser of 180 days following the consummation of the Exchange Offers or the date on which all such broker-dealers have sold all Exchange Notes held by them, we will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     Tendering holders of Old Notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Old Notes pursuant to the Exchange Offers.

     Interest on each Exchange Note will accrue from the last date on which interest was paid or duly provided for on such series of Old Notes surrendered in exchange therefor or, if no interest has been paid, from December 21, 2000. Holders whose Old Notes are accepted for exchange will receive accrued interest thereon to, but not including, the date of issuance of the Exchange Notes, such interest to be payable with the first interest payment on the Exchange Notes, but will not receive any payment in respect of interest on the Old Notes accrued after the issuance of the Exchange Notes.

EXPIRATION DATE; EXTENSIONS; TERMINATION; AMENDMENTS

     Each Exchange Offer expires on the Expiration Date. The term "Expiration
Date" means 5:00 p.m., New York City time on             , 2001, unless the
Company in its sole discretion extends the period during which an Exchange Offer is open, in which event the term "Expiration Date" means the latest time and date on which such Exchange Offer, as so extended by the Company, expires. The Company will be entitled to close the Exchange Offers 20 business days after the commencement thereof, provided, however, that it has accepted all Old Notes theretofore validly surrendered in accordance with the term of the Exchange Offers. The Company reserves the right to extend an Exchange Offer at any time and from time to time prior to the Expiration Date by giving written notice to The Bank of New York (the "Exchange Agent") and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a press release. During any extension of an Exchange Offer, all Old Notes previously tendered pursuant to such Exchange Offer will remain subject to the Exchange Offer.

     The Company expressly reserves the right to (i) terminate the Exchange Offers and not accept for exchange any Old Notes for any reason, including if any of the events set forth below under "-- Conditions to the Exchange Offers" shall have occurred and shall not have been waived by the Company and (ii) amend the terms of an Exchange Offer in any manner, whether before or after any tender of the Old Notes. Terms of the Exchange Offers which affect the Note holders only shall not be amended, modified or supplemented, nor will waivers from such provisions be given unless the Company has obtained the written consent of the holders of at least a majority in aggregate principal amount of the Old Notes. If any such termination or amendment occurs, the Company will notify the Exchange Agent in writing and will either issue a press release or give written notice to the holders of the Old Notes as promptly as practicable. Unless the Company terminates an Exchange Offer prior to 5:00 p.m. New York City time, on the Expiration Date, the Company will exchange the Exchange Notes for the related Old Notes promptly following the Expiration Date.

     If the Company waives any material condition to an Exchange Offer, or amends an Exchange Offer in any other material respect, and if the Exchange Offer is scheduled to expire less than five business days from and including the date notice of such waiver or amendment is first published, sent or given to holders of Old Notes, then the Exchange Offer will be extended until the expiration of such period of five business days.

     This Prospectus and the related Letter of Transmittal and other relevant materials will be mailed by the Company to record holders of Old Notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of Old Notes.

EXCHANGE OFFER PROCEDURES

     The tender of Old Notes to the Company by a holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     General Procedures. A holder of an Old Note may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the Old Notes being tendered and any required signature guarantees or a timely confirmation of a book-entry transfer pursuant to the procedure described below, to the Exchange Agent at its address set forth below under "-- Exchange Agent" or on prior to the Expiration Date or
(ii) complying with the guaranteed delivery procedures described below.

     If tendered Old Notes are registered in the name of the signer of the Letter of Transmittal and the Exchange Notes to be issued in exchange therefor are to be issued (and any untendered Old Notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered Old Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a firm (an "Eligible Institution") that is a member of a recognized signature guarantee medallion program (an "Eligible Program") within the meaning of Rule 17Ad-15 under the Exchange Act. If the Exchange Notes and/or Old Notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Old Notes, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution.

     Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Old Notes should contact such holder promptly and instruct such holder to tender Old Notes on such beneficial owner's behalf. If such beneficial owner wishes to tender such Old Notes himself, such beneficial owner must, prior to completion and executing the Letter of Transmittal and delivering such Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such beneficial owner's name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

     THE METHOD OF DELIVERY OF OFFERED NOTES AND ALL OTHER DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SENT BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, RETURN RECEIPT REQUESTED, BE USED, PROPER INSURANCE BE OBTAINED, AND THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE THE EXPIRATION DATE.

     Unless an exemption applies under the applicable law and regulations concerning "backup withholding" of federal income tax, the Exchange Agent will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a holder pursuant to the Exchange Offers if the holder does not provide its taxpayer identification number (social security number of employer identification number) and certify that such number is correct. Each tendering holder should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the Company and the Exchange Agent.

     Book-Entry Transfer. The Old Notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities, held by direct or indirect participants in DTC, are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

     The Exchange Agent will establish an account with respect to the book-entry interests at DTC for purposes of the Exchange Offers promptly after the date of this Prospectus. You must deliver your book-entry interest by book-entry transfer to the account maintained by the Exchange Agent at DTC. Any financial institution that is a participant in DTC's systems may make book-entry delivery of book-entry interests by causing DTC to transfer the book-entry interests into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfer.

     If you hold your Old Notes in the form of book-entry interests and you wish to tender your Old Notes for exchange pursuant to the Exchange Offers, you must transmit to the Exchange Agent on or prior to the Expiration Date either: (i) written or facsimile copy of a properly completed and duly executed Letter of Transmittal, including all other documents required by the Letter of Transmittal, to the Exchange Agent at the address set forth below under "-- Exchange Agent"; or (ii) computer-generated message transmitted by means of DTC's Automated Tender Offer Program system and received by the Exchange Agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the Letter of Transmittal.

     In addition, in order to deliver Old Notes held in the form of book-entry interests: (i) a timely confirmation of book-entry transfer of those Old Notes into the Exchange Agent's account at DTC must be received by the Exchange Agent prior to the Expiration Date; or (ii) you must comply with the guaranteed delivery procedures described below.

     Certificated Old Notes. If your Old Notes are certificated Old Notes and you wish to tender those Notes for exchange pursuant to the Exchange Offers, you must transmit to the Exchange Agent on or prior to the Expiration Date a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other required documents, to the address set forth below under "-- Exchange Agent." In addition, in order to validly tender your certificated Old Notes: (i) the certificates representing your Old Notes must be received by the Exchange Agent prior to the Expiration Date, or (ii) you must comply with the guaranteed delivery procedures described below.

     Guaranteed Delivery Procedures. If a holder desires to accept an Exchange Offer and time will not permit a Letter of Transmittal or Old Notes to reach the Exchange Agent before the Expiration Date, a tender may be effected if the Exchange Agent has received at the address specified below under "-- Exchange Agent" on or prior to the Expiration Date a letter or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the Old Notes are registered and, if possible, the certificate number of the Old Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter or facsimile transmission by the Eligible Institution, the Old Notes, in proper form for transfer, will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Old Notes being tendered by the above-described method (or a timely Book-Entry Confirmation) are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are being delivered with this Prospectus and the related Letter of Transmittal.

     A tender will be deemed to have been received as of the date when the tendering holder's properly completed and duly signed Letter of Transmittal accompanied by the Old Notes or a timely book-entry confirmation is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Old Notes tendered pursuant to a Notice of Guaranteed Delivery or letter or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Old Notes or a timely book-entry confirmation.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Old Notes will be determined by the Company, whose determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptance of which, or exchange for which, may, in the opinion of counsel to the Company, be unlawful. The Company also reserves the absolute right, subject to applicable law, to waive any of the conditions of the Exchange Offers or any defects or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. The Company's interpretation of the terms and conditions of the Exchange Offers (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Old Notes will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of the Company, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification.

     Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a Prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

     The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offers.

     The party tendering Old Notes for exchange (the "Transferor") exchanges, assigns and transfers the Old Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Old Notes to be assigned, transferred and exchanged.

The Transferor represents and warrants that it has full power and authority to tender, exchange, sell, assign and transfer the Old Notes, and that, when the same are accepted for exchange, the Company will acquire good, marketable and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, changes and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Company or the Exchange Agent to be necessary or desirable to complete the exchange, assignment and transfer of tendered Old Notes. All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

     If the Transferor is not a broker-dealer, it represents that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes. If the Transferor is a broker-dealer that will receive Exchange Notes for its own account in exchange for Old Notes, it represents that the Old Notes to be exchanged for Exchange Notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a Prospectus meeting the requirements of the Securities Act of 1933 in connection with any resale of such Exchange Notes pursuant to the Exchange Offers; however, by so acknowledging and by delivering a Prospectus, the Transferor will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

WITHDRAWAL RIGHTS

     Old Notes tendered pursuant to an Exchange Offer may be withdrawn at any time prior to the Expiration Date.

     For a withdrawal to be effective, a written or facsimile transmission of such notice of withdrawal must be timely received by the Exchange Agent at its address set forth below under "-- Exchange Agent" on or prior to the Expiration Date. Any such notice of withdrawal must specify the person named in the Letter of Transmittal as having tendered Old Notes to be withdrawn, the certificate numbers of Old Notes to be withdrawn, the aggregate principal amount of Old Notes to be withdrawn (which must be an authorized denomination), that such holder is withdrawing his election to have such Old Notes exchanged, and the name of the registered holder of such Old Notes, if different from that of the person who tendered such Old Notes. Additionally, the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Old Notes tendered for the account of an Eligible Institution). The Exchange Agent will return the properly withdrawn Old Notes promptly following receipt of notice of withdrawal. All questions as to the validity of notices of withdrawals, including time of receipt, will be final and binding on all parties.

     If Old Notes have been tendered pursuant to the procedures for book entry transfer, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Old Notes, in which case a notice of withdrawal will be effective if delivered to the Exchange Agent by written or facsimile transmission. Withdrawals of tenders of Old Notes may not be rescinded. Old Notes properly withdrawn will not be deemed validly tendered for purposes of the Exchange Offer, but may be retendered at any subsequent time on or prior to the Expiration Date by following any of the procedures described herein.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

     Upon the terms and subject to the conditions of the Exchange Offers, the acceptance for exchange of Old Notes validly tendered and not withdrawn and the issuance of the Exchange Notes will be made promptly following the Expiration Date. For the purposes of the Exchange Offers, the Company shall be deemed to have accepted for exchange validly tendered Old Notes when, as and if the Company has given notice thereof to the Exchange Agent.

     The Exchange Agent will act as agent for the tendering holders of Old Notes for the purposes of receiving Exchange Notes from the Company and causing the Old Notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the Exchange Offers, delivery of Exchange Notes to be issued in exchange for accepted Old Notes will be made by the Exchange Agent promptly after acceptance of the tendered Old Notes. Old Notes not accepted for exchange by the Company will be returned without expense to the tendering holders or in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at DTC promptly following the Expiration Date or, if the Company terminates the Exchange Offers prior to the Expiration Date, promptly after the Exchange Offers are so terminated.

CONDITIONS TO THE EXCHANGE OFFERS

     Notwithstanding any other provision of the Exchange Offers, or any extension of an Exchange Offer, the Company will not be required to issue Exchange Notes in respect of any properly tendered Old Notes not previously accepted and may terminate an Exchange Offer (by oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a press release or, at its option, modify or otherwise amend an Exchange Offer, if (i) the Exchange Offer, or the making of any exchange by a Note holder, would violate applicable law or any applicable interpretation of the staff of the SEC, (ii) an action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to the Exchange Offer, (iii) there shall have been adopted or enacted any law, statute, rule or regulation prohibiting or limiting the Exchange Offer, (iv) there shall have been declared by United States federal or New York state authorities a banking moratorium, or
(v) trading on the New York Stock Exchange or generally in the United States over-the-counter market shall have been suspended by order of the SEC or any other governmental authority.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by it with respect to all or any portion of the Exchange Offers regardless of the circumstances (including any action or inaction by the Company) giving rise to such condition or may be waived by the Company in whole or in part at any time or from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. In addition, the Company has reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the Exchange Offers.

     Any determination by the Company concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

     In addition, the Company will not accept for exchange any Old Notes tendered and no Exchange Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to (i) the Registration Statement of which this Prospectus constitutes a part of (ii) qualification under the Trust Indenture Act of 1939 (the "Trust Indenture Act") of the Indenture pursuant to which such Old Notes were issued.

EXCHANGE AGENT

     The Bank of New York has been appointed as the Exchange Agent of the Exchange Offers. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

By Mail/Hand Delivery/Overnight Delivery:       By Registered or Certified Mail:
  The Bank of New York                            The Bank of New York
  Corporate Trust Services Window,                101 Barclay Street, 7E
  Ground Level 101 Barclay Street                 New York, NY 10286
  New York, NY 10286                              Attn:
  Attn:

                                 Via Facsimile:

                             Confirm by telephone:

                             For Information Call:

     DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH HEREIN, OR TRANSMISSIONS OF INSTRUCTIONS VIA FACSIMILE NUMBER OTHER THAN THE ONES SET FORTH HEREIN, WILL NOT CONSTITUTE A VALID DELIVERY.

SOLICITATIONS OF TENDERS; EXPENSES

     The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offers and will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offers. The Company will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. The expenses to be incurred in connection with the Exchange Offers, including the fees and expenses of the Exchange Agent and printing, accounting and legal fees, will be paid by the Company.

     No person has been authorized to give any information or to make any representations in connection with the Exchange Offers other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offers are not being made to (nor will tenders be accepted from or on behalf of) holders of Old Notes in any jurisdiction in which the making of the Exchange Offers or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offers in any such jurisdiction and extend the Exchange Offers to holders of Old Notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Exchange Offers to be made by a licensed broker or dealer, the Exchange Offers are being made on behalf of the Company by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded at the same carrying value as the Old Notes, which is the principal amount as reflected in the Company's accounting records on the Expiration Date. Accordingly, no gain or loss for accounting purposes will be recognized. For accounting purposes, the expenses of the Exchange Offers will be deferred and amortized as interest expense over the life of the Notes.

APPRAISAL RIGHTS

     Holders of Old Notes will not have dissenters' rights or appraisal rights in connection with the Exchange Offers.

OTHER

     Participation in the Exchange Offers is voluntary and holders should carefully consider whether to accept. Holders of the Old Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

     As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to the terms of these Exchange Offers, the Company will have fulfilled a covenant contained in the Registration Rights Agreements. Holders of the Old Notes who do not tender their certificates in the Exchange Offers will continue to hold such certificates and will be entitled to all the rights, and limitations applicable thereto, under the Indenture pursuant to which the Old Notes were issued, except for any such rights under the Registration Rights Agreement which by its term terminates or ceases to have further effect as a result of the making of these Exchange Offers. See "Registration Rights Agreement." All untendered Old Notes will continue to be subject to the restrictions on transfer set forth in the Old Notes and the Indenture. To the extent that Old Notes are tendered and accepted in the Exchange Offers, the trading market, if any, for the Old Notes could be adversely affected. See "Risk Factors -- Risk Factors Relating to the Exchange Offers."

     The Company may in the future seek to acquire untendered Old Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plan to acquire any Old Notes which are not tendered in the Exchange Offers.

                                USE OF PROCEEDS

     The Exchange Offers are intended to satisfy certain of the Company's obligations under the Registration Rights Agreement. The Company will not receive any cash proceeds from the issuance of the Exchange Notes pursuant to the Exchange Offer. The net proceeds from the Original Offerings and borrowings under the Term Loan Credit Facility, after deducting offering expenses payable by the Company, were approximately $66 million. The Company used the net proceeds from the Original Offerings and borrowings under the Term Loan Credit Facility to repay substantially all of its outstanding bank debt and for general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth our capitalization at September 30, 2000, and as adjusted to give effect to the Original Offerings and the borrowings under the Term Loan Credit Facility and the application of the net proceeds therefrom as described under "Use of Proceeds." This presentation should be read in conjunction with our historical financial statements and the related notes thereto included elsewhere herein.

                                                              AS OF SEPTEMBER 30, 2000
                                                              -------------------------
                                                               ACTUAL       AS ADJUSTED
                                                              --------      -----------
                                                                   (IN THOUSANDS)
Total debt:
  Bank Debt.................................................  $ 69,330(1)    $     --(2)
  Senior Secured Notes......................................        --         71,000
  Term B Notes..............................................        --          4,500
  Term Loan Credit Facility.................................        --          5,500
  Unamortized debt discount.................................        --         (8,560)
                                                              --------       --------
          Total debt........................................    69,330         72,440
Shareholders' equity........................................    77,352         77,812
                                                              --------       --------
          Total capitalization..............................  $146,682       $150,252
                                                              ========       ========

---------------
(1) The amount of our outstanding bank debt as of the closing date of the Original Offerings was approximately $66 million.

(2) Our $25 million Senior Credit Facility was put in place on the closing date of the Original Offerings. Approximately $12 million of the Senior Credit Facility was used to support commercial letters of credit. As a result, the Company had approximately $13 million available for borrowing as of the closing date of the Original Offerings.

                     SELECTED FINANCIAL AND OPERATING DATA

     The following table sets forth selected financial and operating data of the Company. The income statement data and balance sheet data as of and for each of the five years ended June 30, 2000 are derived from the consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The income statement data and balance sheet data as of and for the three months ended September 30, 1999 and 2000 are derived from the unaudited consolidated financial statements of the Company appearing elsewhere in this Prospectus. The data presented below should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and the notes thereto appearing elsewhere in this Prospectus.

                                                                                               THREE MONTHS ENDED
                                                       YEAR ENDED JUNE 30,                        SEPTEMBER 30,
                                      -----------------------------------------------------   ---------------------
                                        1996       1997     1998(6)    1999(7)       2000       1999         2000
                                      --------   --------   --------   --------    --------   --------     --------
                                                                 (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales...........................  $300,550   $304,838   $335,388   $495,697    $450,276   $114,126     $109,555
Costs and expenses:
  Cost of sales.....................   171,224    175,685    194,898    298,565     266,246     68,765       64,997
  Other operating expenses..........   101,459    100,334    109,725    170,200     160,358     42,588       40,533
  Provision for unit impairments and
    closings........................     9,404         --      3,453      1,350          --         --          840
  General and administrative
    expenses........................    12,761     11,465     12,832     17,458      15,230      4,002        3,921
  Interest expense..................     5,253      2,714      2,514      6,255       7,177      1,420        2,195
  Other expenses (income)...........      (179)      (505)      (590)    (1,000)     (1,562)      (136)        (106)
                                      --------   --------   --------   --------    --------   --------     --------
                                       299,922    289,693    322,832    492,828     447,449    116,639      112,380
  Gain from sale of Ralph &
    Kacoo's.........................        --         --         --      1,556          --         --           --
                                      --------   --------   --------   --------    --------   --------     --------
Income before income taxes..........       628     15,145     12,556      4,425       2,827     (2,513)      (2,825)
Provision for income taxes..........       243      5,755      4,653        425(8)      416       (901)        (892)
                                      --------   --------   --------   --------    --------   --------     --------
        Net income (loss)...........  $    385   $  9,390   $  7,903   $  4,000    $  2,411   $ (1,612)    $ (1,933)
                                      ========   ========   ========   ========    ========   ========     ========
        Net income (loss) per
          share -- basic and
          diluted...................  $    .04   $    .89   $    .75   $    .38    $    .23   $   (.15)    $   (.18)

OTHER FINANCIAL DATA:
Net cash provided by operating
  activities........................  $ 21,404   $ 14,857   $ 23,268   $ 12,915    $ 14,222   $    990     $    175
Net cash used by investing
  activities........................    (5,006)    (9,818)   (54,614)    (3,039)     (3,955)    (2,331)      (1,111)
Net cash provided (used) by
  financing activities..............   (16,398)    (5,039)    31,346     (9,876)    (10,267)     1,341          936
EBITDA(1)...........................    28,201     29,975     31,200     28,279      26,702      3,023        4,241
Depreciation and amortization(2)....    12,916     12,116     12,677     17,805      16,698      4,116        4,031
Maintenance capital
  expenditures(3)...................     4,462      5,038      6,085      8,460       3,812      1,648          961
Total capital expenditures..........     6,887     10,870     14,928     15,460       6,832      3,877        1,122
Ratio of earnings to fixed
  charges(4)........................      1.1x       3.7x       3.0x       1.4x        1.2x         --(4)        --(4)

RESTAURANT DATA:
Number of cafeterias and seafood
  restaurants (end of period).......       138        137        277        254         242        244          242
Same-store cafeteria sales %
  increase/(decrease)(5)............       3.1%       4.2%       1.6%      (2.6)%      (5.2)%     (5.9)%       (3.8)%

BALANCE SHEET DATA:
Cash................................  $     --   $     --   $     --   $     --    $     --   $     --     $     --
Net property, plant and equipment...   129,012    126,020    203,865    176,250     163,877    174,260      160,753
Total assets........................   148,280    147,332    254,584    232,939     214,170    228,749      210,262
Long-term debt......................    31,700     31,740     78,979     74,226      68,391     76,825       69,330
Total shareholders' equity..........    73,293     77,604     80,436     79,402      79,281     76,526       77,352

---------------

(1) EBITDA is net income before provision for income taxes, gain from sale of Ralph & Kacoo's, interest expense, provision for unit impairments and closings and depreciation and amortization. That definition is consistent with the definition of EBITDA in the Indenture and the Senior Credit Facility. The amounts of these items are separately shown in the table above. EBITDA should not be considered as an alternative to, or more meaningful than, income before income taxes, cash flow from operating activities or other traditional indicators of operating performance. Rather, EBITDA is presented because it is a widely accepted supplemental financial measure that we believe provides relevant and useful information. Our calculation of EBITDA may not be comparable to a similarly titled measure reported by other companies, since all companies do not calculate this non-GAAP measure in the same manner.

(2) Excludes amortization of deferred financing costs.

(3) Maintenance capital expenditures are those regularly scheduled expenditures required to maintain, remodel and otherwise improve existing facilities and equipment.

(4) Ratio of earnings to fixed charges is determined by dividing fixed charges into the sum of income before income taxes and fixed charges. Fixed charges consist of interest expense and one-third of minimum rental expenses (deemed to be a reasonable estimate of interest cost embedded in rent). For the three months ended September 30, 1999 and 2000, there were deficiencies of earnings to fixed charges of $2.5 million and $2.8 million, respectively.

(5) "Same-stores" are cafeterias that were open for twelve or three full months, as applicable, in both comparative periods. Since Morrison was acquired on May 28, 1998, the Morrison acquisition only affects the total same-store sales comparison for fiscal year 2000.

(6) Morrison was acquired on May 28, 1998. Results for the fiscal year ended 1998 include one month of Morrison's operations.

(7) The sale of Ralph & Kacoo's was completed on March 30, 1999. Results for the fiscal year ended 1999 include nine months of Ralph & Kacoo's operations.

(8) The sale of Ralph & Kacoo's resulted in a reported gain of $1.6 million and a net tax benefit of $0.8 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Piccadilly is the largest cafeteria chain in the United States with 236 cafeterias, and is the dominant cafeteria chain in the Southeastern and Mid-Atlantic regions. We serve a diverse and extremely loyal customer base consisting of families, groups of friends and co-workers, senior citizens, couples and students. Our patrons enjoy a wide selection of convenient, healthy, freshly prepared "home cooked" meals at value-oriented prices for lunch and dinner.

     We categorize our operating expenses into three major categories: cost of sales, other operating expenses and general and administrative expenses. Cost of sales consists of labor and food costs. Other operating expenses consists primarily of advertising, building and security costs, meal discounts, insurance, payroll taxes, repairs, supplies, utilities, cafeteria-level performance incentives, depreciation, rent, and other cafeteria-level expenses. General and administrative expenses is comprised of executive and district manager salaries and related benefits, taxes and travel expenses, legal and professional fees, depreciation, amortization, and various other costs related to administrative functions.

RECENT ACQUISITIONS AND DISPOSITIONS

     The Morrison Acquisition. In May 1998, we acquired Morrison Restaurants, Inc. ("Morrison") for $57.3 million of total consideration (the "Morrison Acquisition"). The discussion that follows refers to the cafeterias acquired in the Morrison Acquisition as "Morrison cafeterias." All other cafeterias are referred to as "Piccadilly cafeterias." At the time of the Morrison Acquisition, Morrison was the largest cafeteria chain in the Southeastern and Mid-Atlantic regions with 142 cafeterias in operation. Morrison cafeterias were similar to our traditional Piccadilly cafeterias in terms of size and markets served. We believe the Morrison Acquisition allowed us to increase our penetration in our regional markets, enhance our purchasing power and eliminate redundant costs.

     We began converting Morrison cafeterias to Piccadilly-style cafeterias (the "Morrison Conversions") in fiscal 1999. As of September 30, 1999, we had completed 112 Morrison Conversions, and there have been no additional Morrison Conversions since September 30, 1999. Since the Morrison Acquisition, we closed 27 unprofitable cafeterias. Expenses associated with the Morrison Conversions averaged approximately $40,000 per cafeteria for training-team labor, new uniforms, repairs, and supplies. Additional costs of approximately $25,000 per cafeteria, primarily for signage, were capitalized. In aggregate, we spent approximately $7.3 million on the Morrison Conversions. Ten Morrison cafeterias had not been converted as of June 30, 2000, and will continue to operate as Morrison cafeterias. The table below shows the number of Morrison Conversions by quarter:

                         MORRISON CAFETERIAS CONVERTED

                                                   FOR THE QUARTER ENDED
                                      -----------------------------------------------
FISCAL YEAR                           SEPTEMBER 30   DECEMBER 31   MARCH 31   JUNE 30   TOTAL
-----------                           ------------   -----------   --------   -------   -----
  1999..............................       12            16           32        39        99
  2000..............................       13          --           --         --         13
                                                                                         ---
  Total conversions.................                                                     112
                                                                                         ===

     Ralph and Kacoo's Sale. In March 1999, we sold six Ralph & Kacoo's seafood restaurants for $21.3 million in cash. Ralph & Kacoo's generated approximately $24.3 million of sales and $3.9 million of EBITDA in the twelve-month period prior to the sale. Net proceeds from the sale were used to reduce bank debt. We sold Ralph & Kacoo's in order to focus on our traditional cafeteria operations.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1999

     Net Sales. Net sales for the quarter ended September 30, 2000 decreased $4.6 million, or 4.0%, from the prior year first quarter. The following table reconciles total cafeteria sales to same-store cafeteria sales (cafeterias that were open for three full months in both periods) for the quarters ended September 30, 1999 and 2000:

                                                       QUARTER ENDED SEPTEMBER 30,
                                              ---------------------------------------------
                                                      1999                    2000
                                              ---------------------   ---------------------   SALES
                                               SALES     CAFETERIAS    SALES     CAFETERIAS   CHANGE
                                              --------   ----------   --------   ----------   ------
                                                          (SALES IN THOUSANDS)
Total cafeteria sales.......................  $114,126      257       $109,555      242        (4.0)%
Less sales relating to:
  Cafeterias opened since July 1, 1999......       313        3          1,737        6
  Cafeterias closed since July 1, 1999......     1,690       18             --       --
                                              --------      ---       --------      ---        ----
Net same-store cafeteria sales..............  $112,123      236       $107,818      236        (3.8)%
                                              ========      ===       ========      ===        ====

                             ---------------------

     The net decrease in same-store sales of 3.8% reflects a decline in same-store customer traffic of 2.6% combined with a 0.8% decline in check average. Same-store sales for the three months of the first quarter of fiscal 2001 were down 4.6%, 6.2% and 0.3%, respectively, compared to the three months of the first quarter of fiscal 2000.

     The Company is in the early stages of several sales-building initiatives to attract and retain new customers and increase sales to existing customers. These sales-building initiatives include simplified menu pricing, neighborhood marketing and sponsorship of employee contests. The neighborhood marketing strategies include various customer coupons and discounted meal alternatives to attract new customers. September 2000 was the first full month of the neighborhood marketing initiatives. These initiatives did not have a significant impact on operating margins for the first quarter of fiscal 2001, although the Company does expect margin deterioration during the second quarter of fiscal 2001. The Company believes that this deterioration in operating margins will likely result in a decline in net income for the second quarter of fiscal 2001 as compared with the same quarter of fiscal 2000. The Company believes that these expenditures designed to increase customer traffic in its cafeterias are necessary for long-term same-store sales growth.

     The following table illustrates cost of sales, other operating expenses, general and administrative expenses and other expenses as a percentage of net sales for the comparative periods.

                                                          THREE MONTHS ENDED
                                                             SEPTEMBER 30
                                                          -------------------
                                                           1999         2000        CHANGE
                                                          ------       ------       ------
Cost of sales...........................................   60.3%        59.3%        (1.0)%
Other operating expenses................................   37.3%        37.0%        (0.3)%
General and administrative expenses.....................    3.5%         3.6%         0.1%
Other expenses (income).................................   (0.1)%       (0.1)%        0.0%

                             ---------------------

     Restaurant-Level Income. During the first quarters of fiscal 2001 and 2000, restaurant-level income (net sales less cost of sales and other operating expenses) as a percentage of net sales was 3.7% and 2.4%, respectively.

     Cost of Sales. Cost of sales as a percentage of net sales declined 1.0%. That decline results from a 1.0% decrease in labor costs as a percentage of net sales.

     Improvement in labor costs, as a percentage of net sales, was due principally to Piccadilly's beginning to realize labor efficiencies at Morrison cafeterias in the second quarter of fiscal 2000, as well as a lower level of labor costs associated with the conversion of Morrison cafeterias to Piccadilly-style cafeterias with no cafeterias being converted in the first quarter of fiscal 2001 compared to 13 conversions in the first quarter of fiscal 2000, and lower labor costs associated with the opening of new cafeterias, with no new cafeterias being opened in the first quarter of fiscal 2001 compared to three new cafeterias opened during the first quarter of fiscal 2000. Factors that offset the labor cost improvement as a percentage of net sales include lower year-over-year sales volumes to offset fixed labor costs.

     The Company has begun an outsourcing program in which outside vendors prepare and provide selected components of Piccadilly recipes, which have historically been made from scratch. This initiative is being carefully implemented to maintain consistently high levels of food freshness and quality. The Company expects to significantly reduce operating expenses, principally labor costs, as well as reducing food spoilage and waste and capital expenditures for kitchen equipment. Fiscal 2001 savings are expected to be approximately $2.5 million. This program will be fully implemented by the end of fiscal year 2002. When fully implemented, the Company expects to reduce annual operating expenses by between $8 and $10 million through this outsourcing program. At September 30, 2000, only 34 cafeterias had implemented the outsourcing program for at least one month of the quarter and therefore, expense reductions from this program were not significant for the quarter.

     At September 30, 2000, the managers at each of our cafeterias had purchasing responsibility for approximately one-third of the food ingredients used in the meals served at the cafeterias. The Company is implementing a cost-saving strategy that will significantly reduce the number of food suppliers by centralizing the purchasing function for some or all of these items. The Company has now finalized terms with a poultry supplier and will begin implementation of a centralized purchasing program for poultry products in the second quarter of fiscal 2001. The Company expects to enter into other centralized purchasing arrangements on other food items during the next twelve months. The Company expects to achieve significant volume purchase discounts, resulting in approximately $3 million of annual cost savings once the centralized purchasing program is fully implemented. In addition, centralized purchasing will allow our cafeteria managers to spend more of their time increasing sales and enhancing customer service.

     Other Operating Expenses. Other operating expenses decreased 0.3% as a percentage of net sales. The net improvement in other operating expenses is the result of several factors. First, other operating expenses in the first quarter of fiscal 2000 includes costs relating to 13 Morrison Conversions. There were no Morrison Conversions in the first quarter of fiscal 2001. Conversely, the fixed portion of certain operating costs as a percentage of net sales, such as rent, repairs and maintenance, utilities, and depreciation, have increased as cafeteria sales decreased.

     Provision for unit impairments and closings. The Company recorded during the quarter ended September 30, 2000, a non-cash charge of $840,000, or $0.06 per share after-tax, related to eight cafeterias expected to close in fiscal 2001. For the twelve months ended September 30, 2000 these cafeterias generated an aggregate of $41,000 of EBITDA. The charge includes amounts for asset impairments under SFAS 121, future rent commitments, and goodwill associated with four Morrison cafeterias to be closed. Three of the scheduled closings are under-performing cafeterias. The leases for the remaining cafeterias are expiring and could not be renewed.

     General and Administrative Expenses. General and administrative expenses as a percentage of net sales increased 0.1% but decreased in absolute dollars by $81,000.

     Interest Expense. Interest expense increased $775,000 as a result of a higher interest rate on our existing credit facility, the effect of which was partially mitigated by lower debt levels in the first quarter of fiscal 2001 compared to the first quarter of fiscal 2000. Amortization of financing costs included in interest expense in fiscal 2001 and fiscal 2000 was $332,000 and $36,000, respectively.

YEAR ENDED JUNE 30, 2000 COMPARED TO YEAR ENDED JUNE 30, 1999

     Net Sales. Total net sales for the year ended June 30, 2000 were $450.3 million, a 9.2% reduction from 1999 net sales of $495.7 million. Included in net sales for 1999 was $17.7 million realized from the Ralph & Kacoo's seafood restaurants, which were sold on March 30, 1999. The $27.7 million decline in cafeteria net sales was due to a $3.9 million decrease relating to fewer cafeterias in operation and a decline of $23.8 million in same-store sales. The following table reconciles total cafeteria sales to same-store cafeteria sales (cafeterias that were open for 12 full months in both periods) for the years ended June 30, 1999 and 2000:

                                                        YEAR ENDED JUNE 30,
                                          ------------------------------------------------
                                                   1999                      2000
                                          ----------------------    ----------------------    SALES
                                           SALES      CAFETERIAS     SALES      CAFETERIAS    CHANGE
                                          --------    ----------    --------    ----------    ------
                                                             (SALES IN THOUSANDS)
Total cafeteria sales...................  $478,013       270        $450,276       260         (5.8)%
Less sales relating to:
  Cafeterias opened in 2000.............        --        --           9,709         6
  Cafeterias opened in 1999.............        --        --              --        --
  Cafeterias closed in 2000.............     8,321        18           3,570        18
  Cafeterias closed in 1999.............     8,868        16              --        --
                                          --------       ---        --------       ---
Net same-store cafeteria sales..........  $460,824       236        $436,997       236         (5.2)%
                                          ========       ===        ========       ===

                             ---------------------

     The net decrease in same-store sales of $23.8 million, or 5.2%, reflects a decline in same-store customer traffic of 6.6%, which was partially offset by a check average increase of 1.5%. The check average increase resulted from various price increases implemented at certain cafeterias since June 30, 1999.

     Approximately 73% of the decline in same-store sales was attributable to the Morrison cafeterias. During fiscal 1999 and 2000, we were focused on the integration of the Morrison cafeterias. The cafeteria closing and conversion phases of this integration process were completed by the end of the first quarter of fiscal 2000. The next phase of our integration plan was improving same-store sales, and during the balance of fiscal 2000, the Company tested several sales-building initiatives at 16 cafeteria locations in order to attract and retain new customers and to increase sales to existing customers. These sales-building initiatives include simplified menu pricing, neighborhood marketing and sponsorship of employee contests. The neighborhood marketing strategies include various customer coupons and discounted meal alternatives to attract new customers. September 2000 was the first full month of the neighborhood marketing initiatives.

     It is possible that additional declines in same-store sales at individual cafeterias could result in the closing of such cafeterias or additional non-cash charges, including impairment of goodwill, under SFAS 121. As of June 30, 2000 no impairment adjustments for Morrison-related goodwill were necessary.

     The following table illustrates cost of sales, other operating expenses, general and administrative expenses and other expenses as a percentage of net sales for the comparative periods, net of the Ralph & Kacoo's operations in fiscal 1999 results.

                                                                YEAR ENDED JUNE 30,
                                                              ------------------------
                                                              1999     2000     CHANGE
                                                              -----    -----    ------
Cost of sales...............................................   60.2%    59.1%    (1.1)%
Other operating expenses....................................   34.6%    35.6%     1.0%
General and administrative expenses.........................    3.5%     3.4%    (0.1)%
Other expenses (income).....................................   (0.2)%   (0.3)%    0.1%

                             ---------------------

     Restaurant-Level Income. During fiscal 2000 and 1999, restaurant-level income (net sales less cost of sales and other operating expenses) was $23.7 million, or 5.3% of net sales, and $26.9 million, or 5.4% of net sales, respectively. Excluding the operations of Ralph & Kacoo's seafood restaurants, restaurant-level income was $24.7 million, or 5.2% of net sales, in fiscal 1999.

     Cost of Sales. Cost of sales as a percentage of net sales declined 1.1%. That decline is a combination of a 0.9% decrease in food costs as a percentage of net sales and a 0.2% decrease in labor costs as a percentage of net sales. Food costs as a percentage of net sales improved primarily because food cost efficiency experienced in Morrison cafeterias began to more closely match the operations of Piccadilly cafeterias.

     Improvement in labor costs, as a percentage of net sales, was due principally to our beginning to realize labor efficiencies at Morrison cafeterias in the second quarter of 2000, as well as a substantially lower level of labor costs associated with the conversion of Morrison cafeterias to Piccadilly-style cafeterias, with only 13 cafeterias being converted in fiscal 2000 compared to 99 conversions in fiscal 1999.

     Factors that offset the labor costs improvements as a percentage of sales include labor costs associated with the opening of five new cafeterias in fiscal 2000. No new cafeterias were opened in fiscal 1999.

     Other operating expenses. Other operating expenses (net of Ralph & Kacoo's related expenses in fiscal 1999) decreased $4.9 million, but increased 1.0% as a percentage of net sales. The net movement in other operating expenses was the result of several factors. First, other operating expenses in fiscal 1999 included costs relating to 99 Morrison Conversions (at a cost of approximately $40,000 per cafeteria) compared to 13 Morrison Conversions in fiscal 2000. Other operating expenses increased as a percentage of net sales due primarily to the generally fixed nature of these expenses relative to the decline in net sales.

     General and administrative expenses. General and administrative expenses (net of Ralph & Kacoo's related expenses in fiscal 1999) as a percentage of net sales decreased 0.1% and decreased in absolute dollars by $1.7 million. Transitional costs were incurred in fiscal 1999 that related to the integration of the Morrison and Piccadilly reporting systems. Additionally, fiscal 1999 costs include certain Morrison costs that were eliminated.

     Interest expense. Interest expense increased $0.9 million as a result of a higher interest rate on our existing credit facility, the effect of which was partially mitigated by lower debt levels in fiscal 2000 compared to fiscal 1999. Amortization of financing costs included in interest expense in fiscal 2000 and fiscal 1999 was $0.8 million and $0.1 million, respectively.

     Other income. Other income in fiscal 2000 included income of $0.6 million from the Company's receipt of stock in a whole life insurance company which had converted to a stock company from a mutual company, and through which we own whole life insurance policies. Fiscal 1999 other income included a $0.5 million gain from the sale of a catering facility.

     Income taxes. Our fiscal 2000 income tax expense was reduced by $786,000 for the reversal of taxes over-accrued in prior years that primarily relates to minimum tax credits generated on the carryback in fiscal 2000 of the fiscal 1999 tax net operating loss to prior years and the review of the results of IRS examinations for prior years. At June 30, 2000, the Company had net operating loss carryforwards of $26.2 million and general business tax credit carryforwards of $1.0 million. See Note 5 of the Notes to Consolidated Financial Statements included elsewhere herein. At June 30, 2000, the Company provided no valuation allowance for deferred tax assets. Management believes that the deferred tax assets at June 30, 2000 are realizable through future reversals of existing taxable temporary differences, and, if necessary, the implementation of tax planning strategies. Uncertainties that affect the ultimate realization of deferred tax assets include the risk of not being able to complete tax planning strategies, such as sale-leaseback transactions. This factor has been considered in determining the valuation allowance.

YEAR ENDED JUNE 30, 1999 COMPARED TO YEAR ENDED JUNE 30, 1998

     Net sales. Net sales for fiscal 1999 increased $160.3 million, or 47.8%, from fiscal 1998. Cafeteria net sales increased $168.2 million. The increase in cafeteria net sales is the net result of the Morrison Acquisition, customer traffic changes, new cafeteria openings and cafeteria closings.

     The following table reconciles total cafeteria sales to same-store cafeteria sales (cafeterias that were open for 12 full months in both periods) for the fiscal years ended June 30, 1998 and 1999:

                                                          YEAR ENDED JUNE 30,
                                             ----------------------------------------------
                                                     1998                     1999
                                             ---------------------    ---------------------   SALES
                                              SALES     CAFETERIAS     SALES     CAFETERIAS   CHANGE
                                             --------   ----------    --------   ----------   ------
                                                              (SALES IN THOUSANDS)
Total cafeteria sales......................  $309,798      275(1)     $478,013      267        54.3%
Less sales related to:
  Cafeterias opened in 1999................        --       --              --       --
  Cafeterias opened in 1998................     2,382        6           6,657        6
  Cafeterias closed in 1999................     6,163        6           4,273        6
  Cafeterias closed in 1998................     3,993        3              --       --
  Morrison Acquisition.....................    21,285      136(1)      198,379      131
                                             --------      ---        --------      ---
Net same-store cafeteria sales.............  $275,975      124        $268,704      124        (2.6)%
                                             ========      ===        ========      ===

---------------

(1) Includes approximately one month of sales for cafeterias acquired in the Morrison Acquisition.
                             ---------------------

     The decrease in same-store sales of 2.6% was the net result of a 3.5% decline in customer traffic and a 1.2% increase in check average. We made no significant price changes during fiscal 1999.

     Sales relating to the Morrison Acquisition accounted for $177.1 million of the overall net sales increase. The fiscal 1998 results included only the sales from May 28, 1998 (the effective date of the Morrison Acquisition) to June 30, 1998.

     Ralph & Kacoo's restaurant sales decreased $7.9 million. The decrease resulted from Ralph & Kacoo's only being included in operating results for the first three quarters of fiscal 1999 as these operations were sold on March 30, 1999. See Note 3 of the Notes to Consolidated Financial Statements included elsewhere herein for further discussion.

     Beginning in the third quarter of fiscal 1999, we accelerated the Morrison Conversions, which had a significant impact on the operating results for those cafeterias. 71 cafeterias were converted in the third and fourth quarters of fiscal 1999, compared to 28 conversions in the first two quarters of fiscal 1999. Expenses associated with each conversion averaged approximately $40,000 for training team labor, new uniforms and supplies. Additional costs amounting to approximately $25,000 per cafeteria, primarily for signage, were capitalized.

     The operating efficiency of a converted cafeteria was impacted by the conversion process. Food and labor costs are initially higher in cafeterias for periods subsequent to the conversion to ensure that high quality food and excellent dining room service are provided to our customers.

     Restaurant-level income. During fiscal 1999 and 1998, restaurant-level income (net sales less cost of sales and other operating expenses) was $26.9 million, or 5.4% of net sales, and $30.8 million, or 9.2% of net sales, respectively. Food costs as a percentage of net sales increased 0.6% due to the Morrison Acquisition. Food costs as a percentage of sales for Morrison cafeterias were higher than for Piccadilly cafeterias. Labor costs increased 1.5% reflecting higher hourly wage rates, an increase in the average number of managers employed at the Morrison cafeterias, and the Morrison Conversions. Other operating expenses as a percentage of net sales increased 1.6% due to the Morrison Conversions and a higher ratio of leased cafeterias to total cafeterias resulting from the Morrison Acquisition.

     Provision for unit impairments and closings. During the fourth quarter of fiscal 1999, we recorded a $1.4 million charge for the lease related costs of operating cafeterias for which closure decisions were made. See further discussion in Notes 2 and 4 of the Notes to Consolidated Financial Statements included elsewhere herein.

     General and administrative expenses. General and administrative expenses as a percentage of net sales decreased in fiscal 1999 from 3.8% to 3.4% reflecting the leveraging effect of the Morrison Acquisition on corporate overhead.

     Interest expense. Interest expense increased $3.7 million in fiscal 1999 reflecting the increased debt levels associated with the Morrison Acquisition.

     Income taxes. Our effective income tax rate for fiscal 1999 was impacted by the non-deductibility of goodwill amortization, resulting in a higher rate than in the prior year. Excluding the tax benefit from the Ralph & Kacoo's sale, the Company's effective tax rate would have been 43.6% for fiscal 1999 compared to 37.1% in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to the Original Offerings, we had a $90.0 million credit facility with a syndicated group of banks maturing on June 22, 2001 (the "Old Credit Facility"). The Old Credit Facility was secured by a first priority lien on substantially all of the current and future assets that we own. Under the Old Credit Facility, the Board could only declare a dividend to the extent of the Company's net income for the prior fiscal quarter. Accordingly, the Company's ability to declare dividends in compliance with the terms of the Old Credit Facility was determined by its operating performance.

     On February 7, 2000, the Board elected to suspend our regular quarterly dividend of $0.12 per share. The suspension of the dividend saves approximately $1.3 million per quarter. The Board concluded that until the Company had demonstrated a sustained operating performance that would support a dividend that could be safely maintained, suspension of the dividend was the prudent course of action.

     The balance outstanding under the Old Credit Facility was classified as current at September 30, 2000 because the facility was to mature on June 22, 2001. At September 30, 2000, approximately $7.5 million was available under the Old Credit Facility. The Company replaced the Old Credit Facility with the Old Notes, the Term Loan Credit Facility and the new Senior Credit Facility. As of December 21, 2000, approximately $12 million of the new Senior Credit Facility was used to support commercial letters of credit, with the remaining approximately $13 million available for borrowing. See "Description of Senior Credit Facility."

     In fiscal 2000, we made $3.8 million of maintenance capital expenditures. In fiscal 2001, we expect to make approximately $6 million of maintenance capital expenditures. No new cafeterias are scheduled to open in fiscal 2001. The Indenture contains certain restrictions on our ability to make capital expenditures.

     Management believes that its cash from operations together with the proceeds from the Original Offerings, the Term Loan Credit Facility and new Senior Credit Facility will be sufficient to provide for the Company's operational needs for the foreseeable future.

                                    BUSINESS

OVERVIEW

     Piccadilly Cafeterias, Inc., founded in 1944, is the largest cafeteria chain in the United States with 236 cafeterias in 16 states. We are the dominant cafeteria chain in the Southeastern and Mid-Atlantic regions. We serve a diverse and extremely loyal customer base consisting of families, groups of friends and co-workers, senior citizens, couples and students. Our patrons enjoy a wide selection of convenient, healthy, freshly prepared "home cooked" meals at value-oriented prices for lunch and dinner. We have generated consistent EBITDA over the past five years, with our EBITDA increasing from $24.0 million in fiscal 1996 to $27.9 million in the twelve months ended September 30, 2000. After giving effect to the Original Offering and the incurrence of indebtedness under our Term Loan Credit Facility, our Total debt-to-EBITDA ratio at September 30, 2000 was 2.9x and our EBITDA-to-Interest ratio for the twelve months ended September 30, 2000 was 2.9x.

     We expect to achieve significant annual cost savings through outsourcing certain food preparation activities and expanding our centralized purchasing. We have successfully implemented outsourcing at 54 of our cafeterias and we intend to roll out this program to our remaining cafeterias during the next two years. We expect this program will result in approximately $2.5 million of cost savings for fiscal 2001. When our outsourcing program is fully implemented, we expect to reduce annual operating expenses by approximately $8 to $10 million. We also expect to save approximately $3 million of annual operating expenses by expanding our centralized purchasing program to include certain food items, such as poultry, that are currently being purchased by the individual cafeteria managers.

     In addition, we expect to generate significant incremental EBITDA through our acquisition of 142 Morrison cafeterias. Although Morrison cafeterias were experiencing declines in same-store sales prior to the acquisition, we acquired the Morrison cafeterias in May 1998 as a long-term growth strategy. Specifically, the acquisition more than doubled Piccadilly's size, eliminated a major competitor and provided significant upside potential through the improvement of the Morrison operations. We have addressed the declining trends in same-store sales at the Morrison cafeterias during fiscal 1999 and 2000 by
(i) closing 27 unprofitable cafeterias, (ii) converting 112 Morrison cafeterias to Piccadilly-style cafeterias and (iii) implementing new marketing programs.

     As used herein, EBITDA is net income before provision for income taxes, gain from sale of Ralph & Kacoo's, interest expense, provision for unit impairments and closings and depreciation and amortization. This definition is consistent with the definition of EBITDA in the Indenture and the Senior Credit Facility. EBITDA should not be considered as an alternative to, or more meaningful than, income before income taxes, cash flow from operating activities or other traditional indicators of operating performance. Rather, EBITDA is presented because it is a widely accepted supplemental financial measure that we believe provides relevant and useful information. Our calculation of EBITDA may not be comparable to a similarly titled measure reported by other companies, since all companies do not calculate this non-GAAP measure in the same manner.

BUSINESS STRENGTHS

     Dominant Market Share in Core Markets. We are the largest cafeteria chain in the United States with 236 cafeterias, and we are the dominant cafeteria chain in the Southeastern and Mid-Atlantic regions. The next largest cafeteria chain in these regions operates 32 cafeterias. Although the family dining industry is very competitive and has grown significantly through the introduction of new restaurant concepts and new restaurant openings, the cafeteria segment had few new entrants. In addition, the existing major cafeteria chains have generally focused on their existing regional markets. As a result, we have experienced limited competition in our markets for customers seeking a cafeteria-style dining experience.

     Diverse and Extremely Loyal Customer Base. We have developed substantial brand equity and customer loyalty during our 56-year operating history. In addition, we have developed a diverse customer base consisting of families, groups of friends and co-workers, senior citizens, couples and students. We believe cafeteria dining meets changing lifestyle needs by providing convenient, healthy, freshly prepared and reasonably-priced meals that combine the ease of fast food with the quality of home cooking. We attribute our broad market appeal and customer loyalty to the consistent quality of our meals, our varying menu selection, convenient cafeteria format, value pricing and well-recognized brand name.

     High Quality Food Offering. Our food quality, service and atmosphere were all voted #1 among cafeterias and buffet-style chains by consumers in Restaurants and Institutions' "Choice in Chains" 2000 survey. All of our cafeterias offer a wide variety of quality, reasonably-priced meals. Our standard menu offering includes soups, salads, seafood, meat, chicken, vegetables, breads, desserts and beverages. Each of our cafeteria managers has the ability to vary their menu to include local and seasonal favorites from our extensive proprietary recipe files. Our typical cafeteria lines offer a wide food selection including up to 18 entrees, 2 soups, 20 salads, 18 vegetables, 7 breads and 22 desserts. Customers make their meal selections by combining these items according to their individual preferences.

     Solid Market Position. Since 1990, eating places revenues have increased at a compound annual growth rate of 5.0% per year to $241.1 billion in 1999. This increase was initially accompanied by the introduction of a significant number of new restaurant concepts and rapid new-restaurant expansion. As a result, the restaurant market has become oversaturated and recently the pace of new-restaurant openings has slowed. Many restaurant chains are now focused on improving sales and profitability at their existing restaurants. During this highly competitive period, we have sustained our operations and maintained a consistent level of EBITDA. Furthermore, with our 236 cafeterias we are well positioned to increase our sales in the current environment of slower new-restaurant growth and continued increases in consumer demand for restaurant dining.

     Proven Management with Significant Equity Stake. Our executive officers average over 22 years of experience at Piccadilly. In addition, our district and cafeteria managers have an average of 23 and 17 years of experience at Piccadilly, respectively. As a result, our management team is extremely familiar with our existing markets and customer base. Mr. Ronald A. LaBorde, our Chief Executive Officer, has served us for over 18 years, and has been our chief executive officer since 1995. Our management team currently beneficially owns approximately 7.4% of the outstanding shares of our Company, including shares subject to exercisable options, and our founders and their beneficiaries beneficially own approximately 19.2% of the outstanding shares of our Company.

     Solid Credit Profile. After issuing the Old Notes and incurring indebtedness under the Term Loan Credit Facility, we have a strong balance sheet. If the Old Notes had been issued and such indebtedness incurred at September 30, 2000, our ratio of Total debt-to-Total capitalization would have been 51.0% and our Total debt-to-EBITDA ratio would have been 2.9x at September 30, 2000. If the Old Notes had been issued and such indebtedness incurred on October 1, 1999, our EBITDA-to-Interest ratio would have been 2.9x for the twelve months ended September 30, 2000. In addition, as of September 30, 2000 our ratio of Net property, plant and equipment-to-Total debt would have been 2.0x.

BUSINESS STRATEGY

     Capitalize on the Morrison Acquisition. In May 1998, Piccadilly acquired 142 Morrison cafeterias, at that time the largest cafeteria chain in the Southeastern and Mid-Atlantic regions of the United States. While the Morrison cafeteria operations had been experiencing declining operations for two years prior to the acquisition, we believed that the acquisition would ultimately be accretive to our operations. Specifically, the acquisition allowed us to eliminate our only major competitor in our markets, more than double the size of our operations, enhance purchasing power, eliminate redundant costs and potentially increase sales at Morrison cafeterias to Piccadilly levels. In fiscal 2000, the Morrison cafeterias contributed only $0.9 million of EBITDA. During that same time period, Morrison cafeterias on average generated only $1.6 million of sales per cafeteria compared to $2.2 million of sales at our traditional Piccadilly cafeterias. We believe that we can substantially increase Morrison EBITDA based on our experience with the traditional Piccadilly cafeterias.

     Implement Sales-Building Initiatives. In fiscal 2000, same-store sales declined by 5.2%. Approximately 73% of the decline in same-store sales was attributable to the Morrison cafeterias. During fiscal 1999 and 2000, we were focused on the integration of the Morrison cafeterias. Specifically, during fiscal 1999 and the first quarter of fiscal 2000, we closed 27 unprofitable Morrison cafeterias and converted 112 Morrison cafeterias to Piccadilly-style cafeterias. During the balance of fiscal 2000, we tested several sales-building initiatives at 16 cafeteria locations in order to attract and retain new customers and to increase sales to existing customers. These sales-building initiatives include simplified menu pricing, neighborhood marketing and sponsorship of employee contests. These initiatives have been well received by our customers. Due to favorable results at the test cafeterias, we implemented these initiatives on a Company-wide basis in September 2000. Certain of these strategies, including customer coupons and discounted meal alternatives, designed to attract new customers, are expected to have a negative impact on margins during the second quarter of fiscal 2001.

     Implement Outsourcing Program. We have historically prepared almost all of our meals from scratch at each cafeteria location. We have initiated an outsourcing program at 54 of our cafeterias, in which outside vendors prepare and provide selected components of our recipes. For example, the cafeterias will receive certain pre-cut vegetables for salads and entrees, pre-mixed ingredients for certain desserts and side items based on our proprietary recipes and pre-mixed dough for selected bakery products. The outsourcing program has been implemented carefully in order to maintain consistently high levels of food freshness and quality. Based on our experience at these 54 cafeterias, we expect to reduce annual operating expenses by between approximately $8 and $10 million when the outsourcing program is fully implemented. These savings are the result of significantly reduced kitchen labor hours. We intend to roll out the outsourcing program to our remaining cafeterias over the next two years. We expect to achieve $2.5 million of cost savings in fiscal 2001 from our outsourcing program.

     Expand Centralized Purchasing Program. Currently, the managers at each of our cafeterias have purchasing responsibility for approximately one-third of the food ingredients used in the meals we serve. We implemented a new program in September 2000 that eliminated over 100 poultry suppliers by centralizing the purchasing function for poultry. Over the next 12 months, we expect to centralize the purchasing of other food items. Through centralized purchasing, we expect to achieve significant volume purchase discounts, resulting in approximately $3 million of annual cost savings ($1.5 million in fiscal 2001 from poultry alone). In addition, centralized purchasing will allow our cafeteria managers to spend more of their time increasing sales and enhancing customer service.

CAFETERIA OPERATIONS

STORE DESIGN AND LAYOUT

     Our traditional cafeterias average approximately 10,000 square feet in size and seat approximately 350 customers. During 1997, the Company completed the design of a different cafeteria model, which has approximately 7,500 square feet and seats between 165 to 200 customers. This smaller cafeteria allows the Company to access a broader range of markets at a lower investment cost. As of September 30, 2000, we have opened 10 new cafeterias utilizing this new design and format.

MENU

     Food Items. Our food quality, service and atmosphere were all voted #1 among cafeterias and buffet-style chains by consumers in Restaurants and Institutions' "Choice in Chains" 2000 survey. All of our cafeterias offer a wide variety of quality, reasonably-priced meals. Our standard menu offering includes soups, salads, seafood, meat, chicken, vegetables, breads, desserts and beverages. Each of our cafeteria managers has the ability to vary their menu to include local and seasonal favorites from our extensive proprietary recipe files. Our typical cafeteria lines offer a wide food selection including up to 18 entrees, 2 soups, 20 salads, 18 vegetables, 7 breads and 22 desserts. Customers make their meal selections by combining these items according to their individual preferences.

     Pricing. Historically, we have sold most meals as "bundled" meals that included side items and beverages, although customers have also been able to purchase meals on an a la carte basis. We continuously evaluate our meal pricing structure to assure that we deliver value-oriented meals to our customers. As part of that process, during fiscal 2000, we experimented with alternative bundled meal pricing programs. The most recent version of this program was successfully tested at 10% of our cafeterias through August 2000. This program provides a progression of price-points from approximately $5 to $9 per meal. Each meal includes an entree, two side orders, and a bread selection. For example, popular items like southern fried chicken, fried catfish, and chopped beef are available at the $5 price point while other more expensive items such as steaks, our popular crawfish etouffee and other seafood dishes are available at the $8 and $9 price points. Although the program attempts to focus the customer on the value received in a bundled meal, customers may still purchase items on an a la carte basis. Since implementation of this program, customer response has been positive and check averages have remained constant. We intend to continue to phase in this new program at our other cafeteria locations, while continuing to gather customer feedback and analyzing sales information.

MARKETING AND ADVERTISING

     In fiscal 1999 and 2000, our advertising spending has been approximately $6 to $7 million per year and has focused primarily on television and radio spots and some direct marketing. We believe that the majority of our sales come from customers living or working within three to five miles of our cafeterias. In order to better reach our target population, we intend to maintain our advertising budget at historical levels while altering the emphasis of our spending. As a result, in August 2000 we adopted new sales-building initiatives that consist primarily of the following:

     Neighborhood marketing. This program focuses on direct mailings and newspaper inserts, seeking to increase customer traffic by increasing local awareness of our cafeterias, and may include purchase discounts and coupons.

     Employee contests. We hold regular sales contests among our managers and employees at all of our cafeteria locations to enhance morale and improve cafeteria sales. We believe these contests have the added benefit of improving productivity and efficiency in our cafeteria operations as well.

     Selective broadcast marketing. We intend to selectively use some television and radio advertising in our markets where we have a significant concentration of cafeterias and where the potential exists for significant increases in customer traffic as a result of these advertisements.

     Dining experience. In addition to our general advertising, we believe that providing our patrons with a pleasant and enjoyable dining experience will result in return visits and word-of-mouth advertising. We recently initiated an employee training program emphasizing a clean environment, customer hospitality, and quality food.

MEAL PREPARATION

     Under our new outsourcing program, outside vendors have begun to prepare and provide selected components of our recipes. For example, the cafeterias will receive certain pre-cut vegetables for salads and entrees, pre-mixed ingredients for certain desserts and side items based on our proprietary recipes and pre-mixed dough for selected bakery products. Suppliers are responsible for many of the mixing and cooking duties associated with meal preparation and for delivering purchased items to our distributor. The outsourcing program has been implemented carefully in order to maintain consistently high levels of food freshness and quality. We expect that our new outsourcing program will significantly reduce our operating expenses, primarily as a result of significantly reduced kitchen labor costs, as well as reducing food spoilage and waste and capital expenditures for kitchen equipment. We initially tested this program at 14 cafeterias where we saved approximately $34,000 of operating expenses per month. We have recently implemented this program at 40 additional cafeterias and intend to roll out this program to our remaining cafeterias during the next two years. We expect this program will result in approximately $2.5 million of cost savings for fiscal 2001. When fully implemented, we expect to reduce annual operating expenses by between approximately $8 and $10 million through this outsourcing program.

PURCHASING AND DISTRIBUTION

     Historically, purchasing decisions for approximately one-third of the food ingredients used in the meals served at our cafeterias was under the control of the cafeteria managers, each of whom has the freedom to negotiate with local or regional suppliers for that particular cafeteria, subject to meeting quality specifications. We implemented a new program in September 2000 that eliminated over 100 poultry suppliers by centralizing the purchasing function for poultry. Over the next 12 months, we expect to centralize the purchasing of other food items. Through centralized purchasing, we expect to achieve significant volume purchase discounts, resulting in approximately $3 million of annual cost savings ($1.5 million in fiscal 2001 from poultry alone). In addition, centralized purchasing will allow our cafeteria managers to spend more of their time increasing sales and enhancing customer service.

     We currently obtain approximately two-thirds of all of our food orders through one distributor located in Baton Rouge, Louisiana. The remaining food items are purchased from local suppliers and delivered directly to our cafeterias. With the implementation of centralized food purchasing and our increasing reliance on outsourcing of some food preparation, we may increase our shipments through this distributor and, if necessary, use additional national or regional distributors. We believe that there are numerous other distributors available to process our shipments should these distributors be unable to meet our distribution needs.

EMPLOYEES

     As of September 30, 2000, we had approximately 11,100 employees, of whom all but about 100 corporate headquarters employees worked at Piccadilly's 236 cafeterias. On average, each cafeteria operates with three to four managers and assistant managers and employs 50 to 60 employees. Most cafeteria employees are paid on an hourly basis, except cafeteria managers. Our employees are not unionized. We have never experienced any significant work stoppages and believe that our employee relations are good.

     Wages we pay our employees have increased in recent years due to the expanding economy, a tight labor market and increases in the federally mandated minimum wage. In mid-1999 we adopted a "tip-credit wage" program designed to offset wage increases for dining room personnel. Under this program, dining room employees are increasingly dependent on customer tips for a significant portion of their hourly compensation, instead of wages paid by us. This program has helped reduce our labor costs as a percent of net sales. Historically we have been able to offset wage cost increases through increased efficiencies in operations and, as necessary, through retail price increases although there can be no assurance that we will continue to be able to do so in the future.

COMPETITION

     The food service industry is highly competitive and affected by external changes such as economic conditions, disposable income, consumer tastes, and changing population and demographics. Competitive factors include: food quality, variety and price; customer service; location; the number and proximity of competitors; decor; and public reputation. We consider our principal competitors to be other cafeterias, family dining venues, and fast-food operations. Like other food service operations, we follow changes in both consumer preferences for food and habits in patronizing eating establishments.

PROPERTIES

     All of our cafeterias are located in urban and suburban areas, in a variety of strip shopping centers and malls, and free-standing buildings. We lease all of the cafeterias located in strip shopping centers and malls. Of the 94 cafeterias located in free-standing buildings, we own the building and land for 32 of the cafeterias, and the remainder are operated in Company-owned buildings located on leased land. Leases provide for monthly rentals, typically computed on the basis of a fixed amount plus a percentage of sales. Our cafeteria locations by state are as follows:

STATE                                                        CAFETERIAS
-----                                                        ----------
Florida....................................................      55
Georgia....................................................      39
Louisiana..................................................      33
Alabama....................................................      21
Tennessee..................................................      18
Virginia...................................................      16
Texas......................................................      14
Mississippi................................................      12
South Carolina.............................................       8
Kentucky...................................................       5
North Carolina.............................................       5
Maryland...................................................       3
Missouri...................................................       3
Oklahoma...................................................       2
Kansas.....................................................       1
West Virginia..............................................       1
                                                                ---
          Total............................................     236(1)
                                                                ===

---------------
(1) Includes nine quick service cafeterias in mall foodcourts.
                             ---------------------

     Piccadilly's corporate headquarters occupy approximately two-thirds of a Company-owned 45,000 square foot office building completed in 1974 and located on a Company-owned tract comprising approximately five acres in Baton Rouge, Louisiana. The remainder of the building is leased to commercial tenants.

TRADEMARKS AND TRADENAMES

     Our cafeterias operate principally under the Piccadilly Cafeterias name and service mark, which is registered with the United States Patent and Trademark Office for a term presently expiring in January 2009. Registered service marks may continually be renewed for 10 year periods. We also have a proprietary interest in many of our recipes. We regard our service marks and trademarks as having significant value and being an important factor in the development of the Piccadilly concept. Our policy is to pursue and maintain registration of our service marks and trademarks whenever possible and to oppose vigorously any infringement or dilution of our service marks and trademarks.

REGULATORY MATTERS

     Each of the cafeterias operated by the Company is subject to licensing and regulation by the health, sanitation, safety, building and fire agencies of the respective states and municipalities in which such cafeterias are located. A failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of facilities for an indeterminate period of time, or third-party litigation, any of which could have a material adverse effect on the Company and its results of operations.

     The Company also is subject to laws and regulations governing its relationships with employees, including minimum wage requirements, overtime, reporting of tip income, work and safety conditions and regulations governing employment. Because a significant number of the Company's employees are paid at rates tied to the federal minimum wage, an increase in the minimum wage would increase the Company's labor costs. An increase in the minimum wage rate or employee benefits costs could have a material adverse effect on the Company and its results of operations.

     The Company's operations are also subject to federal, state and local laws and regulations relating to environmental protection, including regulation of discharges into the air and water. Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Although the Company is not aware of any material environmental conditions that require remediation by the Company under federal, state or local law at its properties, the Company has not conducted a comprehensive environmental review of its properties or operations and no assurance can be given that the Company has identified all of the potential environmental liabilities at its properties or that such liabilities would not have a material adverse effect on the financial condition of the Company.

     Additionally, the Company's operations are regulated pursuant to state and local sanitation and public health laws. Operating cafeterias utilize electricity and natural gas, which are subject to various federal and state regulations concerning the allocation of energy. The Company's operating costs have been and will continue to be affected by increases in the cost of energy.

LEGAL PROCEEDINGS

     We are not a party to and do not have any property that is the subject of any legal proceedings, pending or, to our knowledge, threatened, other than ordinary routine litigation incidental to our business and proceedings which are not material or as to which we believe we have adequate insurance.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below is certain information with respect to the directors and executive officers of the Company.

NAME                                        AGE                        POSITION
----                                        ---                        --------
Ronald A. LaBorde.........................  44    Chairman of the Board, President and Chief
                                                  Executive Officer
Joseph S. Polito..........................  58    Executive Vice President and Director of Operations
Mark L. Mestayer..........................  42    Executive Vice President and Chief Financial
                                                  Officer
Norman C. Francis.........................  69    Director
Dale E. Redman............................  52    Director
Robert P. Guyton..........................  63    Director
Christel C. Slaughter.....................  44    Director
C. Ray Smith..............................  65    Director
James F. White, Jr. ......................  60    Director
Joseph H. "Jay" Campbell, Jr..............  48    Director

     The following information summarizes the business experience of each director and executive officer of the Company for at least the past five years.

     Ronald A. LaBorde, age 44, has been the President and Chief Executive Officer of the Company since July 1995 and has been Chairman of the Board since November 6, 2000. From January 1992 to June 1995 he was Executive Vice President, Treasurer and Chief Financial Officer. Mr. LaBorde joined the Company in July 1982 as Assistant Controller, and until January 1992 served in various capacities including Controller and Secretary. Mr. LaBorde is a director of Amedisys, Inc.

     Joseph S. Polito, age 58, has been the Executive Vice President and General Manager of the Company since August 1995. From September 1992 to August 1995, he was Executive Vice President and Director of Training. Mr. Polito joined the Company in April 1964 and served in various capacities including store manager and District Manager until October 1992.

     Mark L. Mestayer, age 42, was appointed Executive Vice President and Chief Financial Officer in September 1999. From July 1996 to September 1999, he was Executive Vice President, Secretary and Director of Finance, and from May 1992 to July 1996, he was Executive Vice President, Secretary and Controller. Mr. Mestayer joined the Company in November 1988 as Controller of Ralph & Kacoo's. Prior to November 1988, he was employed for nine years with the accounting firm of Ernst & Whinney.

     Norman C. Francis, age 69, has been a director since 1995. Dr. Francis is the President of Xavier University of Louisiana and a director of Entergy Corporation.

     Dale E. Redman, age 52, has been a director since 1995. Mr. Redman is a managing director of Windward Capital and a director of United Companies Financial Corporation. From 1988 to 1998, he was the Executive Vice President and Chief Financial Officer of United Companies Financial Corporation. On March 1, 1999, United Companies Financial Corporation, a Baton Rouge financial institution, filed for protection under Chapter 11 of the Bankruptcy Code.

     Robert P. Guyton, age 63, has been a director since 1996. Mr. Guyton is a financial consultant, having previously been a Vice President and financial consultant for Raymond James & Associates, Inc. from 1993 to 1996. From 1981 to 1991, Mr. Guyton was President and Chief Executive Officer of BankSouth Corporation. Mr. Guyton is a director of ChemFirst Corporation.

     Christel C. Slaughter, age 44, has been a director since 1996. Ms. Slaughter is the co-owner of, and management consultant with, Slaughter & Associates, SSA Consultants, Inc. Since 1979, Ms. Slaughter has been an active lecturer and consultant for both governmental and private entities.

     C. Ray Smith, age 65, has been a director since 1992. Dr. Smith is the Tipton R. Snaveley Professor of Business Administration at the Darden Graduate School of Business Administration, University of Virginia and the Executive Director of the Darden School Foundation.

     James F. White, Jr., age 60, was elected a director on November 6, 2000. Mr. White has served as of counsel to the law firm of Shumaker, Loop & Kendrick, Toledo, Ohio since January 1, 1996. He previously served in various executive positions and as a director of Checkers Drive-In Restaurants, Inc. from January 1993 through December 1995, including serving as Chief Executive Officer from August 1, 1994 through August 31, 1995.

     Joseph H. "Jay" Campbell, Jr., age 48, was elected a director on November 6, 2000. Mr. Campbell has been President and Chief Executive Officer of Associated Grocers, Inc. since February 1, 1995. Associate Grocers, Inc. is a private, retailer-owned corporation that serves independent retail grocers in four states by providing grocery products and retail and technological services.

     Following the closing of the Original Offerings, the Initial Purchaser has the right to appoint an advisory director, and under certain circumstances, a full voting member, to the Company's Board.

EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding the compensation of the Company's Chief Executive Officer and each of the Company's other most highly compensated executive officers. For the purpose of this and the following tables and discussion concerning executive compensation, such executive officers shall be referred to as the "Named Executive Officers."

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                    COMPENSATION
                                                                       AWARDS
                                                                    -------------
                                             ANNUAL COMPENSATION     SECURITIES
                                             --------------------    UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION           YEAR    SALARY      BONUS     OPTIONS/SARS    COMPENSATION(1)
---------------------------           ----   ---------   --------   -------------   ---------------
Ronald A. LaBorde
  Chairman, President and Chief
     Executive Officer..............  2000   $325,026    $    --            --           $800
                                      1999    309,377         --            --            800
                                      1998    274,976     67,626       250,000            800
Joseph S. Polito
  Executive Vice President and
     General Manager................  2000    194,960         --            --            800
                                      1999    171,368         --         7,500            800
                                      1998    141,968     28,782        22,500            800
Mark L. Mestayer
  Executive Vice President and Chief
     Financial Officer..............  2000    153,584         --        12,000            800
                                      1999    110,561      7,500         3,500            800
                                      1998     95,472     21,774        24,500            800

---------------
(1) Represents amounts paid by the Company for insurance premiums for a group policy which afforded term life insurance and long-term disability insurance for all officers and for a group accidental death policy which afforded coverage for all executive officers.
                             ---------------------

     The following table sets forth information with respect to the Named Executive Officers concerning options granted during the fiscal year ended June 30, 2000.

                       OPTION GRANTS IN FISCAL YEAR 2000

                                             INDIVIDUAL GRANTS
                        -----------------------------------------------------------      POTENTIAL REALIZABLE
                                          PERCENT OF                                   VALUE AT ASSUMED ANNUAL
                          NUMBER OF      TOTAL OPTIONS                                   RATES OF STOCK PRICE
                         SECURITIES       GRANTED TO                                       APPRECIATION FOR
                         UNDERLYING        EMPLOYEES      EXERCISE OR                        OPTION TERM
                           OPTIONS         IN FISCAL      BASE PRICE     EXPIRATION    ------------------------
NAME                    GRANTED(#)(1)        YEAR           ($/SH)          DATE         5%($)         10%($)
----                    -------------    -------------    -----------    ----------    ----------    ----------
Mark L. Mestayer......     12,000             100%           $3.31        02/06/10       $24,980       $63,303

---------------
(1) All options granted vest in full on the date of grant.
                             ---------------------

     The following table sets forth information with respect to the Named Executive Officers concerning option and SAR exercises during the fiscal year ended June 30, 2000 and unexercised options and SARs held as of June 30, 2000.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                  FY-END OPTION/SAR VALUES AS OF JUNE 30, 2000

                                                         NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                         SHARES                         UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS
                       ACQUIRED ON                         OPTIONS 06/30/00                   AT 06/30/00
                        EXERCISE        VALUE       ------------------------------   ------------------------------
NAME                       (#)       REALIZED ($)   EXERCISABLE(1)   UNEXERCISABLE   EXERCISABLE(1)   UNEXERCISABLE
----                   -----------   ------------   --------------   -------------   --------------   -------------
Ronald A. LaBorde....       0             $0           132,500          117,500            $0              $0
Joseph S. Polito.....       0              0            46,000                0             0               0
Mark L. Mestayer.....       0              0            40,000                0             0               0

---------------
(1) All options were awarded at the fair market value of the underlying shares on the date of grant.
                             ---------------------

DIRECTOR COMPENSATION

     Each director who is not an officer of the Company receives, in addition to reimbursement of reasonable and necessary costs and expenses incurred, a retainer of $15,000 per year, a fee of $1,000 for each regular and special meeting of the Board that he or she attends, and $500 for each meeting of a committee of the Board that such director attends. The retainer is paid 50% in cash and 50% in the Company's Common Stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the Compensation Committee have been officers or employees of the Company or any of its subsidiaries. No executive officer of the Company served in the last fiscal year as a director or member of the compensation committee of another entity, one of whose executive officers served as a director or on the Compensation Committee of the Company.

PENSION PLAN

     The Company maintains a defined benefit pension plan for its employees. Annual benefits payable on normal retirement at age 65 are equal to a participant's number of years of service multiplied by 1% of the participant's final average annual compensation, which is defined as the average annual remuneration paid for the five highest consecutive years of the 10 most recent years preceding retirement. Remuneration consists of a participant's total earnings during applicable periods, including bonuses. The Named Executive Officers have the following credited years of service under the plan: Mr. LaBorde -- 18; Mr. Polito -- 36; and Mr. Mestayer -- 11. Benefits are not subject to deductions for Social Security benefits or other offset amounts. The following table shows estimated annual benefits payable on retirement to persons in specified remuneration and years-of-service classifications:

                                            YEARS OF CREDIT SERVICE
FINAL AVERAGE            --------------------------------------------------------------
ANNUAL COMPENSATION        15         20         25         30         35         40
-------------------      -------    -------    -------    -------    -------    -------
$175,000                 $26,250    $35,000    $43,750    $52,500    $61,250    $70,000
 200,000                  30,000     40,000     50,000     60,000     70,000     80,000
 225,000                  33,750     45,000     56,260     67,500     78,750     90,000
 250,000                  37,500     50,000     62,500     75,000     87,500    100,000
 300,000                  37,500     50,000     62,500     75,000     87,500    100,000
 400,000                  37,500     50,000     62,500     75,000     87,500    100,000
 500,000                  37,500     50,000     62,500     75,000     87,500    100,000

---------------

     The amount of fiscal 2000 compensation from which benefits would be calculated is limited to $250,000 for Mr. LaBorde.
                             ---------------------

EMPLOYMENT, MANAGEMENT CONTINUITY AND RETIREMENT AGREEMENTS

     Each of the Named Executive Officers has entered into a management continuity agreement with the Company that provides benefits to the officer if the officer's employment is terminated other than because of disability, death, cause (as defined in the agreement) or by the officer for good reason (as defined in the agreement) within 36 months following a change of control (as defined in the agreement) of the Company. The benefits include a cash payment equal to one and one-half times the officer's base salary and bonus (with the exception of Mr. LaBorde for which the multiplier is two and one-half) and the vesting of all outstanding stock options, stock appreciation rights or other incentive awards.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Company's Common Stock by (i) each of the Named Executive Officers, (ii) each director of the Company, (iii) all of the Company's executive officers and directors as a group, (iv) all of the Company's officers and directors as a group, and (v) each person known to the Company to be a beneficial owner of more than 5% of the outstanding Common Stock, all as determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act") based on information furnished by such persons. Unless otherwise indicated, all information is presented as of August 15, 2000, and all shares indicated as beneficially owned are held with sole voting and investment power.

                                                              SHARES BENEFICIALLY
NAME AND ADDRESS OF BENEFICIAL OWNER                                 OWNED           PERCENT OF CLASS
------------------------------------                          -------------------    ----------------
Ronald A. LaBorde...........................................          337,506(1)            3.2
Norman C. Francis...........................................            3,443            *
Dale E. Redman..............................................            3,888            *
Robert P. Guyton............................................            3,961            *
Christel C. Slaughter.......................................            2,888            *
C. Ray Smith................................................            3,285(2)         *
Joseph S. Polito............................................           66,696(3)         *
Mark L. Mestayer............................................           54,000(4)         *
James F. White, Jr. ........................................                0                 0
Joseph H. "Jay" Campbell, Jr. ..............................                0                 0
Julia H. R. Hamilton(5)
  2736 Windrush Way Baton Rouge, Louisiana 70809............        1,162,510(6)           11.1
O.Q. Quick(7)
  #26 Sugar Creek Place Waco, Texas 76712...................          855,102(8)            8.1
Dimensional Fund Advisors, Inc.(9)..........................          678,100               6.4
All directors and executive officers as a group (10
  persons)..................................................          475,667(10)           4.5
All directors and officers as a group (17 persons)..........          781,936(11)           7.4

---------------
  *  Less than 1%

 (1) Includes 89,716 shares held by Mr. LaBorde as trustee or co-trustee (together with Mr. O. Q. Quick) under several trusts. Also includes 207,500 shares that Mr. LaBorde has the right to acquire upon the exercise of presently exercisable options.

 (2) Includes 300 shares held by Mr. Smith's spouse.

 (3) Includes 60,000 shares that Mr. Polito has the right to acquire upon the exercise of presently exercisable options.

 (4) Represents shares that Mr. Mestayer has the right to acquire upon the exercise of presently exercisable options.

 (5) Ms. Hamilton is the daughter of the Company's founder, T. H. Hamilton, and she served on the Company's Board from 1977 to 1997, and continues to serve as an advisory director of the Company.

 (6) Includes 26,000 shares held Ms. Hamilton as trustee of a charitable trust.

 (7) Mr. Quick began his career with the Company in 1946 and served in various capacities for the Company including Chairman of the Board, a director and Chief Executive Officer until 1995.

 (8) Includes 751,002 shares held by Mr. Quick as trustee or co-trustee under several trusts, 30,000 shares held by Mr. Quick's spouse as trustee under several trusts, and 74,100 shares held beneficially and of record jointly with his spouse or individually by Mr. Quick or his spouse.

 (9) Based upon information included in Schedule 13G dated December 31, 1999 filed with the SEC by Dimensional Fund Advisors, Inc., an investment advisor to four investment companies, and an investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are referred to herein as the "Funds." All securities reported here are owned by the Funds. The address of the Funds is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.

(10) Includes 341,500 shares that such persons have the right to acquire upon the exercise of presently exercisable options.

(11) Includes 587,762 shares that such persons have the right to acquire upon the exercise of presently exercisable options.

                     DESCRIPTION OF SENIOR CREDIT FACILITY

     Concurrently with the Original Offerings, we entered into the new Senior Credit Facility with Hibernia National Bank, as administrative agent for the lenders thereunder. The Senior Credit Facility replaced the Old Credit Facility, which was scheduled to terminate on June 22, 2001. The following is a summary description of the principal terms of the Senior Credit Facility and is subject to, and qualified in its entirety by reference to, the definitive Senior Credit Facility, copies of which will be made available upon request.

     The Senior Credit Facility provides that at any one time, we may borrow up to $25 million. Borrowings under the Senior Credit Facility will be used by us to support letters of credit, to provide working capital and for other general corporate purposes. Approximately $12 million of the Senior Credit Facility was used to support commercial letters of credit. As a result, we had $13 million available for borrowing as of December 21, 2000. The Senior Credit Facility will terminate after three years (subject to one two-year extension option at our request and the approval of all the lenders under the Senior Credit Facility), at which time all amounts outstanding, together with any and all accrued interest thereon, will be due and payable.

     The Senior Credit Facility bears interest on a sliding scale based on our leverage ratio, which is defined as indebtedness less cash balances divided by EBITDA for the most recent four fiscal quarters. We will pay interest on outstanding amounts borrowed under the Senior Credit Facility, at our option, at either (i) the Citibank Prime Rate plus an applicable margin which ranges from 0.00% to 0.75% depending on our leverage ratio or (ii) the Eurodollar Rate plus an applicable margin which ranges from 2.0% to 4.0% depending on our leverage ratio.

     The Senior Credit Facility has payment priority over the Notes in respect of any proceeds received upon the foreclosure or other disposition of collateral pursuant to the Intercreditor Agreement and the security documents. The Senior Credit Facility is secured by the same collateral as the Notes, subject to the Intercreditor Agreement.

     The Senior Credit Facility contains certain financial covenants requiring us to maintain a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum tangible net worth. The Senior Credit Facility also contains covenants limiting our ability to incur additional indebtedness and make restricted payments similar to the covenants contained in the Indenture in this regard and to make excess cash flow offers as contemplated by the Indenture. Finally, the Senior Credit Facility has covenants restricting or prohibiting changes in executive management, changes in ownership of us, redemption of indebtedness and other covenants customary for the transactions contemplated by the Senior Credit Facility.

     Under the Senior Credit Facility, we may cure a default of a financial covenant by (i) cash securing outstanding letters of credit and (ii) reducing the outstanding advances to zero. Provided these two conditions are met, we will not be subject to, or required to comply with, the financial covenants in the Senior Credit Facility.

                    DESCRIPTION OF TERM LOAN CREDIT FACILITY

     Concurrently with the Original Offerings, the Company entered into a Term Loan Credit Facility to obtain a $5.5 million term loan from a syndicate of commercial lenders. The Term Loan Credit Facility:

     - provides that the borrowings thereunder will be made at an initial discount of 90%;

     - contains, in all material respects, terms identical to those contained in the Indenture as to maturity of the indebtedness outstanding thereunder, covenants and events of default;

     - contains, in all material respects, terms identical to the Term B Notes as to redemption and interest rates;

     - is secured equally and ratably with the Notes;

     - pursuant to the terms of the Intercreditor Agreement, entitles the holders of indebtedness outstanding thereunder to the same distribution rights and payment priorities in liquidation with respect to the proceeds of any collateral or enforcement action as those existing in favor of the Notes; and

     - requires the holders of indebtedness outstanding thereunder to vote, pursuant to the Intercreditor Agreement, as if such indebtedness were Term B Notes issued under the Indenture, subject to separate rights to accelerate such indebtedness following a payment default, the failure to make a required tender offer and the ability to grant waivers in respect thereof.

     The holders of the Term Loan Credit Facility were also granted an aggregate of 5,500 Warrants.

                            DESCRIPTION OF THE NOTES

GENERAL

     The Old Senior Secured Notes and the Old Term B Notes were, and the New Senior Secured Notes and New Term B Notes will be, issued as separate issues pursuant to the Indenture among the Company, the Subsidiary Guarantors, if any, and The Bank of New York, as trustee (the "Trustee"). The terms of each issue of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The terms of the Senior Secured Notes and the Term B Notes are identical, except as described under "-- Principal, Maturity and Interest,"
"-- Exchange Rights," "-- Redemption" and "-- Certain Covenants -- Additional Excess Cash Flow Offer." The following summary of certain provisions of the Indenture, the Security Documents (as defined) and the Registration Rights Agreement between the Company and the Initial Purchaser does not purport to be complete and is qualified by reference to the Indenture, the Security Documents and the Registration Rights Agreement, including the definitions therein of certain terms used below. Copies of the forms of the Indenture, each of the Security Documents and the Registration Rights Agreement are available from the Company upon request. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions."

     The Notes will be senior secured obligations of the Company and will rank senior in right of payment to all subordinated Indebtedness of the Company and equal in right of payment to each other and any of our other senior Indebtedness, including the Term Loan Credit Facility. The lenders under the Senior Credit Facility have been granted, contractually through the Intercreditor Agreement, a payment priority in certain circumstances.

     The Notes will be issued in registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

     The Notes, the Term Loan Credit Facility and the Senior Credit Facility represent a substitution, modification, refunding, replacement and refinancing of the Indebtedness outstanding under the Company's Old Credit Facility. The Notes, the Term Loan Credit Facility and the Senior Credit Facility were intended to constitute a novation of our Indebtedness under our Old Credit Facility.

PRINCIPAL, MATURITY AND INTEREST

     The Indenture provides initially for the issuance of $71 million of Old Senior Secured Notes and $4.5 million of Old Term B Notes in connection with the Original Offerings and an equal aggregate principal amount of Exchange Notes of each issue that may be issued in exchange for Old Notes of the same issue pursuant to the Exchange Offer. The Indenture also provides for the issuance of additional Notes of either issue in the future in an unlimited amount; however, any issuance of additional Notes would be subject to the covenant described under "-- Certain Covenants -- Limitation on Incurrence of Indebtedness." The Notes will mature on November 1, 2007. All Notes of each issue will be identical in all respects other than purchase price and issue date.

     Senior Secured Notes. Interest on the Senior Secured Notes will be payable semiannually on May 1 and November 1 of each year, commencing on May 1, 2001, in the case of the Offered Notes, to Holders of record on the immediately preceding April 15 and October 15, respectively. Interest on the Senior Secured Notes will accrue from the most recent date on which interest has been paid or, if no interest has been paid, from the date of issue. Interest on the New Senior Secured Notes will initially accrue from December 21, 2000. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     The annual interest rate borne by the Senior Secured Notes will initially be 12.0% per annum. Beginning November 1, 2001, the annual interest rate will be adjusted each year to 12.0% per annum plus an amount equal to 0.50% per annum for every $1.0 million of Consolidated EBITDA of the Company and its Restricted Subsidiaries (calculated for the immediately preceding fiscal year) in excess of

$27.0 million; provided that (i) in no event shall the annual interest rate borne by the Senior Secured Notes increase by more than 1.50% per annum during any 12-month period above the rate borne by the Senior Secured Notes during the preceding 12-month period; (ii) in no event shall the overall rate be in excess of 16.5% per annum; and (iii) only whole multiples of $1.0 million will be computed for this calculation. In connection with the delivery of the financial statements required by the covenant "Reports" for the preceding fiscal year, the Company will prepare and deliver to the Trustee a certificate certifying (A) the calculation of Consolidated EBITDA for the preceding fiscal year, (B) the amount of Consolidated EBITDA in excess of $27.0 million, and (C) the interest rate borne on the Notes for the next 12-month period commencing on the November 1 following delivery of such certificate. If, on or before September 30 of each year the Company has not delivered the forgoing certificate, then the Trustee may calculate the amount of such interest rate if directed to do so by holders of more than 25% of the outstanding principal amount of the Notes and such amount shall be effective as of such November 1. If the Company fails to timely provide the financial statements required for purposes of this calculation or if the Trustee is unable to calculate such amount after a request from the requisite holders of the Notes, then the interest rate borne on the Notes will be increased by amount about equal to 1.50% per annum for the 12-month period in question.

     Term B Notes. The Term B Notes will bear interest at a floating rate determined in the manner provided below. Interest will be payable quarterly on the first day of each February, May, August and November, commencing February 1, 2001, to Holders in whose name the Term B Notes are registered at the close of business on the record date for such interest payment date. Interest on the Term B Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest on the New Term B Notes will initially accrue from the last date on which interest was paid or duly provided for on the Old Term B Notes surrendered in exchange therefor or, if no interest has been paid on the Old Term B Notes, from December 21, 2000.

     The per annum interest rate on the Term B Notes (the "Floating Interest Rate") in effect for each day of an Interest Period (as defined below) will be equal to the Three-Month LIBOR Rate (as defined below) plus 450 basis points (4.5%). The Floating Interest Rate for each Interest Period will be set on the 1st day of the months of February, May, August and November of each year, commencing February 1, 2001 (each such date, an "Interest Reset Date") and, in the case of the interest period from December 21, 2000 to February 1, 2001, at the Three-Month LIBOR Rate determined at December 19, 2000, until the principal on the Term B Notes is paid or made available for payment (the "Principal Payment Date"). If any Interest Reset Date and interest payment date would otherwise be a day that is not a Business Day, such Interest Reset Date and interest payment date shall be the next succeeding Business Day.

     "Interest Period" means the period from and including an Interest Reset Date to but excluding the next succeeding Interest Reset Date and, in the case of the last such period, from and including the Interest Reset Date immediately preceding the Principal Payment Date, as the case may be, to but not including the Principal Payment Date. If the Principal Payment Date is not a Business Day, then the principal amount of the Term B Notes plus accrued and unpaid interest thereon shall be paid on the next succeeding Business Day and no interest shall accrue for the Principal Payment Date or any day thereafter.

     The "Three-Month LIBOR Rate" means the rate determined in accordance with the following provisions:

          (i) On the second Business Day preceding each Interest Reset Date or, in the case of the initial interest period, December 19, 2000 (each such date, an "Interest Determination Date"), The Bank of New York (it and each other Person so appointed by the Company, the "Calculation Agent") will determine the Three-Month LIBOR Rate which shall be the rate for deposits in the London interbank market in Dollars having a three-month maturity commencing on the second Business Day immediately following such Interest Determination Date which appears on the Telerate Page 3750 as of 11:00 a.m., New York City time, on such Interest Determination Date. "Telerate Page 3750"
     means the display on Page 3750 of the Dow Jones Telerate Service (or such other page as may replace that page on that service for the purpose of displaying London interbank offered rates of major banks for Dollar deposits). If the Three-Month LIBOR Rate on such Interest Determination Date does not appear on the Telerate Page 3750, such Three-Month LIBOR Rate will be determined as described in (ii) below.

          (ii) With respect to an Interest Determination Date for which the Three-Month LIBOR Rate does not appear on the Telerate Page 3750 as specified in (i) above, the Calculation Agent will request the principal London offices of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in Dollars having a three-month maturity commencing on the second Business Day immediately following such Interest Determination Date to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such Interest Determination Date and in a principal amount that is representative for a single transaction in that market at such time. If at least two quotations are provided, the Three-Month LIBOR Rate on such Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the nearest one hundred-thousandth of a percentage point, with 5 or more one-millionths of one percentage point rounded upwards) of such quotations. If fewer than two quotations are provided, the Three-Month LIBOR Rate determined on such Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the nearest one hundred-thousandth of a percentage point, with 5 or more one-millionths of one percentage point rounded upwards) of the rates quoted at approximately 11:00 a.m., New York City time, on such Interest Determination Date for loans in Dollars to leading European banks, having a three-month maturity commencing on the second Business Day immediately following such Interest Determination Date and in a principal amount that is representative for a single transaction in that market at such time by three major banks in The City of New York, selected by the Calculation Agent. However, if the banks so selected by the Calculation Agent are not quoting as aforesaid, the Three-Month LIBOR Rate with respect to such Interest Determination Date will be the Three-Month LIBOR Rate in effect on such Interest Determination Date.

     The amount of interest for each day that a Term B Note is outstanding (the "Daily Interest Amount") will be calculated by dividing the Floating Interest Rate in effect for such day by 360 and multiplying the result by the principal amount of such Term B Note. The amount of interest to be paid on such Term B Note for any Interest Period will be calculated by adding the Daily Interest Amounts for each day in such Interest Period.

     The Floating Interest Rate and amount of interest to be paid on the Term B Notes for each Interest Period will be determined by the Calculation Agent. All calculations made by the Calculation Agent shall, in the absence of manifest error, be conclusive for all purposes and binding on the Company and Holders of the Term B Notes. So long as the Three-Month LIBOR Rate is required to be determined with respect to the Term B Notes, there will at all times be a Calculation Agent. In the event that any then acting Calculation Agent shall be unable or unwilling to act, or that such Calculation Agent shall fail duly to establish the Three-Month LIBOR Rate for any Interest Period, or that the Company proposes to remove such Calculation Agent, the Company shall appoint another Person which is a bank, trust company, investment banking firm or other financial institution to act as the Calculation Agent.

     General. The Notes of each issue will be payable both as to principal and interest at the office or agency of the Company maintained for such purpose within The City of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders. Until otherwise designated by the Company, such office or agency will be the office of the Trustee maintained for such purpose. If a payment date is a Legal Holiday, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

EXCHANGE RIGHTS

     Holders of Term B Notes may exchange their Notes into Senior Secured Notes of an equal aggregate principal amount. Holders may exchange Term B Notes only in denominations of $1,000 and whole multiples of $1,000.

     A Holder of Term B Notes may exercise its exchange rights on any interest payment date for the Senior Secured Notes at or prior to May 1, 2007; provided that no Term B Note may be exchanged during any period commencing on the date on which the Company has given the Holders a notice of optional redemption for all or any part of the Term B Notes and ending on the redemption date set forth in such notice of redemption. To exchange a Term B Note, the Holder thereof must surrender its Term B Note to the Trustee and a new Senior Secured Note and/or Term B Note will be issued by the Company and authenticated by the Trustee in the respective principal amounts outstanding after giving effect to such exchange. From and after the date of exchange, the Senior Secured Note issued in exchange will accrue interest at the rate set forth such Notes from the date of exchange.

     Holders electing to exchange their Term B Notes will not be required to pay any taxes or other governmental charges relating to the issuance or delivery of Senior Secured Notes, but they will be required to pay any tax or other governmental charge that may be payable relating to any transfer involved in the issuance or delivery of the Senior Secured Notes in a name other than the exchanging Holder.

REDEMPTION

     The Senior Secured Notes are not redeemable at the Company's option prior to November 1, 2002. Thereafter, the Senior Secured Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to the applicable date of redemption:

FOR THE PERIOD                                              PERCENTAGE
--------------                                              ----------
On or after November 1, 2002............................      104.0%
On or after November 1, 2003............................      103.0%
On or after November 1, 2004............................      102.0%
On or after November 1, 2005............................      101.0%
November 1, 2006 and thereafter.........................      100.0%

     The Term B Notes will be subject to redemption at the option of the Company, in whole or in part, at any time after the Closing Date, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to the applicable date of redemption:

FOR THE PERIOD                                              PERCENTAGE
--------------                                              ----------
On or before November 1, 2001.............................    103.0%
On or before November 1, 2002.............................    102.0%
On or before November 1, 2003.............................    101.0%
November 2, 2003 and thereafter...........................    100.0%

     If less than all of the Notes of either issue are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee deems to be fair and appropriate, provided, that Notes of $1,000 principal amount or less may not be redeemed in part. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at such Holder's registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount thereof to be redeemed. A new Note of the same issue in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the date of redemption, interest will cease to accrue on Notes or portions thereof called for redemption. The Indenture will not prohibit the Company or any affiliate of the Company from purchasing Notes for its own account in one or more market transactions, except that any Notes held by the Company or any Affiliate of the Company shall not be deemed outstanding under the Indenture for purposes of voting on matters relating to acceleration, consents, amendments or waivers.

     If the Company elects to redeem all of the Term B Notes, on the date of redemption it must also prepay all of the Indebtedness outstanding under the Term Loan Credit Facility. If less than all of the Term B Notes are to be redeemed, a pro rata portion of the Indebtedness outstanding under the Term Loan Credit Facility must also be prepaid.

     The Notes will not be entitled to any mandatory redemption or sinking fund.

GUARANTORS

     The repayment of the Notes will be fully and unconditionally and irrevocably guaranteed, on a senior secured basis, by all domestic Restricted Subsidiaries of the Company (the "Guarantors"), jointly and severally.

     As of the Closing Date, the Company had no Subsidiaries. As a result, there were no Guarantors initially. If the Company forms or acquires any Restricted Subsidiary, such Restricted Subsidiary will be required to become a Guarantor. The Indenture provides that if any Guarantor ceases to be a Restricted Subsidiary, such Person's Guarantee will be released.

     The obligations of each Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee, result in the obligations of each Guarantor under the Guarantee not to constitute a fraudulent conveyance or fraudulent transfer under federal or state law or render a Guarantor insolvent.

COLLATERAL

     Subject to certain exceptions, the Notes and any Guarantees will be secured by a first priority security interest in the Collateral. The Notes and any Guarantees will not be secured by any other property. See "Risk Factors -- Risk Factors Relating to the Notes."

     The assets constituting "collateral" currently serve as collateral for the Company's Old Credit Facility, and the lending institutions thereunder will amend the documents creating their Liens to also secure the Notes, in connection with the substitution, modification, refunding, replacement and refinancing of the Indebtedness currently outstanding under the Company's Old Credit Facility contemplated by the offering of the Notes, the Term Loan Credit Facility and the new Senior Credit Facility. This transaction is intended to give the Collateral Agent retroactive priority with respect to such Liens so that creditors, if any, with existing perfected Liens not currently having priority with respect to the Liens securing the Indebtedness under the Company's Old Credit Facility do not have priority over the Liens intended to secure the Notes and the Indebtedness outstanding under the Term Loan Credit Facility. Our ability, however, to obtain retroactive priority differs from state to state and may be limited in part or unavailable entirely in various circumstances, including those situations where the Liens previously granted do not secure an amount equal to or in excess of the stated principal amount of the Notes and the Indebtedness outstanding under the Term Loan Credit Facility. In addition, the lending institutions under the Company's Old Credit Facility gave no assurances as to the enforceability of the Indebtedness outstanding at the time of the Original Offerings or any of the agreements creating the Liens securing that Indebtedness or the perfected status of any such Liens. These factors may also limit the retroactive priority intended to be obtained.

     If the Notes of either issue become due and payable prior to the final stated maturity thereof for any reason or are not paid in full at the final stated maturity thereof, and after any applicable grace period has expired, the Collateral Agent has the right to foreclose upon such Collateral, subject to the Intercreditor Agreement. However, only the Collateral Agent will be the secured party and entitled to enforce the Liens granted under the Security Documents. Holders of the Notes may not enforce the Security Documents.

     Under the terms of the Intercreditor Agreement, following a Triggering Event the Requisite Creditors will determine the circumstances and manner in which the Collateral will be disposed of, including, but not limited to, the determination of whether to foreclose on the Collateral, unless no agreement can be reached, in which case, the Collateral Agent may take any action permitted under the Intercreditor Agreement, the Security Documents or otherwise permitted by law. The Intercreditor Agreement provides that following a Triggering Event, the lenders under the Senior Credit Facility and the Term Loan Credit Facility and the Trustee will agree to take no action, unless such action has been approved by the Requisite Creditors, for a period of 30 days. The Intercreditor Agreement also provides that so long as both the Indenture and the Term Loan Credit Facility are in place, (i) the Holders of the Notes and the holders of the Indebtedness outstanding under the Term Loan Credit Facility will vote on all matters under both the Indenture and the Term Loan Credit Facility as a single group of creditors and that in determining whether or not a required percentage of creditors has agreed to any particular matter, such provision shall require the requisite percentage of the then outstanding principal amount of both the Notes and Indebtedness under the Term Loan Credit Facility and (ii) that any consent, amendment, supplement, waiver, action or inaction granted or agreed to by such requisite percentage shall bind all Holders of the Notes and holders of Indebtedness outstanding under the Term Loan Credit Facility; provided that Defaults in the payment or prepayment of principal and interest or the purchase price following a redemption shall only be waived with the consent of the majority in principal amount of the Indebtedness affected. Finally, the Intercreditor Agreement provides that if, following a Triggering Event, any amounts are received by any of the lenders under the Senior Credit Facility, or their agent, or by the Holders, the Trustee or the Collateral Agent, such amounts shall be distributed in a priority which will result in the lenders under the Senior Credit Facility receiving full cash collateral for any contingent exposure pursuant to issued letters of credit and payment in full of all outstanding advances prior to any distribution being made to repay principal, interest or premium on the Notes and the Indebtedness outstanding under the Term Loan Credit Facility.

     In the event of foreclosure on the Collateral, the proceeds from the sale of the Collateral may not be sufficient to satisfy the Company's Obligations under the Notes, the Term Loan Credit Facility and the Senior Credit Facility in full. The amount to be received upon such a sale would be dependent upon numerous factors including the timing and the manner of the sale. In addition, the book value of the Collateral should not be relied upon as a measure of realizable value. By its nature, the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time. A significant portion of the Collateral, including the real property portion thereof, includes tangible and intangible assets which may only be usable as part of the existing operating businesses. Accordingly, any such sale of the Collateral, including the real property portion thereof, separate from the sale of the Company as a whole, may not be feasible or of any value. To the extent that third parties enjoy Permitted Liens, such third parties may have rights and remedies with respect to the property subject to such Lien that, if exercised, could adversely affect the value of the Collateral. In addition, the ability of the Holders to realize upon any of the Collateral may be subject to certain Bankruptcy Law limitations in the event of a bankruptcy. See "Risk Factors -- Risk Factors Relating to the Notes."

     Upon the full and final payment and performance of all Obligations of the Company under the Indenture and the Notes (or defeasance of such Obligations), and all obligations under the Term Loan Credit Facility and the Senior Credit Facility, the Security Documents will terminate and the pledged Collateral will be released. In addition, subject to the Intercreditor Agreement, in the event that the pledged Collateral is sold, the Collateral Agent will release simultaneously with such sale the Liens in favor of the Collateral Agent in the assets sold and may release the Collateral without substitution of collateral of equal value under certain circumstances. See "-- Possession, Use and Release of Collateral."

CERTAIN COVENANTS

     The Indenture contains covenants, including, among others, those described below. These covenants will apply to both the Senior Secured Notes and the Term B Notes and the Indebtedness outstanding under the Term Loan Credit Facility, except that the covenant described under "-- Additional Excess Cash Flow Offer" will apply only to the Term B Notes and the Indebtedness outstanding under the Term Loan Credit Facility.

 Limitation on Incurrence of Indebtedness

     (a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, (1) create, incur, issue, assume, Guarantee or otherwise become directly or indirectly liable with respect to, contingently or otherwise (collectively, "incur"), any Indebtedness (including Acquired Debt) or (2) issue any Disqualified Stock; provided, that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock and any Restricted Subsidiary may incur Indebtedness (including Acquired
Debt), in each case if (x) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to, such incurrence or issuance, (y) the Interest Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least equal to the ratio as is then applicable for each applicable period as is set forth below:

                         PERIOD                              RATIO
Closing Date until November 1, 2001.....................  2.00 to 1.00
November 2, 2001 until November 1, 2002.................  2.25 to 1.00 thereafter..............................................  2.50 to 1.00

in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness (including Acquired Debt) had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period, and (z) the Leverage Ratio of the Company would be no greater than the ratio as is then applicable for each applicable period as is set forth below:

                        PERIOD                               RATIO
Closing Date until November 1, 2001....................   4.50 to 1.00
November 2, 2001 until November 1, 2002................   4.25 to 1.00
thereafter.............................................  4.00 to 1.00.

     (b) The limitations of clause (a) of this covenant shall not prohibit the incurrence of:

          (i) (A) Indebtedness under the Senior Credit Facility, provided, that the aggregate principal amount of Indebtedness so incurred on any date, together with all other Indebtedness incurred pursuant to this clause (A) and outstanding on such date, shall not exceed $25 million (minus any amounts as may be applied to repay such Indebtedness and permanently reduce the commitments to lend of the lenders under the Senior Credit Facility as required under the covenant "Limitation on Asset Sales"), and (B) Indebtedness under the Term Loan Credit Facility, provided that the aggregate principal amount of such Indebtedness outstanding on any date shall not exceed $5.5 million (minus any amounts required to be repaid pursuant to the covenants "Limitation on Asset Sales," "Excess Cash Flow Offer" and "Additional Excess Cash Flow Offer"),

          (ii) Indebtedness in respect of performance bonds, appeal bonds, surety bonds, insurance obligations or bonds and other similar bonds or obligations incurred in the ordinary course of business,

          (iii) Hedging Obligations,

          (iv) Indebtedness owed by (1) a Restricted Subsidiary to the Company or to a Wholly Owned Subsidiary or (2) the Company to a Wholly Owned Subsidiary,

          (v) Indebtedness outstanding on the Closing Date, including the Offered Notes, Senior Secured Notes issued as a result of the exchange of Term B Notes, and any Exchange Notes issued in exchange for Offered Notes or any other Notes,

          (vi) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, that such Indebtedness is extinguished within three Business Days of incurrence,

          (vii) Indebtedness represented by Guarantees by the Company of Indebtedness otherwise permitted to be incurred pursuant to this covenant and Indebtedness represented by Guarantees by a Restricted Subsidiary of Indebtedness of the Company or another Restricted Subsidiary otherwise permitted to be incurred pursuant to this covenant;

          (viii) obligations with respect to customary provisions regarding purchase price adjustments, indemnification or similar obligations, in each case incurred or assumed in connection with the disposition of any business, assets, or Subsidiary of the Company otherwise permitted by the Indenture;

          (ix) Purchase Money Obligations in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (ix) does not exceed $2.0 million; and

          (x) Indebtedness issued in exchange for, or the proceeds of which are contemporaneously used to extend, refinance, renew, replace, or refund (collectively, "Refinance") Indebtedness referred to in clauses (ii), (v) and (ix) above or this clause (x) or Indebtedness incurred pursuant to the Interest Coverage Ratio test set forth in clause (a) hereof ("Refinancing Indebtedness"); provided, that (A) the principal amount of such Refinancing Indebtedness does not exceed the principal amount of Indebtedness so Refinanced (plus the premiums required to be paid, and the out-of-pocket expenses (other than those payable to an Affiliate of the Company) reasonably incurred, in connection therewith), (B) the Refinancing Indebtedness has a final scheduled maturity that exceeds the final stated maturity, and a Weighted Average Life to Maturity that is equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being Refinanced, and (C) the Refinancing Indebtedness ranks, in right of payment, no more favorable to the Notes or any Guarantees as the Indebtedness being Refinanced.

 Limitation on Liens

     The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset (including, without limitation, all real, tangible or intangible property) of the Company or any Restricted Subsidiary, whether now owned or hereafter acquired, or on any income or profits therefrom, or assign or convey any right to receive income therefrom, except (i) Liens in favor of the Collateral Agent securing the Notes, the Senior Credit Facility (provided that the aggregate principal amount to be secured thereunder shall not exceed $25 million), the Term Loan Credit Facility (provided that the aggregate principal amount to be secured thereunder shall not exceed $5.5 million) and the Obligations and (ii) Permitted Liens.

 Limitation on Restricted Payments

     (a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

          (i) declare or pay any dividend or make any distribution on account of any Equity Interests of the Company or any of its Restricted Subsidiaries (other than (x) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or (y) dividends or distributions payable to the Company or any Restricted Subsidiary),

          (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interest of the Company, any Subsidiary or any other Affiliate of the Company (other than any such Equity Interest owned by the Company or any Wholly Owned Subsidiary),

          (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is subordinated in right of payment to the Notes or such Guarantor's Guarantee thereof, as the case may be, or

          (iv) make any Restricted Investment;

          (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments") unless, at the time of such Restricted Payment:

               (1) no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof,

               (2) immediately after giving effect thereto on a pro forma basis, the Company could incur at least $1.00 of additional Indebtedness under the clause (a) of the covenant "Limitation on Incurrence of Indebtedness", and

               (3) such Restricted Payment (the value of any such payment, if other than cash, being determined in good faith by the Board of Directors and evidenced by a resolution set forth in an Officers' Certificate delivered to the Trustee), together with the aggregate of all other Restricted Payments made after the Closing Date (including Restricted Payments permitted by clause (i) of clause (b) of the covenant "Limitation on Restricted Payments" and excluding Restricted Payments permitted by the other clauses therein), is less than the sum of (A) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first quarter commencing immediately prior to the Closing Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, 100% of such deficit), plus (B) 100% of the aggregate net cash proceeds (or of the net cash proceeds received upon the conversion of non-cash proceeds into cash) received by the Company from the issuance or sale, other than to a Subsidiary, of Equity Interests of the Company (other than Disqualified Stock) after the Closing Date and on or prior to the time of such Restricted Payment, plus (C) 100% of the aggregate net cash proceeds (or of the net cash proceeds received upon the conversion of non-cash proceeds into cash) received by the Company from the issuance or sale, other than to a Subsidiary, of any Disqualified Stock or debt security of the Company that has been converted or exchanged into Equity Interests of the Company (other than Disqualified Stock) pursuant to the terms thereof after the Closing Date and on or prior to the time of such Restricted Payment (including any additional net cash proceeds not included in clause (B) above received by the Company upon such conversion or exchange), plus (D) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (1) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (2) the initial amount of such Restricted Investment, plus (E) in the event that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary, the lesser of (1) an amount equal to the fair market value of the Company's Investment in such Restricted Subsidiary (as determined by a Board of Directors resolution delivered to the Trustee) and
     (2) the amount of Restricted Investments previously made by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary, plus (F) as of any date of determination, an amount equal to 50% of the excess of (1) the aggregate Excess Cash Flow for each day on which an Excess Cash Flow Offer was made prior to such date of determination over (2) the aggregate purchase price for all Notes (exclusive of interest) tendered and purchased and the aggregate amount of Indebtedness prepaid under the Term Loan Credit Facility prior to such date of determination pursuant to an Excess Cash Flow Offer, plus (G) as of any date of determination, an amount equal to 50% of the excess of (1) 50% of the amount by which Excess

     Cash Flow exceeds $5.0 million for each day on which an Additional Excess Cash Flow Offer was made prior to such date of determination over (2) the aggregate purchase price for all Term B Notes (exclusive of interest) tendered and purchased and the aggregate amount of Indebtedness prepaid under the Term Loan Credit Facility prior to such date of determination pursuant to an Additional Excess Cash Flow Offer minus (H) the amount of any expenditures in respect of fixed or capital assets ("Capital Expenditures") made by the Company or any of its Restricted Subsidiaries
     (i) in respect of all assets other than new constructed or acquired cafeterias (and fixtures related thereto) in excess of $8.0 million during any fiscal year and (ii) in respect of newly constructed or acquired cafeterias (and fixtures related thereto) in excess of $6.0 million during any fiscal year.

     (b) The provisions of clause (a) above shall not prohibit:

          (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would not have been prohibited by the provisions of the Indenture,

          (ii) the redemption, purchase, retirement or other acquisition of any Equity Interests of the Company or Indebtedness of the Company or any Restricted Subsidiary solely in exchange for Equity Interests of the Company (other than Disqualified Stock),

          (iii) the redemption, repurchase or payoff of any Indebtedness with proceeds of any Refinancing Indebtedness permitted to be incurred pursuant to the provisions of clause (ix) of the covenant "Limitation on Incurrence of Indebtedness", or

          (iv) Permitted Affiliate Transactions.

     (c) Not later than the date of making each Restricted Payment (other than Restricted Payments contemplated by clauses (ii), (iii) and (iv) of clause (b) of this covenant), the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted, and setting forth the basis upon which the calculations were computed, which calculations may be based upon the Company's latest available financial statements.

  Limitations on Restrictions on Subsidiary Dividends

     The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted
Subsidiary:

          (a) to (1) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (A) on such Restricted Subsidiary's Capital Stock or (B) with respect to any other interest or participation in, or measured by, such Restricted Subsidiary's profits or
     (2) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries,

          (b) to make loans or advances to the Company or any of its Restricted Subsidiaries,

          (c) to transfer any of its assets to the Company or any of its Restricted Subsidiaries, or

          (d) to grant Liens to secure the Obligations, the obligations under the Senior Credit Facility and the obligations under the Term Loan Credit Facility,

          except for such encumbrances or restrictions existing under or by reason of:

             (i) the Senior Credit Facility, as in effect on the Closing Date, or any refinancings, amendments, modifications or supplements thereof containing dividend or other payment restrictions that are not materially more restrictive, taken as a whole, than those contained in the Senior Credit Facility on the Closing Date,

             (ii) the Indenture, the Security Documents, the Notes and the Term Loan Credit Facility,

             (iii) applicable law,

             (iv) restrictions with respect to a Subsidiary that was not a Subsidiary on the Closing Date in existence at the time such Person becomes a Subsidiary (but not created as a result of or in anticipation of such Person becoming a Subsidiary); provided, however, that such restrictions are not applicable to any other Person or the properties or assets of any other Person,

             (v) customary non-assignment and net worth provisions of any contract or lease entered into in the ordinary course of business,

             (vi) customary restrictions on the transfer of assets subject to a Lien permitted under the Indenture imposed by the holder of such Lien,

             (vii) restrictions imposed by any agreement to sell assets or Capital Stock to any Person pending the closing of such sale,

             (viii) negative pledges contained in capital leases or to secure purchase money obligations, provided that such negative pledges do not extend to other property not the subject of such capital lease or purchase money obligation, and

             (ix) Refinancing Indebtedness (including Indebtedness refinancing Acquired Debt), provided that such restrictions contained in any agreement governing such Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in any agreements governing the Indebtedness being Refinanced.

  Limitation on Transactions with Affiliates

     The Company shall not, and shall not permit any of the Restricted Subsidiaries to, directly or indirectly, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), except for (i) Affiliate Transactions, which together with all Affiliate Transactions that are part of a common plan, have an aggregate value of not more than $1.0 million, provided that such transactions are conducted in good faith and on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time on an arm's length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary,
(ii) Affiliate Transactions, which together with all Affiliate Transactions that are part of a common plan, have an aggregate value of not more than $2.5 million, provided that a majority of the disinterested members of the Board of Directors of the Company determine that such transactions are conducted in good faith and on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary, (iii) Affiliate Transactions for which the Company delivers to the Trustee an opinion as to the fairness to the Company or such Restricted Subsidiary from a financial point of view, issued by an investment banking firm of national standing and (iv) Permitted Affiliate Transactions and other Restricted Payments permitted by the provisions described in the covenant "Limitation on Restricted Payments".

  Limitation on Sale and Issuance of Subsidiary Stock

     The Company shall not sell, and shall not permit any of its Restricted Subsidiaries to issue or sell, any shares of Capital Stock of any Restricted Subsidiary (other than directors' qualifying shares) to any Person other than the Company or a Wholly Owned Subsidiary; provided, however, that this provision shall not prohibit the sale of all of the Capital Stock of any Restricted Subsidiary owned by the Company or its Restricted Subsidiaries if the Net Proceeds from such Asset Sale are used in accordance with the provisions of the covenant "Limitation on Asset Sales".

  Maintenance of Insurance and Properties

     The Company shall, and shall cause each of its Restricted Subsidiaries to, maintain their properties and assets in normal working order and condition as on the Closing Date (reasonable wear and tear excepted) and make all necessary repairs, renewals, replacements, additions, betterments and improvements thereto, as shall be reasonably necessary for the proper conduct of the business of the Company and its Restricted Subsidiaries taken as a whole; provided, however, that nothing herein shall prevent the Company or any of its Restricted Subsidiaries from discontinuing any maintenance of any such properties if such discontinuance is desirable in the conduct of the business of the Company and its Restricted Subsidiaries taken as a whole. The Company shall, and shall cause each of its Restricted Subsidiaries to, maintain liability, casualty and other insurance (including self-insurance consistent with prior practice) with responsible insurance companies in such amounts and against such risks as is in accordance with customary industry practice in the general areas in which the Company and its Restricted Subsidiaries operate.

  Limitations on Capital Expenditures

     The Company will not make any Capital Expenditures if, after giving effect thereto, the aggregate of all such Capital Expenditures (i) in respect of all assets other than new constructed or acquired cafeterias (and fixtures related thereto) would exceed $8.0 million during any fiscal year and (ii) in respect of newly constructed or acquired cafeterias (and fixtures related thereto) would exceed $6.0 million during any fiscal year; provided that each of the Company and its Restricted Subsidiaries may make Capital Expenditures in excess of the foregoing amounts to the extent that it could make a Restricted Payment in an amount equal to such Capital Expenditures under the covenant "Limitation on Restricted Payments".

  Lines of Business

     The Company shall not, and shall not permit any Restricted Subsidiary to, engage in any type of business other than the restaurant business conducted by the Company on the Closing Date.

  Hedging Activities

     The Company shall not, and shall not permit any Restricted Subsidiary to, enter into any derivative, futures or other similar agreement or instrument except in the ordinary course of business to hedge actual or expected fluctuations in prices or interest rates.

  Limitations on Mergers

     (a) The Company shall not consolidate or merge with or into (whether or not the Company is the surviving corporation), or transfer all or substantially all of its properties or assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries) in one or more related transactions to, any other Person unless:

          (i) the Company is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such transfer has been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia,

          (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such transfer has been made assumes all the Obligations of the Company, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Notes, the Indenture, the Security Documents and the Registration Rights Agreement,

          (iii) immediately before and after such transaction, no Default or Event of Default exists, and

          (iv) the Company, or any Person formed by or surviving any such consolidation or merger, or to which such transfer has been made, (A) has a Consolidated Net Worth (immediately after the transaction but prior to any purchase accounting adjustments resulting from the transaction) not less than 100% of the Consolidated Net Worth of the Company immediately preceding the transaction and (B) shall be permitted, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, to incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the covenant "Limitation on Incurrence of Indebtedness".

     (b) No Guarantor may consolidate or merge with or into (whether or not such Guarantor is the surviving corporation), any other Person (except the Company or another Guarantor) unless:

          (i) the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) assumes all the Obligations of such Guarantor, pursuant to a supplemental indenture substantially in the form attached to the Indenture,

          (ii) immediately before and after such transaction, no Default or Event of Default exists, and

          (iii) the Company (A) has a Consolidated Net Worth (immediately after the transaction but prior to any purchase accounting adjustments resulting from the transaction) not less than 100% of the Consolidated Net Worth of the Company immediately preceding the transaction and (B) shall be permitted, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, to incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the covenant "Limitation on Incurrence of Indebtedness".

     The Company shall deliver to the Trustee prior to the consummation of any proposed transaction an Officers' Certificate to the foregoing effect, an Opinion of Counsel, stating all conditions precedent to the proposed transaction provided for in the Indenture have been complied with and a written statement from a firm of independent public accountants of established national reputation reasonably satisfactory to the Trustee stating that the proposed transaction complies with clause (iv) of clause (a) and clause (iii) of clause (b).

  Limitation on Impairment of Lien; Further Assurances

     Neither the Company nor any of its Subsidiaries will take or omit to take any action which action or omission would have the result of adversely affecting or impairing the Lien in favor of the Collateral Agent (or the Trustee, if applicable), under the Security Documents or the priority thereof; and neither the Company nor any of its Subsidiaries shall grant to any Person, or suffer any Person (other than the Company and its Restricted Subsidiaries) to have (other than to the Collateral Agent, the lenders under the Senior Credit Facility, the Term Loan Credit Facility, the Trustee and the Holders) any interest whatsoever in the Collateral other than Permitted Liens. Neither the Company nor any of its Subsidiaries will enter into any agreement or instrument that by its terms requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness, other than as contemplated by the Intercreditor Agreement, the Indenture and the Security Documents.

     The Company shall, and shall cause each Guarantor to, at their sole cost and expense, execute and deliver all such agreements and instruments as the Collateral Agent, the Trustee or the Requisite Creditors shall reasonably request to more fully or accurately describe the property intended to be Collateral or the obligations intended to be secured by the Security Documents. The Company shall, and shall cause each Guarantor to, at their sole cost and expense, file any such notice filings or other agreements or instruments as may be reasonably necessary or desirable under applicable law to perfect the Liens created by the Security Documents at such times and at such places as the Collateral Agent, the Trustee or the Requisite Creditors may reasonably request.

  Future Guarantors

     From and after the Closing Date, the Company shall cause each of its Subsidiaries which is or becomes a Restricted Subsidiary (other than a Restricted Subsidiary which is not formed under the laws
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the United States or any state thereof) to issue a Guarantee of the Obligations for the benefit of the Holders pursuant to a supplemental indenture and deliver an Opinion of Counsel to the effect that such supplemental indenture represents the legal, valid, binding and enforceable obligation of such Restricted Subsidiary.

  Additional Collateral

     From and after the Closing Date, the Company shall, and shall cause each Restricted Subsidiary to, grant to the Collateral Agent, subject only to Permitted Liens, a first priority Lien on all property to the extent that the Senior Credit Facility requires the creation of a Lien, such Lien to secure the obligations under the Senior Credit Facility, the Term Loan Credit Facility and the Notes on an equal basis, subject to the terms of the Intercreditor Agreement. Without limitation of the foregoing, from and after the Closing Date, the Company shall, and shall cause each Restricted Subsidiary to, grant to the Collateral Agent to secure the obligations under the Senior Credit Facility, the Term Loan Credit Facility and the Notes on an equal basis, subject to the terms of the Intercreditor Agreement, to Permitted Liens and the other terms of the Indenture, to the extent not already granted by the existing Security Documents, a first priority Lien on all immovable or real property and related fixtures thereafter acquired by the Company or any Restricted Subsidiary, and a first priority Lien on all leasehold estates (other than leases for floor space within a mall) and related fixtures thereafter acquired by the Company or any Restricted Subsidiary to the extent permitted by the terms of the instrument creating such leasehold estate (and if not permitted by the terms of such instrument, the Company shall use reasonable commercial efforts, or cause its Restricted Subsidiary to use reasonably commercial efforts, to obtain a consent from the landlord to grant such mortgage) and to waive or subordinate its landlord Lien (whether granted by the instrument creating the leasehold estate or by applicable law). Without limitation of the foregoing, from and after the Closing Date, in the event the Company or any Restricted Subsidiary begins to operate in a state or territory of the United States in which a financing statement perfecting the Liens created by the Security Documents is then not perfected, the Company shall, and shall cause such Restricted Subsidiary to, execute, file and forward to the Trustee or the Collateral Agent a copy of such filed financing statement. The Company shall deliver, or cause to be delivered, to the Collateral Agent and the Trustee, one or more Opinions of Counsel to the effect that such Security Documents create legal, valid, binding and enforceable obligations of the Company or Restricted Subsidiary party thereto and that all such action and filings necessary to take such Liens have been taken.

  Reports

     Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company shall furnish to the Trustee and deliver or cause to be delivered to the Holders, (i) all quarterly and annual financial information that would be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such forms, including for each a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's independent certified public accountants; and (ii) all reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

  Limitation on Asset Sales

     In addition to any restrictions imposed with respect to the sale of assets constituting Collateral, the Company shall not, and shall not permit any Restricted Subsidiary to, make any Asset Sale unless:

          (i) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Board of Directors as evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets subject to such Asset Sale,

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          (ii) at least 80% of the consideration for such Asset Sale is in the form of cash, Cash Equivalents or liabilities of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any Guarantee of the Notes) that are assumed by the transferee of such assets (provided, that following such Asset Sale there is no further recourse to the Company and its Restricted Subsidiaries with respect to such liabilities), and

          (iii) within 12 months (subject to the second proviso of clause (c) below) of such Asset Sale, the Net Proceeds thereof are (a) in the case of any Asset Sale for Net Proceeds of less than $10 million, invested in assets related to the business of the Company or its Restricted Subsidiaries, or (b) used to repay, purchase or otherwise acquire Indebtedness under the Senior Credit Facility, which repayment is accompanied by a permanent reduction in the commitments of the lenders thereunder, or other Indebtedness or liabilities (including, without limitation, the Notes) having a Lien on the property subject of such Asset Sale (but only if and to the extent such Lien was a Permitted Lien), or (c) to the extent not used as provided in clause (a) or (b), applied to make an offer to purchase Notes and prepay Indebtedness outstanding under the Term Loan Credit Facility as described below (an "Excess Proceeds Offer"); provided, however, that if the amount of Net Proceeds from any Asset Sale not invested or used pursuant to clause (a) or (b) above is less than $5.0 million, the Company shall not be required to make an offer pursuant to clause (c) until the aggregate amount of Excess Proceeds from all Asset Sales exceeds $5.0 million and provided further that if the amount of Net Proceeds from any Asset Sale is equal to or greater than $10 million and to the extent such Net Proceeds have not been used pursuant to clause (b) above, the Company shall make such Excess Proceeds Offer within 30 days after the receipt of such Net Proceeds. Pending the final application of any such Net Proceeds, the Company or any Restricted Subsidiary may temporarily reduce Indebtedness under the Senior Credit Facility or temporarily invest such Net Proceeds in Cash Equivalents.

     For the purposes of this covenant, securities received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 90 days shall be considered cash.

     The amount of Net Proceeds not invested, used or applied as set forth in the preceding clauses (a) and (b) constitutes "Excess Proceeds." If the Company elects, or becomes obligated, to make an Excess Proceeds Offer, the Company shall offer to purchase Notes and prepay Indebtedness outstanding under the Term Loan Credit Facility having an aggregate principal amount equal to the Excess Proceeds (the "Purchase Amount"), at 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the purchase or prepayment date. The Company must commence such Excess Proceeds Offer not later than 30 days after the expiration of the 12-month period following the Asset Sale that produced Excess Proceeds (unless earlier required pursuant to the second proviso of clause (c) above). Each Excess Proceeds Offer shall remain open for a period of 20 Business Days and no longer, unless a longer period is required by law. If the aggregate purchase price for the Notes tendered pursuant to the Excess Proceeds Offer and the principal amount of Indebtedness under the Term Loan Credit Facility prepaid is less than the Excess Proceeds, the Company and its Restricted Subsidiaries may use the remaining Excess Proceeds for general corporate purposes not prohibited by the terms of the Indenture.

     The Purchase Amount may be reduced by the principal amount of Notes acquired by the Company through purchase or redemption and the principal amount of Indebtedness under the Term Loan Credit Facility prepaid (other than pursuant to a Change of Control Offer, an Excess Cash Flow Offer or an Additional Excess Cash Flow Offer) subsequent to the date of the Asset Sale and surrendered to the Trustee for cancellation.

     Each Excess Proceeds Offer shall be conducted in compliance with all applicable laws, including without limitation, Regulation 14E of the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, the Company shall comply with the applicable securities laws

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

and regulations and shall not be deemed to have breached its obligations under this covenant by virtue thereof.

     If an Excess Proceeds Offer is required by the terms of the Indenture, the Company shall commence such offer by mailing to the Trustee and each Holder, at such Holder's last registered address, a notice, which shall govern the terms of the Excess Proceeds Offer and shall state:

          (1) that the Excess Proceeds Offer is being made pursuant to this covenant "Limitation on Asset Sales", the principal amount of Notes which shall be accepted for payment and the principal amount of Indebtedness under the Term Loan Credit Facility to be prepaid and that all Notes validly tendered together with the principal amount of Indebtedness under the Term Loan Credit Facility for which the holders thereof have requested prepayment shall be accepted for payment on a pro rata basis (unless some other method is required by law);

          (2) the purchase price and the date of purchase (the "Excess Proceeds Payment Date");

          (3) that any Notes not tendered or accepted for payment pursuant to the Excess Proceeds Offer shall continue to accrue interest;

          (4) that, unless the Company defaults in the payment of the Purchase Amount with respect to any Notes tendered, Notes accepted for payment pursuant to the Excess Proceeds Offer shall cease to accrue interest after the Excess Proceeds Payment Date;

          (5) that Holders electing to have Notes purchased pursuant to an Excess Proceeds Offer shall be required to surrender their Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Company prior to the close of business on the third Business Day immediately preceding the Excess Proceeds Payment Date;

          (6) that Holders shall be entitled to withdraw their election if the Company receives, not later than the close of business on the second Business Day preceding the Excess Proceeds Payment Date, a telegram, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased;

          (7) that if the aggregate purchase price of the Notes tendered pursuant to the Excess Proceeds Offer and the principal amount of Indebtedness under the Term Loan Credit Facility to be prepaid is less than the Excess Proceeds, the Company may use the remaining Excess Proceeds for general corporate purposes not prohibited by the terms of the Indenture;

          (8) that Holders whose Notes are purchased only in part shall be issued Notes representing the unpurchased portion of the Notes surrendered, provided that each Note purchased and each new Note issued shall be in principal amount of $1,000 or whole multiples thereof; and

          (9) the instructions that Holders must follow in order to tender their Notes.

     On or before the Excess Proceeds Payment Date, the Company shall (i) accept for payment, on a pro rata basis to the extent necessary (unless some other method is required by law), the Notes or portions thereof tendered and prepay a pro rata portion of the Indebtedness then outstanding under the Term Loan Credit Facility for which the holders thereof have requested prepayment, in each case, pursuant to the Excess Proceeds Offer, (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted and pay to the holders of the Indebtedness then outstanding under the Term Loan Credit Facility the pro rata portion of Excess Proceeds Offer required to be applied to prepay such Indebtedness and (iii) deliver to the Trustee the Notes so accepted, together with an Officers' Certificate stating that the Notes or portions thereof tendered to the Company are accepted for payment and specifying that the principal amount of the Indebtedness under the Term Loan Credit Facility then required to be prepaid has been so prepaid. The Paying Agent shall promptly mail to each Holder of Notes so accepted payment in an amount equal to the purchase price of such Notes plus accrued and unpaid interest, and the Company shall issue new Notes, and the Trustee shall promptly

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

authenticate and mail such new Notes to such Holders, in a principal amount equal to the unpurchased portion of the Note surrendered. Upon completion of an Excess Proceeds Offer, the amount of Excess Proceeds shall be reset to zero.

     The Company shall make a public announcement of the results of the Excess Proceeds Offer as soon as practicable after the Excess Proceeds Payment Date. For the purposes of this covenant, the Trustee shall act as the Paying Agent.

  Change of Control

     Upon the occurrence of a Change of Control, the Company shall notify the Trustee in writing thereof and shall make an offer to purchase all of the Notes then outstanding as described below (the "Change of Control Offer") at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (the "Change of Control Payment").

     The Change of Control Offer shall be made in compliance with all applicable laws, including without limitation, Regulation 14E of the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this covenant by virtue thereof.

     Within 30 days following any Change of Control, the Company shall commence the Change of Control Offer by mailing to the Trustee and each Holder a notice, which shall govern the terms of the Change of Control Offer, and shall state that:

          (i) the Change of Control Offer is being made pursuant to this covenant and that all Notes tendered will be accepted for payment,

          (ii) the purchase price and the purchase date, which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"),

          (iii) that any Note not tendered for payment pursuant to the Change of Control Offer shall continue to accrue interest,

          (iv) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on the Change of Control Payment Date,

          (v) that any Holder electing to have Notes purchased pursuant to a Change of Control Offer shall be required to surrender such Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date,

          (vi) that any Holder shall be entitled to withdraw such election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes such Holder delivered for purchase, and a statement that such Holder is withdrawing his election to have such Notes purchased,

          (vii) that a Holder whose Notes are being purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof,

          (viii) the instructions that Holders must follow in order to tender their Notes, and

          (ix) the circumstances and relevant facts regarding such Change of Control.

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     On the Change of Control Payment Date, the Company shall, to the extent lawful, (i) accept for payment the Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and not withdrawn, and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating that the Notes or portions thereof tendered to the Company are accepted for payment. The Paying Agent shall promptly mail to each Holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Trustee shall authenticate and mail to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any, provided, that each such new Note will be in principal amount of $1,000 or an integral multiple thereof.

     The Company shall make a public announcement of the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. For the purposes of this covenant, the Trustee shall act as the Paying Agent.

     Except as described above with respect to a Change of Control, the Indenture will not contain provisions that permit the Holders to require that the Company purchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

     There can be no assurance that sufficient funds will be available at the time of any Change of Control to make required repurchases.

  Excess Cash Flow Offer

     On the last Business Day of September of each year, commencing September 28, 2001, the Company shall calculate its Excess Cash Flow for the most recently ended fiscal year, certify to the Trustee in writing the calculations to compute such Excess Cash Flow, and if the Company has Excess Cash Flow of at least $2.5 million, it will make an offer (an "Excess Cash Flow Offer") to purchase Notes and prepay Indebtedness outstanding under the Term Loan Credit Facility at 101% of the aggregate principal amount thereof, plus accrued interest, if any, to the date of purchase; provided that the amount required to be paid by the Company to repurchase such Notes (exclusive of interest) and prepay Indebtedness outstanding under the Term Loan Credit Facility will be limited to the lesser of
(a) $5.0 million and (b) an amount equal to such Excess Cash Flow and provided further that, after satisfying its obligations under "--Additional Excess Cash Flow Offer" as described below, the Company may, but shall have no obligation to, offer to purchase additional Notes and make additional prepayments of the Indebtedness outstanding under the Term Loan Credit Facility also at 101% of the aggregate principal amount thereof, plus accrued interest, if any, up to the entire amount of the Excess Cash Flow (if greater than $5.0 million). The Company must commence its Excess Cash Flow Offer not later than the date on which it delivers to the Trustee the certificate computing the Excess Cash Flow. If the aggregate purchase price for the Notes (exclusive of interest) tendered pursuant to such Excess Cash Flow Offer and the principal amount of Indebtedness under the Term Loan Credit Facility to be prepaid is less than the Excess Cash Flow, then the Company and its Restricted Subsidiaries may use the remaining Excess Cash Flow, after making any required payments pursuant to an Additional Excess Cash Flow Offer, for general corporate purposes not prohibited by the terms of the Indenture.

     Each Excess Cash Flow Offer shall remain open for a period of 20 Business Days and no longer, unless a longer period is required by law (the "Excess Cash Flow Offer Period"). Promptly after the termination of the Excess Cash Flow Period (the "Excess Cash Flow Payment Date"), the Company shall purchase and mail or deliver payment for the Notes or portions thereof tendered and the principal amount of Indebtedness under the Term Loan Credit Facility to be prepaid, pro rata or by such other method as may be required by law. The principal amount of Notes required to be purchased and the principal amount of Indebtedness under the Term Loan Credit Facility to be prepaid pursuant to an Excess Cash Flow Offer may be reduced by the principal amount of Notes acquired by the Company through purchase or redemption and the principal amount of Indebtedness under the Term Loan Credit Facility prepaid (other than pursuant to a Change of Control Offer, an Excess Proceeds Offer or an Additional Excess

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Cash Flow Offer) subsequent to the end of the fiscal year preceding such Excess
Cash Flow Offer and prior to the Excess Cash Flow Payment Date and surrendered to the Trustee for cancellation.

     If an Excess Cash Flow Offer is required by the terms of the Indenture, the Company shall commence such offer by mailing to the Trustee and each Holder, at such Holder's last registered address, a notice, which shall govern the terms of the Excess Cash Flow Offer and shall state:

          (1) that the Excess Cash Flow Offer is being made pursuant to this covenant "Excess Cash Flow Offer", the principal amount of Notes which shall be accepted for payment and the principal amount of Indebtedness under the Term Loan Credit Facility to be prepaid and that all Notes validly tendered together with the principal amount of Indebtedness under the Term Loan Credit Facility for which the holders thereof has requested prepayment shall be accepted for payment on a pro rata basis (or by such other method as may be required by law);

          (2) the purchase price and the date of purchase;

          (3) that any Notes not tendered or accepted for payment pursuant to the Excess Cash Flow Offer shall continue to accrue interest;

          (4) that, unless the Company defaults in the payment of the purchase price with respect to any Notes tendered, Notes accepted for payment pursuant to the Excess Cash Flow Offer shall cease to accrue interest after the Excess Cash Flow Payment Date;

          (5) that Holders electing to have Notes purchased pursuant to an Excess Cash Flow Offer shall be required to surrender their Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Company prior to the close of business on the third Business Day immediately preceding the Excess Cash Flow Payment Date;

          (6) that Holders shall be entitled to withdraw their election if the Company receives, not later than the close of business on the second Business Day preceding the Excess Cash Flow Payment Date, a telegram, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased;

          (7) that if the aggregate purchase price for the Notes (exclusive of interest) tendered pursuant to the Excess Cash Flow Offer and the principal amount of Indebtedness under the Term Loan Credit Facility to be prepaid is less than the Excess Cash Flow, the Company and its Restricted Subsidiaries may use the remaining Excess Cash Flow for general corporate purposes not prohibited by the terms of the Indenture;

          (8) that Holders whose Notes are purchased only in part shall be issued Notes representing the unpurchased portion of the Notes surrendered, provided that each Note purchased and each new Note issued shall be in principal amount of $1,000 or whole multiples thereof; and

          (9) the instructions that Holders must follow in order to tender their Notes.

     On or before the Excess Cash Flow Payment Date, the Company shall (i) accept for payment, on a pro rata basis to the extent necessary (unless some other method is required by law), the Notes or portions thereof tendered and prepay a pro rata portion of the Indebtedness then outstanding under the Term Loan Credit Facility for which the holders thereof have requested prepayment, in each case pursuant to the Excess Cash Flow Offer, (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted and pay to the holders of the Indebtedness then outstanding under the Term Loan Credit Facility the pro rata portion of Excess Proceeds Offer required to be applied to prepay such Indebtedness and (iii) deliver to the Trustee the Notes so accepted, together with an Officers' Certificate stating that the Notes or portions thereof tendered to the Company are accepted for payment and specifying that the principal amount of the Indebtedness under the Term Loan Credit Facility then required to be prepaid has been so prepaid. The Paying Agent shall promptly mail to each Holder of Notes so accepted payment in an amount equal to the purchase price of such Notes,

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including accrued and unpaid interest, and the Company shall issue new Notes, and the Trustee shall promptly authenticate and mail such new Notes to such Holders, in a principal amount equal to the unpurchased portion of the Note surrendered.

     The Company shall make a public announcement of the results of the Excess Cash Flow Offer as soon as practicable after the Excess Cash Flow Payment Date. For the purposes of this covenant, the Trustee shall act as the Paying Agent.

     Each Excess Cash Flow Offer shall be conducted in compliance with all applicable laws, including without limitation, Regulation 14E of the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this covenant by virtue thereof.

  Additional Excess Cash Flow Offer

     If the Company has Excess Cash Flow of greater than $5.0 million, it will make an offer (an "Additional Excess Cash Flow Offer") to purchase Term B Notes and prepay Indebtedness outstanding under the Term Loan Credit Facility at 101% of the aggregate principal amount thereof, plus accrued interest, if any, to the date of purchase provided that the amount required to be paid by the Company to repurchase such Notes and prepay Indebtedness outstanding under the Term Loan Credit Facility (exclusive of interest) will be limited to 50% of the amount by which the Excess Cash Flow exceeds $5.0 million. The Company must commence its Additional Excess Cash Flow Offer within three Business Days of the commencement of the latest Excess Cash Flow Offer. If the aggregate purchase price for the Term B Notes (exclusive of interest) tendered pursuant to such Additional Excess Cash Flow Offer and the principal amount of Indebtedness under the Term Loan Credit Facility to be prepaid is less than the Excess Cash Flow, then the Company and its Restricted Subsidiaries may use the remaining Excess Cash Flow for general corporate purposes not prohibited by the terms of the Indenture.

     Each Additional Excess Cash Flow Offer shall remain open for a period of 20 Business Days and no longer, unless a longer period is required by law (the "Additional Excess Cash Flow Offer Period"). Promptly after the termination of the Additional Excess Cash Flow Period (the "Additional Excess Cash Flow Payment Date"), the Company shall purchase and mail or deliver payment for the Term B Notes or portions thereof tendered and the principal amount of Indebtedness under the Term Loan Credit Facility to be prepaid, pro rata or by such other method as may be required by law. The principal amount of Term B Notes required to be purchased and the principal amount of Indebtedness under the Term Loan Credit Facility to be prepaid pursuant to an Additional Excess Cash Flow Offer may be reduced by the principal amount of Term B Notes acquired by the Company through purchase or redemption and the principal amount of Indebtedness under the Term Loan Credit Facility prepaid (other than pursuant to a Change of Control Offer, Excess Proceeds Offer or Excess Cash Flow Offer) subsequent to the end of the fiscal year preceding such Additional Excess Cash Flow Offer and prior to the Additional Excess Cash Flow Payment Date and surrendered to the Trustee for cancellation.

     If an Additional Excess Cash Flow Offer is required by the terms of the Indenture, the Company shall commence such offer by mailing to the Trustee and each Holder, at such Holder's last registered address, a notice, which shall govern the terms of the Additional Excess Cash Flow Offer and shall state:

          (1) that the Additional Excess Cash Flow Offer is being made pursuant to this covenant "Additional Excess Cash Flow Offer", the principal amount of Term B Notes which shall be accepted for payment and the principal amount of Indebtedness under the Term Loan Credit Facility to be prepaid and that all Notes validly tendered together with the principal amount of Indebtedness under the Term Loan Credit Facility for which the holders thereof have requested prepayment shall be accepted for payment on a pro rata basis (or by such other method as may be required by law);

          (2) the purchase price and the date of purchase;

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

          (3) that any Notes not tendered or accepted for payment pursuant to the Additional Excess Cash Flow Offer shall continue to accrue interest;

          (4) that, unless the Company defaults in the payment of the purchase price with respect to any Term B Notes tendered, Term B Notes accepted for payment pursuant to the Additional Excess Cash Flow Offer shall cease to accrue interest after the Additional Excess Cash Flow Payment Date;

          (5) that Holders electing to have Term B Notes purchased pursuant to an Additional Excess Cash Flow Offer shall be required to surrender their Term B Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Term B Note completed, to the Company prior to the close of business on the third Business Day immediately preceding the Additional Excess Cash Flow Payment Date;

          (6) that Holders shall be entitled to withdraw their election if the Company receives, not later than the close of business on the second Business Day preceding the Additional Excess Cash Flow Payment Date, a telegram, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Term B Notes the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Term B Notes purchased;

          (7) that if the aggregate purchase price for the Term B Notes (exclusive of interest) tendered pursuant to the Additional Excess Cash Flow Offer and the principal amount of Indebtedness under the Term Loan Credit Facility to be repaid is less than Excess Cash Flow, the Company may use the remaining Additional Excess Cash Flow for general corporate purposes not prohibited by the terms of the Indenture;

          (8) that Holders whose Term B Notes are purchased only in part shall be issued, on a pro rata basis to the extent necessary (unless some other method is required by law) Term B Notes representing the unpurchased portion of the Term B Notes surrendered, provided that each Term B Note purchased and each new Term B Note issued shall be in principal amount of $1,000 or whole multiples thereof; and

          (9) the instructions that Holders must follow in order to tender their Term B Notes.

     On or before the Additional Excess Cash Flow Payment Date, the Company shall (i) accept for payment, on a pro rata basis to the extent necessary (unless some other method is required by law) the Term B Notes or portions thereof tendered and prepay a pro rata portion of the Indebtedness then outstanding under the Term Loan Credit Facility for which the holders thereof have requested prepayments, in each case pursuant to the Additional Excess Cash Flow Offer, (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Term B Notes or portions thereof so accepted and pay to the holders of the Indebtedness then outstanding under the Term Loan Credit Facility the pro rata portion of Excess Proceeds Offer required to be applied to prepay such Indebtedness and (iii) deliver to the Trustee the Term B Notes so accepted, together with an Officers' Certificate stating that the Term B Notes or portions thereof tendered to the Company are accepted for payment and specifying that the principal amount of the Indebtedness under the Term Loan Credit Facility then required to be prepaid has been so prepaid. The Paying Agent shall promptly mail to each Holder of Term B Notes so accepted payment in an amount equal to the purchase price of such Term B Notes, including accrued and unpaid interest, and the Company shall issue new Term B Notes, and the Trustee shall promptly authenticate and mail such new Term B Notes to such Holders, in a principal amount equal to the unpurchased portion of the Term B Note surrendered.

     The Company shall make a public announcement of the results of the Additional Excess Cash Flow Offer as soon as practicable after the Additional Excess Cash Flow Payment Date. For the purposes of this covenant, the Trustee shall act as the Paying Agent.

     Each Additional Excess Cash Flow Offer shall be conducted in compliance with all applicable laws, including without limitation, Regulation 14E of the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this covenant by virtue thereof.

  Change of Fiscal Year End

     The Company shall not change its fiscal year end from June 30.

DEFAULTS

     An Event of Default is defined in the Indenture with respect to either the Senior Secured Notes or the Term B Notes as (i) a default in the payment of interest on any Note of such issue when the same becomes due and payable and the Default continues for a period of 30 days, (ii) a default in the payment of the principal (or premium, if any) on any Note of such issue when the same becomes due and payable at maturity, upon redemption, by acceleration, in connection with an Excess Proceeds Offer, a Change of Control Offer, an Excess Cash Flow Offer, an Additional Excess Cash Flow Offer in the case of the Term B Notes or otherwise; (iii) the failure by the Company or any Guarantor to perform or comply with its obligations under the covenants "Limitation on Incurrence of Indebtedness", "Limitation on Mergers" and "Limitation on Restricted Payments";
(iv) the failure by the Company or any Guarantor to perform or comply with any of its other agreements, obligations or covenants in, or provisions of, the Notes of such issue, the Indenture or any Security Document and the Default continues for 30 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the then outstanding Notes of such issue, such notice to state that it is a "Notice of Default"; (v) default occurs under (after giving effect to any waivers, amendments, applicable grace periods or any extension of any maturity date) any agreement or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by the Company or any Restricted Subsidiary (or the payment of which is Guaranteed by the Company or any Restricted Subsidiary), whether such Indebtedness or Guarantee now exists or is created after the Closing Date, if (a) either (i) such default results from the failure to pay principal on such Indebtedness or
(ii) as a result of such default the maturity of such Indebtedness has been accelerated, and (b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness with respect to which such a payment default (after the expiration of any applicable grace period or any extension of the maturity date) has occurred, or the maturity of which has been so accelerated, exceeds $5.0 million in the aggregate; (vi) a final non-appealable judgment or judgments for the payment of money (other than judgments as to which a reputable insurance company has accepted full liability, subject only to customary deductibles) is or are entered by a court or courts of competent jurisdiction against the Company or any Restricted Subsidiary and such judgment or judgments remain undischarged, unbonded or unstayed for a period of 60 days after entry, provided that the aggregate of all such judgments exceeds $5.0 million; (vii) written assertion is made by the Company or any of the Guarantors, of the unenforceability of their obligations under the Indenture, the Security Documents, the Notes, or the Guarantees to which they are a party; and (viii) certain events of bankruptcy, insolvency or reorganization of the Company or any Material Subsidiary (the "Bankruptcy Provisions").

     The Company shall, upon becoming aware that a Default or Event of Default has occurred, deliver to the Trustee a statement specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

     If an Event of Default (other than an Event of Default specified in any Bankruptcy Provision) occurs and is continuing with respect to either issue of Notes, the Trustee by written notice to the Company, or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes of each issue affected by written notice to the Company and the Trustee, may declare the unpaid principal of and any accrued interest on all the Notes of such issue to be due and payable. Upon such declaration, the principal and interest shall be due and payable immediately. If an Event of Default specified in any of the Bankruptcy Provisions with respect to the Company occurs, all outstanding Notes of both issues shall immediately become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

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

     At any time after a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the Notes outstanding of such issue, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest (including any interest accrued subsequent to an Event of Default specified in the Bankruptcy Provisions) on all Notes of such issue, (iii) the principal of and premium, if any, on any Notes of such issue that have become due otherwise than by such declaration or occurrence of acceleration and interest thereon at the rate borne by the Notes of such issue, and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes of such issue; (b) all Events of Default, other than the non-payment of principal of and interest on the Notes of such issue that have become due solely by such declaration or occurrence of acceleration, have been cured or waived; and (c) the rescission would not conflict with any judgment, order or decree of any court of competent jurisdiction.

     Subject to the terms of the Intercreditor Agreement, if an Event of Default occurs and is continuing with respect to either issue of Notes, the Trustee may pursue any available remedy (under the Indenture or otherwise) to collect the payment of principal or interest on the Notes of the applicable issue to enforce the performance of any provision of the Notes, the Indenture or the Security Documents.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next succeeding paragraph, the Indenture and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding of each issue affected thereby (including consents obtained in connection with a tender offer or exchange offer for Notes of such issue), and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes of either issue may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes of each issue affected thereby (including consents obtained in connection with a tender offer or exchange offer for Notes of such issue), provided, however, that Defaults described under clauses (i) and (ii) of "-- Defaults" may only be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes of the issue affected.

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes of either issue held by a non-consenting Holder) (i) reduce the principal amount of Notes of such issue whose Holders must consent to an amendment, supplement or waiver; (ii) reduce the principal of, or the premium on, or change the fixed maturity of any Note of an issue, alter the provisions with respect to the redemption of the Notes of such issue in a manner adverse to the Holders, or alter the price at which repurchases of the Notes of such issue may be made pursuant to an Excess Proceeds Offer, Change of Control Offer, an Excess Cash Flow Offer or, in the case of the Term B Notes, an Additional Excess Cash Flow Offer; (iii) reduce the rate of or change the time for payment of interest on any Note of such issue; (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes of such issue; (v) make any Note of such issue payable in money other than that stated in such Notes; (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or interest on the Notes of such issue; (vii) waive a purchase payment with respect to any Note of such issue; (viii) adversely affect the contractual ranking of the Notes of such issue or Guarantees of such Notes; or
(ix) make any change in the foregoing amendment and waiver provisions.

     Amendments, modifications, supplements, waivers, consents and approvals of or in connection with the Intercreditor Agreement and the Pledge and Collateral Account Agreement may be effectuated only upon the written consent of the Majority Holders, the Majority Term Loan Lenders and the Majority Lenders, provided that the unanimous written consent of the Holders, the lenders under the Term Loan Credit Facility and the lenders under the Senior Credit Facility will be required to amend the payment priority provisions of the Intercreditor Agreement.
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

     Amendments, modifications, supplements, waivers, consents and approvals of or in connection with the Security Documents may be effectuated only upon the written consent of the Majority Lenders; provided that no Security Document may be amended if the effect thereof would be (A) to secure additional Indebtedness (other than additional Notes issued as described under "-- Principal, Maturity and Interest" above) or any other obligations, (B) to change the priority of or subordinate the Liens created thereby, (C) to modify any material remedy provided for therein, or (D) to provide that any obligations and liabilities of the Company or any of the Guarantors under the Indenture, the Senior Credit Facility, the Term Loan Credit Facility, the Security Documents, the Notes or the Guarantees of the Notes are not equally and ratably secured thereby.

     Notwithstanding the foregoing, without the consent of the Holders, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders or any Guarantor's obligation under its Guarantee of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder, to add any Guarantor, to release any Guarantee of the Notes permitted to be released under the terms of the Indenture, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the TIA.

POSSESSION, USE AND RELEASE OF COLLATERAL

     Unless an Event of Default under the Indenture, the Senior Credit Facility or the Term Loan Credit Facility shall have occurred and be continuing, the Company and the Restricted Subsidiaries will have the right to remain in possession and retain exclusive control of the Collateral securing the Notes (other than any cash, securities, obligations and Cash Equivalents constituting part of the Collateral and deposited with the Collateral Agent in the Collateral Account and other than as set forth in the Security Documents), to freely operate the Collateral and to collect, invest and dispose of any income thereon.

  Release of Collateral

     Upon compliance by the Company with the conditions set forth below in respect of any Asset Disposition to any Person involving Collateral (including the disposition of all of the Capital Stock of a Guarantor), to the extent permitted under the Senior Credit Facility, the Collateral Agent will release the Released Interests (as defined below) from the Lien of the Indenture, the Senior Credit Agreement, the Term Loan Credit Facility and the Security Documents and reconvey the Released Interests to the Company or such other Person as the Company may direct in writing. The Company will have the right to obtain a release of items of Collateral subject to any Asset Disposition or owned by a Guarantor all of the Capital Stock which is subject of an Asset Disposition (the "Released Interests") upon compliance with the condition that the Company deliver to the Collateral Agent the following with respect to those Asset Dispositions of Collateral that constitute Asset Sales:

          (1) a notice from the Company requesting the release of Released
     Interests:

             (A) describing the proposed Released Interests,

             (B) specifying the value of such Released Interests on a date within 60 days of the Company notice (the "Valuation Date"),

             (C) stating that the purchase price or other property to be received in consideration for such Released Interests is at least equal to the fair market value of the Released Interests,

             (D) stating that the release of such Released Interests will not interfere with the Collateral Agent's ability to materially realize the value of the remaining Collateral and will not materially impair the maintenance and operation of the remaining Collateral,

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

             (E) confirming the Asset Disposition of, or an agreement to enter into an Asset Disposition for, such Released Interests in a bona fide transaction to a Person that is not an Affiliate of the Company or, in the event that such Asset Disposition is to a Person that is an Affiliate, confirming that such Asset Disposition is made in compliance with the provisions set forth in " -- Certain Covenants -- Limitation on Transactions with Affiliates," the Term Loan Credit Facility and the Senior Credit Facility, to the extent applicable, and

             (F) in the event there is to be a substitution of property for the Collateral subject to the Asset Disposition, specifying the property intended to be substituted for the Collateral to be disposed of;

          (2) an Officers' Certificate stating that:

             (A) such Asset Disposition complies with the terms and conditions of the Indenture with respect to Asset Sales and Restricted Payments and, to the extent applicable, the Senior Credit Facility and the Term Loan Credit Facility,

             (B) all Net Proceeds from such Asset Disposition will be applied pursuant to the provisions of the Indenture and, to the extent applicable, the Senior Credit Facility and the Term Loan Credit Facility,

             (C) there is no Event of Default under the Indenture, the Term Loan Credit Facility or the Senior Credit Facility in effect or continuing on the date thereof or the date of such Asset Disposition,

             (D) the release of the Collateral will not result in an Event of Default under the Indenture, the Term Loan Credit Facility or the Senior Credit Facility, and

             (E) upon the delivery of such Officers' Certificate, all conditions precedent in the Indenture, the Term Loan Credit Facility and, to the extent applicable, the Senior Credit Facility, relating to the release in question will have been complied with; and

          (3) all other documentation required by the TIA, if any, prior to the release of Collateral by the Trustee and, in the event there is to be a contemporaneous substitution of property for the Collateral subject to the Asset Disposition, all documentation necessary to effect the substitution of such new Collateral.

     Notwithstanding the provisions of "-- Release of Collateral" above, so long as no Event of Default under the Indenture, the Term Loan Credit Facility or the Senior Credit Facility shall have occurred and be continuing, the Company may engage in any number of ordinary course activities in respect of the Collateral, in limited dollar amounts specified by the TIA, upon satisfaction of certain conditions. For example, among other things, subject to such dollar limitations and conditions, the Company would be permitted to:

          (1) sell or otherwise dispose of any property subject to the Lien of the Indenture, the Term Loan Credit Facility, the Senior Credit Facility and the Security Documents, in the ordinary course or which may have become worn out or obsolete,

          (2) abandon, terminate, cancel, release or make alterations in or substitutions of any leases or contracts subject to the Lien of the Indenture, the Term Loan Credit Facility, the Senior Credit Facility or any of the Security Documents,

          (3) surrender or modify any franchise, license or permit subject to the Lien of the Indenture, the Term Loan Credit Facility, the Senior Credit Facility or any of the Security Documents which it may own or under which it may be operating,

          (4) alter, repair, replace, change the location or position of and add to its structures, machinery, systems, equipment, fixtures and appurtenances,

          (5) demolish, dismantle, tear down or scrap any Collateral or abandon any thereof, and
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

          (6) grant leases or sub-leases in respect of real property to the extent any of the preceding does not constitute an Asset Disposition.

     Under the Intercreditor Agreement, and to the extent permitted under the Senior Credit Facility, the Collateral Agent will be authorized, upon the request of the Company and without any further consent or direction from the Trustee or the Holders, to release any Collateral that is (or will become) subject to certain Permitted Liens described in the Indenture.

  Deposit, Use and Release of Trust Moneys

     The Net Proceeds from any Asset Disposition involving Collateral shall be deposited into a securities account maintained by the Collateral Agent at its corporate trust offices or at any securities intermediary selected by the Collateral Agent having a combined capital and surplus of at least $250.0 million and having a long-term debt rating of at least "A3" by Moody's Investors Service, Inc. and at least "A-" by Standard & Poor's Ratings Services styled the "Piccadilly Cafeterias Collateral Account" (such account being the "Collateral Account") which shall be under the exclusive dominion and control of the Collateral Agent. All amounts on deposit in the Collateral Account shall be treated as financial assets and cash funds on deposit in the Collateral Account may be invested at the direction of the Company in Cash Equivalents; provided, however, in no event shall the Company have the right to withdraw funds or assets from the Collateral Account except in compliance with the terms of the Intercreditor Agreement and the Pledge and Collateral Account Agreement and all assets credited to the Collateral Account shall be subject to a Lien in favor of the Collateral Agent.

     Any such funds will be released to the Company by its delivering to the Collateral Agent and the Trustee an Officers' Certificate stating that:

          (1) no Event of Default under the Indenture, the Term Loan Credit Facility or Senior Credit Facility has occurred and is continuing as of the date of the proposed release;

          (2) (A) if such Trust Moneys represent Net Proceeds in respect of an Asset Sale, that such funds will be applied in accordance with the covenant "Limitation on Asset Sales" above and the provisions of the Term Loan Credit Facility and Senior Credit Facility, or (B) if such Trust Moneys do not represent Net Proceeds in respect of an Asset Sale, that such amounts will be utilized in connection with the business of the Company and its Restricted Subsidiaries in compliance with the terms of the Indenture; and

          (3) all other conditions precedent in the Indenture, the Term Loan Credit Facility and the Senior Credit Facility relating to the release in question have been complied with; and

          (4) all documentation required by the TIA, if any, prior to the release of such Trust Moneys by the Collateral Agent has been delivered to the Collateral Agent and the Trustee.

     Notwithstanding the preceding, but subject to the terms of the Intercreditor Agreement, if the maturity of the Notes has been accelerated, which acceleration has not been rescinded as permitted by the Indenture, the Collateral Agent shall apply the Trust Moneys credited to the Collateral Account in accordance with the Intercreditor Agreement to the extent of such Trust Moneys.

DEFEASANCE AND DISCHARGE OF THE INDENTURE AND THE NOTES

     The Indenture provides that the Company (i) will be discharged from any and all obligations in respect of the Notes of both issues, other than the obligation to register the transfer of or exchange Notes and certain other administrative obligations, or (ii) will be released from compliance with the restrictive covenants and certain Events of Default, upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations that will provide money in an amount sufficient in the opinion of a nationally recognized accounting firm to pay the principal of and premium, if any, and each installment of interest, if any, on the due dates thereof on the Notes of both issues. Such trust may only be established if, among other things (i) the Company has delivered to the Trustee an opinion of independent counsel to

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

the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; (ii) no Default or Event of Default shall have occurred or be continuing; and (iii) certain other customary conditions precedent are satisfied. All Liens in the Collateral and any Guarantees of the Notes will be released in the event of a discharge or release described in this paragraph.

     The Company may satisfy and discharge its Obligations under the Indenture to Holders by delivering to the Trustee for cancellation all outstanding Notes of both issues or by depositing with the Trustee or the Paying Agent, if applicable, after the Notes have become due and payable, cash sufficient to pay all amounts due under all of the outstanding Notes of both issues and paying all other sums payable under the Indenture by the Company. If the Company has so deposited such cash, the Guarantors will be discharged from their Obligations under their Guarantees of the Notes and the Indenture.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed. The registered holder of a Note will be treated as the owner of it for all purposes.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, that if the Trustee acquires any conflicting interest and a Default occurs it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign. The Intercreditor Agreement will contain similar provisions with respect to the Collateral Agent.

     The Holders of a majority in principal amount of the then outstanding Notes of either issue will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee with respect to the Notes of such issue, subject to certain exceptions and the terms of the Intercreditor Agreement. The Indenture provides that in case an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

GOVERNING LAW

     The Indenture, the Notes, the Guarantees and the Intercreditor Agreement are governed by, and construed in accordance with, the laws of the State of New York and applicable federal laws of the United States of America, except to the extent that the laws of another jurisdiction may be mandatorily applicable to certain matters thereunder.

BOOK-ENTRY; DELIVERY AND FORM

     The Exchange Notes initially will be represented by a permanent global Note in definitive, fully registered form without interest coupons (each, a "Global Note"). The Global Notes will be deposited with the Trustee as custodian for, and registered in the name of, a nominee of DTC.

     DTC has advised the Company that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a "banking organization" within the meaning of the New York Banking Law, (iii) a member of the Federal Reserve System, (iv) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (v) a "clearing agency" registered pursuant to
Section 17A of the Exchange Act. DTC was created to hold securities for its participants (collectively, the "participants") and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers (including the Initial Purchaser), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through direct or indirect participants.

     Ownership of beneficial interests in the Global Notes will be limited to participants or Persons who hold interests through participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of Persons other than participants).

     So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture and, if applicable, those of a participant through which the Note is held.

     Payments of the principal of, premium, if any, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Holders of Term B Notes desiring to exchange their Term B Notes for Senior Secured Notes must contact their broker or other direct or indirect DTC participant to obtain information on procedures, including forms and deadlines, for submitting their requests.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     The Company expects that DTC will take any action permitted to be taken by a Holder (including the presentation of Notes for exchange as described in the next paragraph) only at the direction of one or more participants to whose account the DTC interests in the Global Note is credited and only in respect of such portion of the aggregate principal amount of any Note as to which such participant or participants has or have given such direction.

     If (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor
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

depositary is not appointed within 90 days of such notice or cessation, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture or (iii) upon the occurrence and continuance of an Event of Default DTC elects to cause the issuance of certificated Notes, then, upon surrender by DTC of the Global Notes, certificated Notes will be issued to each Person that DTC identifies as the beneficial owner of the Notes of the same issue represented by the Global Notes. Upon any such issuance, the Trustee is required to register such certificated Notes in the name of such Persons (or the nominee of any thereof) and cause the same to be delivered thereto.

ADDITIONAL INFORMATION

     Any Person who receives this Prospectus may obtain a copy of the Indenture without charge by writing to the Company at 3232 Sherwood Forest Boulevard, Baton Rouge, Louisiana 70816, (225) 293-9440.

CERTAIN DEFINITIONS

     "Acquired Debt" means Indebtedness of a Person existing at the time such Person is merged with or into the Company or a Restricted Subsidiary or becomes a Restricted Subsidiary, other than Indebtedness incurred in connection with, or in contemplation of, such Person merging with or into the Company or a Restricted Subsidiary or becoming a Restricted Subsidiary; provided, that Indebtedness of such other Person that is redeemed, defeased, retired or otherwise repaid at the time, or immediately upon consummation of the transaction by which such other Person is merged with or into the Company or a Restricted Subsidiary or becomes a Restricted Subsidiary shall not be Acquired Debt.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean
(i) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; (ii) in the case of a corporation, beneficial ownership of 10% or more of any class of Capital Stock or such Person; and (iii) in the case of an individual (A) members of such Person's immediate family (as defined in Instruction 2 of Item 404(a) of Regulation S-K under the Securities Act) and (B) trusts, any trustee or beneficiaries of which are such Person or members of such Person's immediate family.

     "Agent" means any Registrar, Paying Agent or co-registrar.

     "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions), whether or not the foregoing constitutes an "Asset Sale", and includes any disposition resulting from a casualty event or the exercise of any right of condemnation or expropriation other than a disposition of inventory in the ordinary course of business.

     "Asset Sale" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) of shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares), property or other assets, including by way of a sale/leaseback transaction (each referred to for the purposes of this definition as a "disposition"), by the Company or any of its Restricted Subsidiaries (including any disposition by means of merger, consolidation or similar transaction) in a single transaction or a series of related transactions, provided that such transaction or series of transactions (i) has a fair market value in excess of $1.0 million or (ii) results in the payment of Net Proceeds in excess of $1.0 million. Notwithstanding the foregoing, the following transactions will be deemed not to be Asset Sales: (i) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary, (ii) a disposition of property or assets, including inventory, in the ordinary course of business, (iii) for purposes of the "Limitation on Asset Sales" covenant only, a disposition that is permitted by the covenant "Limitation on Restricted Payments", (iv) the sale, lease, transfer or other disposition of all or substantially all the properties or assets of the
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

Company as permitted under the covenant "Limitation on Mergers", (v) the grant of Liens permitted by the covenant "Limitation on Liens" and (vi) sales of obsolete or worn-out equipment; provided that an exchange of assets transaction or series of related exchange of assets transactions (each an "Exchange Transaction") shall not be considered an "Asset Sale" if the assets received are related to the business of the Company or its Restricted Subsidiaries; provided that (A) in the event an Exchange Transaction involves an aggregate value in excess of $1.0 million, the terms of such Exchange Transaction shall have been approved by a majority of the disinterested members of the Board of Directors,
(B) in the event such Exchange Transaction involves an aggregate value in excess of $5.0 million, the Company shall have received a written opinion from a nationally recognized independent investment banking firm that the Company has received consideration equal to the fair market value of the assets disposed of and (C) any assets to be received shall be comparable to those being exchanged as determined in good faith by the Board of Directors.

     "Bankruptcy Law" means title 11, U.S. Code or any similar Federal, state or foreign law for the relief of debtors.

     "Board of Directors" means the board of directors or any duly constituted committee of any corporation or of a corporate general partner of a partnership and any similar body empowered to direct the affairs of any other entity.

     "Business Day" means any day other than a Legal Holiday.

     "Capital Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP, and the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

     "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, and (ii) with respect to any other Person, any and all partnership or other equity interests of such Person.

     "Cash Equivalents" means (i) securities issued by the United States of America or any agency or instrumentality thereof, (ii) time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $250,000,000 and commercial paper issued by others rated at least A-1 or the equivalent thereof by Standard & Poor's Ratings Services or at least P-1 or the equivalent thereof by Moody's Investors Service, Inc. and in each case maturing within one year after the date of acquisition, (iii) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (i) and (ii) above and (iv) repurchase obligations with Persons satisfying the criteria set forth in clause (ii) above.

     "Change of Control" means (i) the transfer (in one transaction or a series of transactions) of all or substantially all of the Company's assets to any Person or group (as such term is used in Section 13(d)(3) of the Exchange Act),
(ii) the liquidation or dissolution of the Company or the adoption of a plan by the stockholders of the Company relating to the dissolution or liquidation of the Company, (iii) the acquisition by any Person or group (as such term is used in Section 13(d)(3) of the Exchange Act), except for one or more Existing Holders, of beneficial ownership, directly or indirectly, of more than 30% of the aggregate ordinary voting power of the total outstanding Voting Stock of the Company, or (iv) during any period of two consecutive years, Continuing Directors cease for any reason to constitute a majority of the Board of Directors of the Company then still in office.

     "Closing Date" means December 21, 2000.

     "Collateral" means any assets of the Company or any of its Restricted Subsidiaries defined as "Collateral" in any of the Security Documents and assets from time to time in which a Lien exists as security for any of the Obligations.

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

     "Collateral Agent" means the administrative agent for the lenders specified as such in the Senior Credit Facility; and if the Senior Credit Facility is not in effect or if such Person has declined to act in such capacity, the Trustee.

     "Consolidated EBITDA" means, with respect to any Person (the "referent Person") for any period, Consolidated Net Income of such Person and its subsidiaries for such period, determined in accordance with GAAP, plus (to the extent such amounts are deducted in calculating Consolidated Net Income of such Person for such period, and without duplication), Consolidated Interest Expense, income tax expense, amortization, depreciation and any non-cash income or charges (including, without limitation, non-cash charges, amortization of goodwill, deferred financing fees and other intangibles, and losses or gains from discontinued operations and non-cash stock-based compensation expense).

     "Consolidated Interest Expense" means, with respect to any Person for any period, the consolidated interest expense, net of interest income, of such Person and its subsidiaries for such period, whether paid or accrued (including amortization of original issue discount, noncash interest payments and the interest component of Capital Lease Obligations but excluding amortization of deferred financing costs and debt issuance costs), to the extent such expense was deducted in computing Consolidated Net Income of such Person for such period, in each case to the extent attributable to such period and excluding items eliminated in consolidation.

     "Consolidated Net Income" means, with respect to any Person (the "referent Person") for any period, the aggregate of the Net Income of such Person and its subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided, that (i) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included in calculating the referent Person's Consolidated Net Income only to the extent of the amount of dividends or distributions paid during such period to the referent Person or a Wholly Owned Subsidiary of the referent Person, (ii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded, and (iii) the Net Income of any Subsidiary will be excluded to the extent that declarations of dividends or similar distributions by that Subsidiary of such Net Income are not at the time permitted, directly or indirectly, by operation of the terms of its organization documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its owners.

     "Consolidated Net Worth" means, with respect to any Person, the total stockholders' equity of such Person determined on a consolidated basis in accordance with GAAP, adjusted to exclude (to the extent included in calculating such equity), (i) the amount of any such stockholders' equity attributable to Disqualified Stock of such Person and its consolidated subsidiaries, (ii) all upward revaluations and other write-ups in the book value of any asset of such Person or a consolidated subsidiary of such Person subsequent to the Closing Date, and (iii) all Investments in Persons that are not consolidated Restricted Subsidiaries.

     "Continuing Directors" means (i) individuals who at the beginning of such period were directors of the Company and (ii) any director whose election by the Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by a majority of the Continuing Directors then still in office.

     "Corporate Trust Office" shall be at the address of the Trustee specified in the Indenture or such other address as the Trustee may specify by notice to the Company.

     "Default" means any event that is, or after notice or the passage of time or both would be, an Event of Default.

     "Disqualified Stock" means any Equity Interest that either by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) is or upon the happening of an event would be required to be redeemed or repurchased prior to the final stated maturity of the Notes or is redeemable at the option of the Holder thereof at any time prior to such final stated maturity; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof

(or of any security into which it is convertible or for which it is exchangeable) upon the occurrence of any of the events constituting an Asset Sale or a Change of Control shall not constitute Disqualified Stock if such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provides that the issuer thereof will not repurchase or redeem any such Capital Stock (or any such security into which it is convertible or for which it is exchangeable) pursuant to such provisions prior to compliance by the Company with the provisions of the Indenture described under the caption "Repurchase at the Option of Holders -- Change of Control" or "Limitation on Asset Sales," as the case may be.

     "DTC" means The Depository Trust Company.

     "Equity Interests" means Capital Stock or warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Excess Cash Flow" means for any fiscal year, Consolidated EBITDA for the Company and its Restricted Subsidiaries for such year, minus each of the following: (i) Consolidated Interest Expense for the Company and its Restricted Subsidiaries for such year, (ii) income tax expense for such year, and (iii) all Capital Expenditures made during such year by the Company and its Restricted Subsidiaries.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Exchange Offer" has the meaning set forth in "-- Registration Rights".

     "Exchange Notes" has the meaning set forth in "-- Registration Rights".

     "Existing Holders" means the holders of the Common Stock of the Company on the Closing Date or any of their Affiliates and or holders of at least one-third of the aggregate principal amount of the Notes then outstanding.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, and in the rules and regulations of the Commission, that are in effect on the Closing Date.

     "Global Note" has the meaning set forth in "-- Book-Entry; Delivery and Form".

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Guarantors" means all direct or indirect current and future domestic Restricted Subsidiaries.

     "Hedging Obligations" means for any Person the net obligations in respect of termination payments owing (or which would be owed assuming a hypothetical termination as of any date of determination) under any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to fix the interest rate on any variable rate Indebtedness otherwise permitted by the Indenture.

     "Holder" means a Person in whose name a Note is registered.

     "Indebtedness" of any Person means (without duplication) (1) all liabilities and obligations, contingent or otherwise, of such Person (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) evidenced by bonds, debentures, notes or other similar instruments, (iii) representing the deferred purchase price of property or services (other than liabilities incurred in the ordinary course of business which are not more than 90 days past due),
(iv) created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) as lessee in respect of Capital Lease Obligations, (vi) under bankers' acceptance and letter of credit facilities, (vii) to purchase, redeem, retire, defease or otherwise acquire for value any Disqualified
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

Stock, or (viii) in respect of Hedging Obligations, (2) all liabilities and obligations of others of the type described in clause (1) above that are Guaranteed by such Person, and (3) all liabilities and obligations of others of the type described in clause (1) above that are secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person; provided, that the amount of such Indebtedness shall (to the extent such Person has not assumed or become liable for the payment of such Indebtedness in full) be the lesser of (x) the fair market value of such property at the time of determination and (y) the amount of such Indebtedness. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     "Indenture" means the Indenture as amended or supplemented from time to time.

     "Initial Purchaser" means Jefferies & Company, Inc.

     "Intercreditor Agreement" means the intercreditor agreement among Hibernia National Bank, as agent for the lenders under the Senior Credit Facility and the Term Loan Credit Facility, the Trustee, the Collateral Agent and certain other parties thereto, dated the Closing Date, as the same may be amended, supplemented or modified from time to time.

     "Interest Coverage Ratio" means, for any period, the ratio of (i) Consolidated EBITDA of the Company for such period less Capital Expenditures made by the Company and its Restricted Subsidiaries during such period, to (ii) Consolidated Interest Expense of the Company for such period. In calculating the Interest Coverage Ratio for any period, pro forma effect shall be given to: (a) the incurrence, assumption, Guarantee, repayment, repurchase, redemption or retirement by the Company or any of its Subsidiaries of any Indebtedness subsequent to the commencement of the period for which the Interest Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation is being made, as if the same had occurred at the beginning of the applicable period; and (b) the occurrence of any Asset Disposition during such period by reducing Consolidated EBITDA for such period by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets sold and by reducing Consolidated Interest Expense by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness assumed by third parties or repaid with the proceeds of such Asset Sale, in each case as if the same had occurred at the beginning of the applicable period. For purposes of calculating both Consolidated EBITDA and Consolidated Interest Expense, acquisitions that have been made by the Company or any of its Restricted Subsidiaries subsequent to the commencement of such period but on or prior to the date on which the event for which the calculation is being made shall be given effect on a pro forma basis, assuming that all such acquisitions had occurred on the first day of such period. Without limiting the foregoing, the financial information of the Company with respect to any portion of such four fiscal quarters that falls before the Closing Date shall be adjusted to give pro forma effect to the issuance of the Notes and the application of the proceeds therefrom as if such transactions had occurred at the beginning of such four fiscal quarters.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of loans, Guarantees, advances or capital contributions (excluding (i) commission, travel and similar advances to officers and employees of such Person made in the ordinary course of business and (ii) bona fide accounts receivable arising from the sale of goods or services in the ordinary course of business consistent with past practice), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, and any other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

     "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed.

     "Leverage Ratio" means, as of any date of determination, the ratio of (i) all Indebtedness and Disqualified Stock of the Company and its Restricted Subsidiaries outstanding on such date (and including without duplication all Indebtedness or Disqualified Stock, if any, being incurred on such date) to (ii) (A) Consolidated EBITDA of the Company and its Restricted Subsidiaries for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date of determination (determined on a pro forma basis, including a pro forma application of the net proceeds therefrom), as if such Indebtedness had been acquired or such Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period, (B) minus all Capital Expenditures of the Company and its Restricted Subsidiaries during such four-quarter period. In calculating the Leverage Ratio for any period, pro forma effect shall be given to: (a) the incurrence, assumption, Guarantee, repayment, repurchase, redemption or retirement by the Company or any of its Subsidiaries of any Indebtedness or Disqualified Stock subsequent to the commencement of the period for which the Leverage Ratio is being calculated but on or prior to the date on which the event for which the calculation is being made, as if the same had occurred at the beginning of the applicable period; and (b) the occurrence of any Asset Disposition during such period by reducing Consolidated EBITDA for such period by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets sold and by reducing Consolidated Interest Expense by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness assumed by third parties or repaid with the proceeds of such Asset Sale, in each case as if the same had occurred at the beginning of the applicable period. For purposes of calculating both Consolidated EBITDA and Consolidated Interest Expense, acquisitions that have been made by the Company or any of its Restricted Subsidiaries subsequent to the commencement of such period but on or prior to the date on which the event for which the calculation is being made shall be given effect on a pro forma basis, assuming that all such acquisitions had occurred on the first day of such period. Without limiting the foregoing, the financial information of the Company with respect to any portion of such four fiscal quarters that falls before the Closing Date shall be adjusted to give pro forma effect to the issuance of the Notes and the application of the proceeds therefrom as if such transactions had occurred at the beginning of such four fiscal quarters.

     "Lien" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Majority Holders" means Holders having 50% or more of the outstanding principal amount of the Notes.

     "Majority Lenders" has the meaning provided under the Intercreditor Agreement.

     "Majority Term Loan Lenders" has the meaning provided under the Intercreditor Agreement.

     "Material Subsidiary" means any Subsidiary (a) that is a "Significant Subsidiary" of the Company as defined in Rule 1-02 of Regulation S-X promulgated by the Commission or (b) is otherwise material to the business of the Company.

     "Mortgages" means those certain first priority mortgages and deeds of trust, each with assignments of leases and rents and including fixture filings, dated as of various dates prior to the Closing Date, as, in each case, amended as of the Closing Date, made by the Company and the Guarantors in favor of the Collateral Agent to secure the Notes and the obligations of the Company under the Senior Credit Facility and the Term Loan Credit Facility.

     "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person for such period, determined in accordance with GAAP, excluding any gain (or loss), together with any related provision for taxes on such gain (but not loss), realized in connection with any Asset Sales, and excluding any extraordinary gain (or loss), together with any related provision for taxes on such gain (but not loss).

     "Net Proceeds" means the aggregate proceeds received in the form of cash or Cash Equivalents in respect of any Asset Sale or Asset Disposition (including payments in respect of deferred payment obligations when received), net of (i) the reasonable and customary direct out-of-pocket costs relating to such Asset Sale or Asset Disposition (including, without limitation, legal, accounting and investment banking fees and sales commissions), other than any such costs payable to an Affiliate of the Company,
(ii) taxes actually payable directly as a result of such Asset Sale or Asset Disposition (after taking into account any available tax credits or deductions and any tax sharing arrangements), (iii) amounts required to be applied to the permanent repayment of Indebtedness in connection with such Asset Sale or Asset Disposition, and (iv) appropriate amounts provided as a reserve by the Company or any Restricted Subsidiary, in accordance with GAAP, or any amount while placed in escrow, against any liabilities associated with such Asset Sale or Asset Disposition and retained by the Company or such Restricted Subsidiary, as the case may be, after such Asset Sale or Asset Disposition, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations arising from such Asset Sale or Asset Disposition.

     "Notes" means the Company's Senior Secured Notes due 2007 and its Term B Notes due 2007, in each case as authenticated and issued under the Indenture and the Exchange Notes.

     "Obligations" means any principal, interest, premium, penalties, fees, indemnifications, reimbursements, damages and other obligations and liabilities of the Company or any of the Guarantors under the Indenture, the Security Documents, the Notes or the Guarantees of the Notes.

     "Officers" means the Chairman of the Board, the President, the Chief Financial Officer, Chief Operating Officer, the Treasurer, any Assistant Treasurer, Controller, Secretary, any Assistant Secretary or any Vice President of the Company.

     "Officers' Certificate" means a certificate signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company.

     "Opinion of Counsel" means an opinion from legal counsel who is reasonably acceptable to the Trustee. Such counsel may be an employee of or counsel to the Company, any Subsidiary of the Company or the Trustee.

     "Permitted Affiliate Transactions" means (i) employment agreements, stock options or other incentive plans existing on the Closing Date or thereafter entered into by the Company or any Restricted Subsidiary in the ordinary course of business with the approval of a majority of the disinterested members of the Company's Board of Directors; (ii) transactions between or among the Company and/or its Wholly Owned Subsidiaries; or (iii) reasonable and customary fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary as determined in good faith by a majority of the disinterested directors of the Company's Board of Directors.

     "Permitted Investments" means (i) Investments in the Company, any Guarantor or any Wholly Owned Subsidiary (including without limitation, Guarantees of Indebtedness of any such Person), (ii) Investments in Cash Equivalents, (iii) Investments in a Person, if as a result of such Investment (a) such Person becomes a Wholly Owned Subsidiary, or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its properties or assets to, or is liquidated into, the Company or a Restricted Subsidiary; provided that such merger, consolidation or amalgamation is permitted under the covenant "Limitations on Mergers", (iv) Hedging Obligations,
(v) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers, (vi) Investments as a result of consideration received in connection with an Asset Sale made in compliance with the covenant "Limitation on Asset Sales" or a disposition of assets that does not constitute an Asset Sale, (vii) accounts receivable owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms,
(viii) payroll, travel and similar advances in the ordinary course of business,
(ix) loans or advances to employees made in the ordinary course of business, (x) Guarantees permitted to be

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

made pursuant to the covenant "Limitation on Incurrence of Indebtedness" and
(xi) Investments existing on the Closing Date.

     "Permitted Liens" means (i) Liens in favor of the Company and/or its Restricted Subsidiaries other than with respect to intercompany Indebtedness,
(ii) Liens on property of a Person existing at the time such Person is acquired by, merged into or consolidated with the Company or any Restricted Subsidiary, provided, that such Liens were not created in contemplation of such acquisition and do not extend to assets other than those subject to such Liens immediately prior to such acquisition, (iii) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary, provided, that such Liens were not created in contemplation of such acquisition and do not extend to assets other than those subject to such Liens immediately prior to such acquisition, (iv) Liens in respect of Hedging Obligations incurred in the ordinary course of business, provided that the aggregate amount of Hedging Obligations which may be secured shall not exceed $1.0 million, (v) Liens incurred in the ordinary course of business to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations (exclusive of obligations constituting Indebtedness) of a like nature including, without limitation, cash retainages, (vi) Liens existing or created on the Closing Date, (vii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested or remedied in good faith by appropriate proceedings promptly instituted and diligently concluded, provided, that any reserve or other appropriate provision as may be required in conformity with GAAP has been made therefor, (viii) Liens arising by reason of any judgment, decree or order of any court with respect to which the Company or any of its Restricted Subsidiaries is then in good faith prosecuting an appeal or other proceedings for review, the existence of which judgment, order or decree is not an Event of Default under the Indenture, (ix) encumbrances consisting of zoning restrictions, survey exceptions, utility easements, licenses, rights of way, easements of ingress or egress over property of the Company or any of its Restricted Subsidiaries, rights or restrictions of record on the use of real property, minor defects in title, landlord's and lessor's liens under leases on property located on the premises rented, mechanics' liens, warehouseman's liens, supplier's liens, repairman's liens, vendors' liens, contractor's liens and similar encumbrances, rights or restrictions on personal or real property, in each case not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries, (x) Liens incidental to the conduct of business or the ownership of properties incurred in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, bids, and government contracts and leases and subleases, (xi) Purchase Money Liens or an operating lease permitted to be incurred under the Indenture; provided, that such Liens do not extend to any other property or asset of the Company or a Restricted Subsidiary, (xii) any extension, renewal, or replacement (or successive extensions, renewals or replacements), in whole or in part, of Liens described in clauses (i) through (xi) above and (xiii) Liens in addition to the foregoing, which in the aggregate, are secured by assets with a fair market value not in excess of $100,000 at any time.

     "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof, or any other entity.

     "Pledge and Collateral Account Agreement" means that certain Pledge and Collateral Account Agreement among the Company, the Collateral Agent, as securities entitlement holder, and Hibernia National Bank, as securities intermediary, as the same may be amended, modified or replaced from time to time.

     "Purchase Money Liens" means Liens to secure or securing Purchase Money Obligations permitted to be incurred under the Indenture provided that such Liens extend only to the properties or assets the purchase, lease or improvement of which was financed with the Purchase Money Obligations secured thereby (other than associated accounts, contracts and insurance proceeds).

     "Purchase Money Obligations" means Indebtedness (including Capital Lease Obligations) incurred to finance the purchase, lease or improvement of property (real or personal), equipment or other assets.

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     "Qualified Capital Stock" means, with respect to any Person, Capital Stock of such Person other than Disqualified Stock.

     "Qualified Equity Offering" means (i) an underwritten primary public offering of Qualified Capital Stock of the Company pursuant to an effective registration statement under the Securities Act or (ii) a private offering of Qualified Capital Stock other than issuances of common stock pursuant to employee benefit plans or as compensation to employees.

     "Registration Rights Agreement" means the Registration Rights Agreement, dated as of the Closing Date, by and between the Company and the Initial Purchaser as such agreement may be amended, modified or supplemented from time to time.

     "Responsible Officer" when used with respect to the Trustee, means any officer within the corporate trust department of the Trustee located at the Corporate Trust Office (or any successor group of the Trustee) or any other officer of the Trustee customarily performing functions similar to those performed by any of the designated officers, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

     "Required Creditors" has the meaning provided in the Intercreditor
Agreement.

     "Restricted Investment" means any Investment other than a Permitted Investment.

     "Restricted Subsidiary" means a Subsidiary other than an Unrestricted Subsidiary.

     "Rule 144A" means Rule 144A under the Securities Act, as such Rule may be amended from time to time, or under any similar rule or regulation hereafter adopted by the Commission.

     "SEC" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the Indenture such Commission is not existing and performing the duties now assigned to it under the TIA, then the body performing such duties at such time.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Security Agreements" means each and every security agreement, now or hereafter given by the Company or any Guarantor in favor of the Collateral Agent or the Trustee to secure the Obligations, as the same may be amended, modified, supplemented or replaced from time to time.

     "Security Documents" means, collectively, the Mortgages, the Security Agreements, the Pledge and Securities Account Agreement, the Intercreditor Agreement and any other document, instrument or agreement executed or delivered by the Company or any Guarantor from time to time pursuant to which the Company or any such Guarantor shall grant a Lien on any of their respective properties, assets or revenues to secure payment of the Obligations under the Indenture and under the Notes or relating to intercreditor matters.

     "Senior Credit Facility" means that certain Amended and Restated Credit Agreement, dated as of the Closing Date, among the Company, the lenders named therein and Hibernia National Bank, the administrative agent for such lenders, as the same may be amended, modified, renewed, refunded, replaced or refinanced from time to time, including (i) any related notes, letters of credit, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, extended, modified, renewed, refunded, replaced, refinanced, restated or restructured from time to time; and
(ii) any notes, guarantees, collateral documents, instruments and agreements executed in connection with such amendment, extension, modification, renewal, refunding, replacement, refinancing, restatement or restructuring.

     The term "subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Voting Stock thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof and (ii) any partnership in which such Person or any

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

of its subsidiaries is a general partner. As used herein, any reference to "Subsidiary" means any subsidiary of the Company.

     "Term Loan Credit Facility" means the Term Loan Credit Agreement, dated as of the Closing Date, among the Company, the lenders named therein and Hibernia National Bank, the administrative agent for such lenders, as the same may be amended, modified, renewed, refunded, replaced or refinanced from time to time.

     "TIA" means the Trust Indenture Act of 1939 (15 U.S.C. sec.sec.
77aaa -- 77bbbb), as amended, as in effect on the Closing Date until such time as the Indenture is qualified under the TIA, and thereafter as in effect on the date on which the Indenture is qualified under the TIA.

     The term "transfer" means any direct or indirect sale, assignment, transfer, lease, conveyance, or other disposition (or series of related sales, leases, transfers or dispositions) (including, without limitation, by way of merger or consolidation).

     "Triggering Event" means:

          (a) The occurrence and continuance of any insolvency or bankruptcy event constituting an Event of Default under the Senior Credit Facility, the Term Loan Credit Facility or the Indenture; or

          (b) The Collateral Agent shall have received from either the agent under the Senior Credit Facility, or the Term Loan Credit Facility or the Required Creditors, as appropriate, written advice, (i) that an event of default under the Senior Credit Facility has occurred and is continuing and
     (ii) that the unpaid principal amount of outstanding advances and all interest accrued and unpaid thereon have been declared to be then due and payable; or

          (c) The Collateral Agent shall have received from the Trustee or the Required Creditors, as appropriate, written advice (i) that an Event of Default under the Indenture or the Term Loan Credit Facility has occurred and is continuing and (ii) that the unpaid principal amount of the Notes of either issue or the Indebtedness incurred under the Term Loan Credit Facility and all interest accrued and unpaid thereon have been declared to be then due and payable.

     "Unrestricted Subsidiary" means any Subsidiary that has been designated by the Company (by written notice to the Trustee as provided below) as an Unrestricted Subsidiary; provided, that a Subsidiary may not be designated as an "Unrestricted Subsidiary" unless (i) such Subsidiary does not own any Capital Stock of, or own or hold any Lien on any property of, the Company or any Restricted Subsidiary (other than such Subsidiary), (ii) neither immediately prior thereto nor after giving pro forma effect to such designation, would there exist a Default or Event of Default, (iii) immediately after giving effect to such designation on a pro forma basis, the Company could incur at least $1.00 of Indebtedness pursuant to the covenant "Limitation on Incurrence of Indebtedness" and (iv) the creditors of such Subsidiary have no direct or indirect recourse (including, without limitation, recourse with respect to the payment of principal or interest on Indebtedness of such Subsidiary) to the assets of the Company or of a Restricted Subsidiary (other than such Subsidiary). The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if (a) no Default or Event of Default is existing or will occur as a consequence thereof and (b) immediately after giving effect to such designation, on a pro forma basis, the Company could incur at least $1.00 of Indebtedness pursuant to the covenant "Limitation on Incurrence of Indebtedness". Each such designation shall be evidenced by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions. The Company shall be deemed to make an Investment in each Subsidiary designated as an "Unrestricted Subsidiary" immediately following such designation in an amount equal to the Investment in such Subsidiary and its subsidiaries immediately prior to such designation; provided, that if such Subsidiary is subsequently redesignated as a Restricted Subsidiary, the amount of such Investment shall be deemed to be reduced (but not below zero) by the fair market value of the net consolidated assets of such Subsidiary on the date of such redesignation.

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

     "U.S. Government Obligations" means direct obligations of the United States of America, or any agency or instrumentality thereof for the payment of which the full faith and credit of the United States of America is pledged.

     "Voting Stock" means, with respect to any Person, (i) one or more classes of the Capital Stock of such Person having general voting power to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time Capital Stock of any other class or classes have or might have voting power by reason of the happening of any contingency), and (ii) any Capital Stock of such Person convertible or exchangeable without restriction at the option of the holder thereof into Capital Stock of such Person described in clause (i) above.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years (rounded to the nearest one-twelfth) obtained by dividing (i) the then outstanding principal amount of such Indebtedness into
(ii) the total of the products obtained by multiplying (x) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (y) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

     "Wholly Owned Subsidiary" means a Restricted Subsidiary to the extent (a) all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned directly or indirectly by the Company or (b) such Restricted Subsidiary is organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction to be partially owned by the government of such foreign jurisdiction or individual or corporate citizen of such foreign jurisdiction in order for such Restricted Subsidiary to transact business in such foreign jurisdiction, provided that the Company, directly or indirectly, owns the remaining Capital Stock or ownership interests in such Restricted Subsidiary and, by contract or otherwise, controls the management and business of such Restricted Subsidiary and derives the economic benefits of ownership of such Subsidiary to substantially the same extent as if such Subsidiary were a wholly owned Restricted Subsidiary.

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

                              REGISTRATION RIGHTS

     The Company and the Initial Purchaser entered into a Registration Rights Agreement concurrently with the issuance of the Old Notes. Pursuant to the Registration Rights Agreement, the Company agreed with the Initial Purchaser, for the benefit of the Holders to use its best efforts, at its cost, to file and cause to become effective a registration statement under the Securities Act with respect to registered offers to exchange each issue of the Old Notes for a new issue of notes of the Company with terms identical to such issue of Old Notes (except that the Exchange Notes will not bear legends restricting the transfer thereof). The Company also agreed that upon such registration statement being declared effective by the SEC, it would offer the Exchange Notes in return for surrender of the Notes, such offer would remain open for not less than 20 Business Days after the date notice of the Exchange Offer is mailed to Holders. For each Note surrendered to the Company under the Exchange Offer, the Holder will receive an Exchange Note of equal principal amount. Interest on each Exchange Note shall accrue from the last interest payment date on which interest was paid on the Notes so surrendered or, if no interest has been paid on such Notes, from the Closing Date. In the event that applicable interpretations of the staff of the SEC do not permit the Company to effect the Exchange Offer, or under certain other circumstances, the Company shall, at its cost, use its best efforts to cause to become effective a shelf registration statement (the "Notes Shelf Registration Statement") with respect to resales of the Notes and to keep such registration statement effective until two years after the Closing Date. The Company shall, in the event of such a shelf registration, provide to each Holder copies of the prospectus, notify each Holder when the Notes Shelf Registration Statement has become effective and take certain other actions as are required to permit resales of the Notes. A Holder that sells its Notes pursuant to the Notes Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a Holder (including certain indemnification obligations).

     If (1) the Notes Shelf Registration Statement has not been filed within 60 days after an obligation to file such registration statement arises, (2) a Notes Shelf Registration Statement has not been declared effective by the Commission within 120 days after an obligation to file such Notes Shelf Registration Statement arises, (3) the Exchange Offer is not consummated within 180 days after the Closing Date or (4) any required Exchange Offer Registration Statement or Notes Shelf Registration Statement is filed and declared effective but shall thereafter cease to be effective or fail to be useable for its intended purpose without being succeeded immediately by a post-effective amendment to such registration statement that cures such failure and that is itself declared effective on or prior to the date required for effectiveness (each such event referred to in clauses (1)-(4), a "Notes Registration Default"), then, from and after the occurrence of such Notes Registration Default, the annual interest rate borne by the Notes of each issue for any period during the continuance of a Notes Registration Default will increase by 0.5% per annum over the rate in effect at the time of the Notes Registration Default; provided, however, that if a Notes Registration Default has occurred and continues for 180 days, then from and after that date, the annual interest rate borne by the Notes of each issue for any such period during the continuance of such Notes Registration Default will increase by an additional 0.5% per annum (for a total of 1.0% per annum) over the rate in effect at the time of the Notes Registration Default.

     If the Company effects the Exchange Offer, the Company will be entitled to close the Exchange Offer 20 Business Days after the commencement thereof, provided, however, that it has accepted all Notes theretofore validly surrendered in accordance with the terms of the Exchange Offer. Old Notes not tendered in the Exchange Offer, together with any Exchange Notes will be treated as a single class of securities under the Indenture. However, any Old Notes not tendered in the Exchange Offer will remain subject to the transfer restrictions contained in the Old Notes and the Indenture.

CONDITIONS TO INCLUSION OF NOTES IN A SHELF REGISTRATION STATEMENT

     The Company may require, as a condition to including a holder's Notes in the Notes Shelf Registration Statement, that such holder furnish to the Company a written agreement to the effect that
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

such holder agrees to comply with and be bound by the provisions of the Registration Rights Agreement. In that regard, each holder of Notes registered under the Notes Shelf Registration Statement will be deemed to have agreed that, upon receipt of notice from the Company of the occurrence of any event that makes any statement in the prospectus that is a part of the Notes Shelf Registration Statement (or, in the case of participating broker/dealers, the prospectus that is a part of the Exchange Offer Registration Statement) untrue in any material respect or that requires the making of any changes in such prospectus in order to make the statements therein not misleading or of certain other events specified in the Registration Rights Agreement, such holder (or participating broker/dealers, as the case may be) will suspend the sale of Notes pursuant to such prospectus until the Company has amended or supplemented such prospectus to correct such misstatement or omission, has furnished copies of the amended or supplemented prospectus to correct such misstatement or omission, has furnished copies of the amended or supplemented prospectus to such holder (or participating broker/dealer, as the case may be) or the Company has given notice that the sale of the Notes may be resumed, as the case may be. If the Company shall give such notice to suspend the sale of the Notes, it shall extend the relevant period referred to above during which it is required to keep effective the Notes Shelf Registration Statement (or the period during which participating broker/dealers are entitled to use the prospectus included in the Exchange Offer Registration Statement in connection with the resale of Exchange Notes, as the case may be) by the number of days during the period and including the date of the giving of such notice to and including the date when holders shall have received copies of the supplemented or amended prospectus necessary to permit resales of the Notes, or to and including the date on which the Company has given notice that the sale of Notes may be resumed.

     The Company will notify each holder of Notes when each Shelf Registration Statement with respect to such securities has become effective and will provide copies of the prospectus included in such Shelf Registration Statements. As a condition to the inclusion of a holder's securities in the Notes Shelf Registration Statement, the Company will require that such holder provide to the Company required information regarding such holder for use in the Notes Shelf Registration Statement. A holder that sells Notes pursuant to the Notes Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a current prospectus to purchasers, and will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales.

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

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offers must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of the lesser of 180 days following the consummation of the Exchange Offers or the date on which all such broker-dealers have sold all Exchange Notes held by them, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such
resale. In addition, until           , 2001 (90 days after the date of this
Prospectus), all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

     The Company will not receive any proceeds from any sales of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offers and any broker-dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     The Company will furnish copies of each Prospectus included in this Registration Statement, including any preliminary prospectus, and any amendment or supplement thereto, as any broker-dealer may reasonably request. The Company has agreed to pay all expenses incident to the Exchange Offers other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

     This general discussion of United States federal tax consequences relating to the Exchange Notes applies to you if you acquired Old Notes in the Original Offerings of Units for cash at the issue price (as defined below) and hold the Old Notes and Exchange Notes as a "capital asset," generally, for investment, under Section 1221 of the Internal Revenue Code of 1986, as amended, referred to as the Code. In addition, this summary applies to you only if you are a U.S. holder of the Exchange Notes. You are a "U.S. holder" if you are:

     - a citizen or resident of the United States,

     - a corporation or a partnership (including an entity treated as a corporation or a partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise),

     - an estate whose income is subject to United States Federal income tax regardless of its source,

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

     - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or

     - any other person whose income or gain in respect of a note is effectively connected with the conduct of a United States trade or business.

     This discussion is based upon the Code, Treasury Regulations, Internal Revenue Service rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, administrative, or judicial action, possibly with retroactive effect. The discussion does not discuss every aspect of U.S. federal income and estate taxation that may be relevant to a particular taxpayer in light of its personal circumstances or to persons who are otherwise subject to a special tax treatment. For example, special rules not discussed here may apply to you if you are:

     - a bank or a broker-dealer;

     - an insurance company;

     - a pension or other employee benefit plan;

     - a tax exempt organization or entity;

     - a U.S. expatriate;

     - a trader in securities that elects mark-to-market accounting treatment;

     - holding Notes as part of a hedging or conversion transaction or a straddle;

     - a hybrid entity or an owner of interests therein; or

     - a holder whose functional currency is not the U.S. dollar.

     In addition, this discussion does not discuss the effect of any applicable U.S. state or local or non-U.S. tax laws. We have not sought and will not seek any rulings from the Internal Revenue Service concerning the tax consequences of the Exchange Offers or the purchase, ownership or disposition of the Exchange Notes and, accordingly, we cannot assure you that the Internal Revenue Service will not successfully challenge the tax consequences described below. WE URGE YOU TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS RELEVANT TO HOLDING AND DISPOSING OF THE EXCHANGE NOTES, AS WELL AS ANY TAX CONSIDERATIONS APPLICABLE UNDER THE LAWS OF ANY U.S. STATE, LOCAL OR NON-U.S. TAXING JURISDICTION.

THE EXCHANGE OFFERS

     The exchange of the Exchange Notes for the Old Notes pursuant to the Exchange Offers will not be treated as an exchange or other taxable event to holders for United States federal income tax purposes because the terms of the Exchange Notes are not materially different from the terms of the Old Notes. The Exchange Notes should be treated as a continuation of the Old Notes. Consequently for United States federal income tax purposes, no gain or loss will be realized by a holder upon receipt of an Exchange Note; the holding period of the Exchange Note will include the holding period of the Old Note exchanged therefor, and the adjusted tax basis of the Exchange Note will be the same as the adjusted tax basis of the Old Note exchanged therefor immediately before the exchange.

ALLOCATION OF ISSUE PRICE BETWEEN OLD NOTES AND WARRANTS IN THE ORIGINAL
OFFERINGS

     The Warrants and the Old Notes sold as Units in the Original Offerings combined are treated for tax purposes as an investment unit. Each Unit was comprised of one $1,000 principal amount Old Note and one Warrant to purchase
10.51 shares of our common stock. The issue price of the investment unit is equal to the first price at which a substantial number of investment units were sold for money, excluding sales to underwriters, placement agents or wholesalers. A substantial portion of the Units were initially sold at $900 as part of the Original Offerings. The issue price of the Unit will be allocated by the Company between the Note and the Warrant according to the ratio that the fair market value of each bears to the total fair market value of the investment unit. Based on the advice of its financial advisor, the Company estimates that each Unit was comprised of a Note having an issue price of approximately $894.33 and a Warrant with an ascribed value of approximately $5.67. This allocation is binding upon all holders of a Note unless the holder explicitly discloses to the Internal Revenue Service that such holder will make an allocation that is different from the Company's allocation. Such disclosure must be made on a statement attached to the holder's timely-filed federal income tax return for the taxable year that includes the acquisition date of the investment unit. An allocation made by either the Company or the taxpayer is not binding on the Internal Revenue Service and it is possible that the Internal Revenue Service will assert that a different allocation is appropriate. If such an assertion were made successfully, the amount of OID (discussed below) associated with the Notes would be increased or decreased accordingly.

PAYMENTS OF INTEREST

     Payments of interest on a Note generally will be taxable to you as ordinary interest income at the time the payments are accrued or received (in accordance with your regular method of accounting).

ORIGINAL ISSUE DISCOUNT

     Because the Units were sold at a discount from the Old Notes' principal amount at maturity, the Notes were issued with original issue discount, referred to as "OID". A holder of an Exchange Note should be subject to the rules on OID in the same manner as if the Exchange Note were a continuation of the Old Note for which it is issued. The amount of OID with respect to each Note is equal to the excess of the "stated redemption price at maturity" over the "issue price" of the Note. The "issue price" of a Note equals the amount of the issue price of the Units allocated to the Notes as discussed above. The "stated redemption price at maturity" is the sum of all payments to be made on the Notes other than payments of "qualified stated interest." The term "qualified stated interest" means, generally, stated interest that is unconditionally payable at least annually at a single fixed rate. The rules for determining a Note's qualified stated interest are different for Notes with a variable rate of interest.

     Holders of Notes must, in general, include in income OID calculated on a constant-yield accrual method in advance of the receipt of some or all of the related cash payments. The amount of OID includible in income by an initial holder of the Notes is the sum of the daily portions of OID with respect to such Notes for each day during the taxable year or portion of the taxable year in which such holder holds the Notes. This amount is referred to as "Accrued OID." The daily portion is determined by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. The accrual period for the Notes may be of any length and may vary in length over the term of the Notes, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is equal to the excess of:

     - the product of the Notes' adjusted issue price at the beginning of such accrual period and its yield to maturity over

     - the qualified stated interest allocable to such accrual period.

     The "adjusted issue price" of a Note at the beginning of any accrual period is equal to its issue price increased by the Accrued OID for each prior accrual period and reduced by any payments (other than payments of qualified stated interest) made on such Note on or before the first day of the accrual period.

     OID allocable to the final accrual period is the difference between the amount payable at maturity of the Notes and the Notes' "adjusted issue price" at the beginning of the final accrual period. In addition, special rules apply to calculate the OID for an initial short accrual period.

     Holders of the Notes generally may elect to include in income all interest (including qualified stated interest and OID) that accrues on the Notes by the using the constant yield method discussed above.

TERM B NOTES

     The Term B Notes should be treated as "variable rate debt instruments" for purposes of the OID rules as they provide for a variable rate of interest based on three-month LIBOR plus 4.5%. A debt instrument that provides for a variable rate of interest will qualify as a variable rate debt instrument if its issue price does not exceed the total noncontingent principal payments due under the note by more than a specified de minimus amount and it provides for stated interest, paid or compounded at least annually, at current values of one or more "qualified floating rates." A "qualified floating rate" generally is a rate the variations in the value of which can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the note is denominated. In general, the rules for determining the amount and accrual of OID and qualified stated interest on a variable rate debt instrument convert the debt instrument into a fixed rate debt instrument and then apply the general OID rules to the debt instrument.

SENIOR SECURED NOTES

     If a variable rate note does not qualify as a variable rate debt instrument under the Treasury regulations, then the variable rate note is treated as a contingent payment debt instrument that is subject to rules which modify the general OID rule discussed above. Because the interest rate on the Senior Secured Notes may be adjusted each year, beginning on November 1, 2001, based on the Company's Consolidated EBITDA, the Senior Secured Notes may be treated as contingent payment debt instruments as defined in the Treasury regulations. In general, a holder of a contingent payment debt instrument is required to include future contingent and noncontingent interest payments in income as the contingent and noncontingent interest accrues based upon a projected payment schedule and a projected yield to maturity. If actual payments of contingent interest are different than the projected payment schedule, adjustments are made annually to interest income to reflect the actual payments. Moreover, in general, under these regulations, any gain recognized by a holder on the sale, exchange or retirement of a contingent payment debt instrument will be treated as interest income rather than capital gain and, depending on the circumstances, all or a portion of any loss recognized could be treated as an ordinary loss as opposed to a capital loss.

REDEMPTION PRIOR TO MATURITY DATE

     Because all or a portion of the Notes may be purchased or redeemed by the Company at indeterminate times prior to the maturity date with the proceeds of asset sales or by reason of the Company having "excess cash flow" or "additional excess cash flow", the timing of the principal payments on the Notes is not known as of the issue date. A prospective purchaser of the Notes should be aware that there is uncertainty in determining the yield and maturity of the Notes for purposes of allocating OID to each period. Treasury regulations applicable to the accrual of OID set forth certain rules where a debt instrument provides for alternative payment schedules comprised of payments the timing and amounts of which are known as of the issue date. The Treasury regulations state that if, based on all the facts and circumstances as of the issue date, a single payment schedule for a debt instrument, including the stated payment schedule, is significantly more likely than not to occur, the yield and maturity of the debt instrument are computed based on this payment schedule. Although this Treasury regulation apparently does not technically apply to the Notes (because the timing of any potential redemption is not known as of the issue date), it is the closest authority and, in the absence of controlling authority, the Company will determine the yield and maturity of the Notes in accordance with the Treasury regulation. Accordingly, the Company intends to take the position that the Notes will be redeemed in accordance with the stated payment schedule and, therefore will determine the yield and maturity of the Notes assuming that no portion of the Notes will be purchased or redeemed by the Company prior to the maturity date. If, however, the Internal Revenue Service were to successfully contend that, as of the issue date, the stated payment schedule of the Notes was not the most likely to occur, the yield and maturity of the Notes would likely differ from that determined by the Company, with the result that the amount of OID allocable to earlier accrual periods would likely be increased. The Company's determination of yield and maturity will be binding on any holder of a Note that does not explicitly disclose its use of a different determination of yield and maturity on a statement attached to the holder's timely filed federal income tax return for the year of acquisition of such Note.

APPLICABLE HIGH-YIELD DISCOUNT OBLIGATIONS

     The Notes may be treated as "applicable high-yield discount obligations" for federal income tax purposes if:

     - the yield-to-maturity of the Notes, computed as of the issue date, equals or exceeds the sum of (i) the "applicable federal rate" in effect for the month in which the Notes are issued and (ii) 5%, and

     - the Notes bear "significant OID" (as determined under a formula prescribed in the Code).

The relevant APR for debt instruments issued in December 2000 is 5.87. If the Notes were considered to be applicable high-yield discount obligations, the Company would not be allowed to deduct OID accrued on the Notes until such time as the Company paid such OID.

     Moreover, if and to the extent that the yield to maturity on the Notes exceeds the sum of the applicable federal rate and 6% (this excess is referred to as the "Disqualified Yield"), the deduction for OID accrued on the Notes would be permanently disallowed (regardless of whether the Company actually paid such OID) to the extent such OID is attributable to such Disqualified Yield (OID that is so attributable to such Disqualified Yield is referred to as "Dividend-Equivalent Interest"). For purposes of the dividends-received-deduction generally available to corporations, such Dividend-Equivalent Interest would be treated as a dividend to Holders to the extent it is deemed to have been paid out of the Company's current or accumulated earnings and profits as determined for federal income tax purposes. Holders that are corporations should consult with their tax advisors as to the applicability of the dividends-received deduction.

     Based on the anticipated issue price of the Notes, the value of the Warrants, and the payment schedule for the Notes, the Company does not believe that the Notes will be considered "applicable high-yield discount obligations."

SALE, RETIREMENT OR OTHER TAXABLE DISPOSITION OF NOTES

     Upon the sale, retirement or other taxable disposition of a Note, the holder generally will recognize gain or loss equal to the difference between the sum of the cash and the fair market value of any property received in exchange therefor (except to the extent attributable to the payment of accrued and unpaid interest on the Notes, which generally will be taxed as ordinary income), and the holder's adjusted tax basis in the Notes. A holder's adjusted tax basis in the Notes will equal the price paid for such Note plus any OID included in the holder's income prior to the disposition of the Note and reduced by any payments received on the Note of amounts included in the stated redemption price at maturity of the Note (such as payments of principal). Any such gain or loss recognized by a holder upon the sale, retirement or other taxable disposition of a Term B Note will be capital gain or loss and will be long-term capital gain or loss if the Term B Note has been held for more than one year. Any gain recognized by a holder of a Senior Secured Note may be treated as ordinary interest income and all or a portion of any loss recognized on a Senior Secured Note may be treated as ordinary loss depending on the circumstances.

EXCHANGE OF TERM B NOTES FOR SENIOR SECURED NOTES

     Upon the exchange of a Term B Note for a Senior Secured Note, the holder of the Term B Note (the "Exchanging Holder") will realize a gain or loss in an amount equal to the excess of the fair market value of the Senior Secured Note at the time of the exchange over the Exchanging Holder's adjusted tax basis in the Term B Note. The Exchanging Holder's adjusted tax basis in the Term B Note will equal the price paid for such Term B Note plus any OID included in the Exchanging Holder's income prior to the exchange of the Note and reduced by any payments received on the Note of amounts included in the stated redemption price at maturity of the Note (such as payments of principal).

     The amount of the realized gain that the Exchanging Holder must recognize depends upon whether the Term B Notes and the Senior Secured Notes are treated at "securities." This determination is a factual determination that cannot be made with certainty. The courts have ordinarily focused on an instrument's maturity date: a term of five years or less seems to be too short to qualify a note as a security, while a term of ten years or more is apparently sufficient to qualify a note as a security. As the term of the Notes is seven years, it is not possible to determine with certainty whether the Notes will constitute securities for this purpose.

     If the Notes are not treated as a securities, the Exchanging Holder must recognize the entire amount of the gain or loss. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Term B Note has been held for more than one year. In addition, the fair market value of the Senior Secured Note will be that Note's issue price for purposes of determining the amount of OID on the Note. Any OID will be accounted for as discussed under "-- Original Issue Discount on the Notes" above.

     If the Notes are treated as securities, the Exchanging Holder will recognize gain on the exchange, if any, only to the extent that the fair market value of the excess principal amount of Senior Secured Notes received exceeds the principal amount of the Term B Notes surrendered. The basis of the Senior Secured Notes will equal the Exchanging Holder's basis in the Term B Notes surrendered, increased by the amount of gain recognized. The issue price of the Senior Secured Notes may be less than the adjusted issue price of the Term B Notes in this situation, which may create additional OID to the Exchanging Holder. Such additional OID will be accounted for as discussed under "-- Original Issue Discount on the Notes" above.

BACKUP WITHHOLDING

     The backup withholding rules require a payor to deduct and withhold a tax if (a) the payee fails to furnish a taxpayer identification number ("TIN") to the payor, (b) the Internal Revenue Service notifies the payor that the TIN furnished by the payee is incorrect, (c) the payee has failed to report properly the receipt of "reportable payments" and the Internal Revenue Service has notified the payor that withholding is required, or (d) there has been a failure of the payee to certify under the penalty of perjury that a payee is not subject to withholding. As a result, if any one of the events discussed above occurs with respect to a holder of Notes, the Company, its paying agent or other withholding agent will be required to withhold a tax equal to 31% of any "reportable payment" made in connection with the Notes of such holder. A "reportable payment" includes, among other things, amounts paid in respect of interest or original issue discount and amounts paid through brokers in retirement of securities. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a refund or credit against such holder's federal income tax, provided, that the required information is furnished to the Internal Revenue Service. Certain holders (including, among others, corporations and certain tax-exempt organizations) are not subject to the backup withholding rules.

                                 LEGAL MATTERS

     The validity of the Exchange Notes will be passed upon for the Company by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at June 30, 2000 and 1999, and for each of the three years in the period ended June 30, 2000, as set forth in their report. We have included and incorporated by reference our financial statements and schedule in this Prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
FINANCIAL STATEMENTS:
Report of Independent Auditors..............................    F-2
Consolidated Balance Sheets as of June 30, 1999 and 2000 and
  September 30, 2000
  (Unaudited)...............................................    F-3
Consolidated Statements of Income for the Fiscal Years Ended
  June 30, 1998, 1999 and 2000 and the Three Months Ended
  September 30, 1999 and 2000 (Unaudited)...................    F-4
Consolidated Statements of Changes in Shareholders' Equity
  for the Fiscal Years Ended June 30, 1998, 1999 and 2000
  and the Three Months Ended September 30, 1999 and 2000
  (Unaudited)...............................................    F-5
Consolidated Statements of Cash Flows for the Fiscal Years
  Ended June 30, 1998, 1999
  and 2000 and the Three Months Ended September 30, 1999 and
  2000 (Unaudited)..........................................    F-6
Notes to Consolidated Financial Statements..................    F-7
CONSOLIDATED FINANCIAL STATEMENT SCHEDULES:
Schedule II -- Valuation and Qualifying Accounts............   F-17

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Shareholders and Board of Directors
Piccadilly Cafeterias, Inc.
Baton Rouge, Louisiana

     We have audited the accompanying consolidated balance sheets of Piccadilly Cafeterias, Inc. as of June 30, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2000. Our audits also included the financial statement schedule at page F-17. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Piccadilly Cafeterias, Inc. at June 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP
New Orleans, Louisiana
August 2, 2000

                          PICCADILLY CAFETERIAS, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)

                                                                          BALANCES AT
                                                              -----------------------------------
                                                                    JUNE 30         SEPTEMBER 30
                                                              -------------------   -------------
                                                                1999       2000         2000
                                                              --------   --------   -------------
                                                                                     (UNAUDITED)
                                             ASSETS
CURRENT ASSETS
  Accounts and notes receivable.............................  $  1,970   $    919     $  1,100
  Inventories...............................................    12,595     12,741       12,508
  Deferred income taxes.....................................    11,216     12,744       13,579
  Recoverable income taxes..................................     5,578         --           --
  Other current assets......................................       888        679          317
                                                              --------   --------     --------
    TOTAL CURRENT ASSETS....................................    32,247     27,083       27,504
PROPERTY, PLANT AND EQUIPMENT
  Land......................................................    22,511     20,878       20,878
  Buildings and leasehold improvements......................   150,138    151,706      151,851
  Furniture and fixtures....................................   120,469    121,166      121,254
  Machinery and equipment...................................    13,796     13,128       13,184
  Construction in progress..................................     3,371        699        1,281
                                                              --------   --------     --------
                                                               310,285    307,577      308,448
Less allowances for depreciation and unit closings..........   134,035    143,700      147,695
                                                              --------   --------     --------
  NET PROPERTY, PLANT AND EQUIPMENT.........................   176,250    163,877      160,753
GOODWILL, net of accumulated amortization of $532,000 at
  June 30, 1999, $939,000 at June 30, 2000 and $1,356,000 at
  September 30, 2000 (Unaudited)............................    12,982     11,944       11,268
OTHER ASSETS................................................    11,460     11,266       10,737
                                                              --------   --------     --------
TOTAL ASSETS................................................  $232,939   $214,170     $210,262
                                                              ========   ========     ========
                              LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt.........................  $     --   $ 68,391     $ 69,330
  Accounts payable..........................................    18,612     12,461        9,701
  Accrued interest..........................................       275        449          431
  Accrued salaries, benefits and related taxes..............    22,824     20,871       20,980
  Accrued rent..............................................     5,183      4,438        4,319
  Other accrued expenses....................................     6,267      4,379        4,537
                                                              --------   --------     --------
    TOTAL CURRENT LIABILITIES...............................    53,161    110,989      109,298
LONG-TERM DEBT..............................................    74,226         --           --
DEFERRED INCOME TAXES.......................................     3,992      4,672        4,772
RESERVE FOR UNIT CLOSINGS...................................    12,693     10,101        9,665
ACCRUED EMPLOYEE BENEFITS, less current portion.............     9,465      9,127        9,175
SHAREHOLDERS' EQUITY
Preferred Stock, no par value; authorized 50,000,000 shares;
  issued and outstanding: none..............................        --         --           --
Common Stock, no par value, stated value $1.82 per share;
  authorized 100,000,000 shares; issued and outstanding:
  10,528,368 shares at June 30, 1999, June 30, 2000 and
  September 30, 2000 (Unaudited)............................    19,141     19,141       19,141
Additional paid-in capital..................................    18,735     18,735       18,735
Retained earnings...........................................    41,804     41,678       39,752
                                                              --------   --------     --------
                                                                79,680     79,554       77,628
Less treasury stock, at cost: 25,000 common shares at June
  30, 1999, June 30, 2000 and September 30, 2000
  (Unaudited)...............................................       278        273          276
                                                              --------   --------     --------
    TOTAL SHAREHOLDERS' EQUITY..............................    79,402     79,281       77,352
                                                              --------   --------     --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  $232,939   $214,170     $210,262
                                                              ========   ========     ========

                 See Notes to Consolidated Financial Statements

                          PICCADILLY CAFETERIAS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                  (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                           THREE MONTHS ENDED
                                             YEAR ENDED JUNE 30               SEPTEMBER 30
                                      --------------------------------    --------------------
                                        1998        1999        2000        1999        2000
                                      --------    --------    --------    --------    --------
                                                                              (UNAUDITED)
Net sales...........................  $335,388    $495,697    $450,276    $114,126    $109,555
Costs and expenses:
  Cost of sales.....................   194,898     298,565     266,246      68,765      64,997
  Other operating expenses..........   109,725     170,200     160,358      42,588      40,533
  Provision for unit impairments and
     closings.......................     3,453       1,350          --          --         840
  General and administrative
     expenses.......................    12,832      17,458      15,230       4,002       3,921
  Interest expense..................     2,514       6,255       7,177       1,420       2,195
  Other expenses (income)...........      (590)     (1,000)     (1,562)       (136)       (106)
                                      --------    --------    --------    --------    --------
                                       322,832     492,828     447,449     116,639     112,380
  Gain from sale of Ralph &
     Kacoo's........................        --       1,556          --          --          --
                                      --------    --------    --------    --------    --------
INCOME (LOSS) BEFORE INCOME TAXES...    12,556       4,425       2,827      (2,513)     (2,825)
Provision for income taxes
  (benefit).........................     4,653         425         416        (901)       (892)
                                      --------    --------    --------    --------    --------
NET INCOME (LOSS)...................  $  7,903    $  4,000    $  2,411    $ (1,612)   $ (1,933)
                                      ========    ========    ========    ========    ========
Weighted average number of shares
  outstanding.......................    10,503      10,503      10,503      10,503      10,504
                                      ========    ========    ========    ========    ========
Net income (loss) per share -- basic
  and diluted.......................  $    .75    $    .38    $    .23    $   (.15)   $   (.18)
                                      ========    ========    ========    ========    ========

                 See Notes to Consolidated Financial Statements

                          PICCADILLY CAFETERIAS, INC.

                       CONSOLIDATED STATEMENTS OF CHANGES
                            IN SHAREHOLDERS' EQUITY

                                           COMMON STOCK     ADDITIONAL              TREASURY STOCK
                                         ----------------    PAID-IN     RETAINED   ---------------
                                         SHARES   AMOUNT     CAPITAL     EARNINGS   SHARES   AMOUNT
                                         ------   -------   ----------   --------   ------   ------
                                              (AMOUNTS IN THOUSANDS -- EXCEPT PER SHARE DATA)
BALANCES AT JUNE 30, 1997..............  10,528   $19,141    $18,735     $39,965      25     $ 237
Net income.............................                                    7,903
Cash dividends declared ($.48 per
  share)...............................                                   (5,044)
Sales under dividend reinvestment
  plan.................................                                      (23)
Stock issuances from treasury..........                                        9      (5)      (50)
Purchases of treasury stock............                                                5        63
                                         ------   -------    -------     -------     ---     -----
BALANCES AT JUNE 30, 1998..............  10,528    19,141     18,735      42,810      25       250
Net income.............................                                    4,000
Cash dividends declared ($.48 per
  share)...............................                                   (5,042)
Sales under dividend reinvestment
  plan.................................                                      (26)
Stock issuances from treasury..........                                       62     (23)     (238)
Purchases of treasury stock............                                               23       266
                                         ------   -------    -------     -------     ---     -----
BALANCES AT JUNE 30, 1999..............  10,528    19,141     18,735      41,804      25       278
Net income.............................                                    2,411
Cash dividends declared ($.24 per
  share)...............................                                   (2,521)
Sales under dividend reinvestment
  plan.................................                                      (16)
Stock issuances from treasury..........                                              (11)      (57)
Purchases of treasury stock............                                               11        52
                                         ------   -------    -------     -------     ---     -----
BALANCES AT JUNE 30, 2000..............  10,528    19,141     18,735      41,678      25       273
Net loss (Unaudited)...................                                   (1,933)
Stock issuances from treasury
  (Unaudited)..........................                                        7      10        30
Purchases of treasury stock
  (Unaudited)..........................                                              (10)      (27)
                                         ------   -------    -------     -------     ---     -----
BALANCES AT SEPTEMBER 30, 2000
  (UNAUDITED)..........................  10,528   $19,141    $18,735     $39,752      25     $ 276
                                         ======   =======    =======     =======     ===     =====

                 See Notes to Consolidated Financial Statements

                          PICCADILLY CAFETERIAS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                                                      THREE MONTHS ENDED
                                                         YEAR ENDED JUNE 30              SEPTEMBER 30
                                                  --------------------------------    ------------------
                                                    1998        1999        2000       1999       2000
                                                  --------    --------    --------    -------    -------
                                                                                         (UNAUDITED)
OPERATING ACTIVITIES
  Net income (loss).............................  $  7,903    $  4,000    $  2,411    $(1,612)   $(1,933)
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation and amortization...............    12,689      17,950      17,495      4,152      4,363
    Expenditures associated with closed units...    (1,132)     (2,091)     (2,592)      (906)      (395)
    Provision for unit impairments and
      closings..................................     3,453       1,350          --         --        840
    Provision for deferred income taxes.........       100       4,411        (505)       150       (735)
    Gain on sale of Ralph & Kacoo's, net of
      taxes.....................................        --      (2,691)         --         --         --
    Loss on disposition of assets...............       148         120         325         60         23
    Pension expense -- net of contributions.....      (467)       (451)      1,353        243        379
    Changes in operating assets and liabilities,
      net of effects from Morrison Acquisition:
      Accounts and notes receivable.............        32        (418)      1,051        787       (181)
      Inventories...............................       110        (365)       (146)         7        233
      Recoverable income taxes..................       188      (3,749)      5,578        860         --
      Other current assets......................      (292)        486         131        174        362
      Other assets..............................       (75)        553          22        123       (182)
      Accounts payable..........................     1,708      (1,426)     (6,151)    (1,706)    (2,760)
      Accrued interest..........................      (756)        137         174         18         18
      Accrued expenses..........................      (346)     (2,621)     (2,633)    (1,478)        95
      Accrued employee benefits.................         5      (2,280)     (2,291)       118         48
                                                  --------    --------    --------    -------    -------
    NET CASH PROVIDED BY OPERATING ACTIVITIES...    23,268      12,915      14,222        990        175
INVESTING ACTIVITIES
  Net proceeds from sale of Ralph & Kacoo's,
    including net tax benefit...................        --      22,597          --         --         --
  Acquisition of business.......................   (41,974)    (10,933)         --         --         --
  Purchases of property, plant and equipment....   (14,928)    (15,460)     (6,832)    (3,877)    (1,122)
  Proceeds from sale of property, plant and
    equipment...................................     2,288         757       2,877      1,546         11
                                                  --------    --------    --------    -------    -------
    NET CASH USED BY INVESTING ACTIVITIES.......   (54,614)     (3,039)     (3,955)    (2,331)    (1,111)
FINANCING ACTIVITIES
  Proceeds from long-term debt..................    81,515      17,392       6,604      2,599      4,932
  Payments on long-term debt....................   (44,636)    (22,145)    (12,439)        --     (3,993)
  Financing costs...............................      (467)         --      (1,900)        --         --
  Proceeds from issuances of treasury stock.....        --         185          --         --         --
  Purchases of treasury stock...................       (22)       (266)        (11)         2         (3)
  Dividends paid................................    (5,044)     (5,042)     (2,521)    (1,260)        --
                                                  --------    --------    --------    -------    -------
    NET CASH PROVIDED (USED) BY FINANCING
      ACTIVITIES................................    31,346      (9,876)    (10,267)     1,341        936
                                                  --------    --------    --------    -------    -------
Changes in cash and cash equivalents............        --          --          --         --         --
Cash and cash equivalents at beginning of
period..........................................        --          --          --         --         --
                                                  --------    --------    --------    -------    -------
Cash and cash equivalents at end of period......  $     --    $     --    $     --    $    --    $    --
                                                  ========    ========    ========    =======    =======
SUPPLEMENTARY CASH FLOW DISCLOSURES
  Income taxes paid (net of refunds received)...  $  3,805    $  1,756    $ (4,314)   $   263    $  (229)
                                                  ========    ========    ========    =======    =======
  Interest paid.................................  $  3,145    $  6,177    $  6,123    $ 1,366    $ 1,881
                                                  ========    ========    ========    =======    =======

                 See Notes to Consolidated Financial Statements

                          PICCADILLY CAFETERIAS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation. The accompanying unaudited consolidated financial statements as of September 30, 2000, and for the three months ended September 30, 1999 and 2000 have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ended June 30, 2001.

     Use of Estimates. The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Principles of Consolidation. The accompanying Consolidated Financial Statements include the accounts of Piccadilly Cafeterias, Inc. and its subsidiaries (hereinafter referred to as the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

     Industry. The Company's principal industry is the operation of Company-owned cafeterias primarily in the Southeast and Mid-Atlantic regions of the United States.

     Inventories. Inventories consist primarily of food and supplies and are stated at the lower of cost (first-in, first-out method) or market.

     Property, Plant and Equipment. Property, plant and equipment (PP&E) is stated at cost, except for PP&E that has been impaired, for which the carrying amount is reduced to estimated fair value. Depreciation is provided using the straight-line method for financial reporting purposes on the following estimated useful lives:

Buildings and component equipment...........................  10 - 30 years
Furniture and fixtures......................................       10 years
Machinery and equipment.....................................        4 years

     Leasehold improvements are amortized over the original lease term, including expected renewal periods if applicable. The cost of leasehold improvements has been reduced by the amount of construction allowances received from developers and landlords. Repairs and maintenance are charged to operations as incurred. Expenditures for renewals and betterments which increase the value or extend the lives of assets are capitalized and depreciated over their estimated useful lives. When assets are retired, or are otherwise disposed of, cost and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in the determination of income.

     Impairment of Long-Lived Assets. The Company reviews long-lived assets, including goodwill, to be held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. The Company considers a history of operating losses to be its primary indicator of potential impairment. Except for goodwill, assets are evaluated for impairment at the operating unit level. Goodwill is evaluated in total for the Morrison units acquired. An asset is deemed to be impaired if a forecast of undiscounted future operating cash flows directly related to the asset, including disposal value, if any, is less than its carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. The Company generally estimates fair value by discounting estimated future cash

                          PICCADILLY CAFETERIAS, INC.

flows. Considerable management judgment is necessary to estimate cash flows. Accordingly, it is reasonably possible that actual results could vary significantly from such estimates.

     Income Taxes. The Company accounts for income taxes using the liability method. Under this method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income taxes.

     Stock-Based Compensation. The Company accounts for its stock compensation arrangements under the provisions of Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees," and makes the pro forma information disclosures required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."

     Earnings Per Share. Earnings per share of Common Stock are calculated under the provisions of SFAS No. 128, "Earnings Per Share."

     Advertising Expense. The cost of advertising is expensed as incurred. The Company incurred $3,203,000, $5,801,000 and $6,541,000 in advertising costs during 1998, 1999, and 2000, respectively.

NOTE 2: THE MORRISON ACQUISITION

     On May 28, 1998, the Company completed a $5.00 per share cash tender offer for all outstanding shares of Morrison Restaurant, Inc. (Morrison), acquiring approximately 89% of the outstanding Morrison shares. The merger was completed on July 31, 1998 when the Company purchased the remaining outstanding Morrison shares for $5.00 per share (the Morrison Acquisition). The total acquisition cost, including $9,588,000 of debt assumed, was approximately $57,270,000. On May 28, 1998, Morrison operated 142 restaurants in 13 southeastern and mid-Atlantic states.

     This acquisition has been accounted for using the purchase method of accounting and the results of operations have been included in the accompanying Consolidated Financial Statements since May 28, 1998. At the acquisition date, a preliminary allocation of the purchase price of Morrison was made, resulting in goodwill of $12,467,000. During 1999, management revised certain estimates used in determining the allocation of purchase price to the assets and liabilities acquired, resulting in a $1,047,000 net increase in goodwill. The final allocation of purchase price based on the fair value of assets and liabilities acquired resulted in recording assets of $88,520,000 and liabilities of $54,352,000. Goodwill is being amortized using the straight-line method over 30 years.

     In connection with the Morrison Acquisition, the Company recorded liabilities of $13,460,000 at the date of acquisition for lease buyouts, occupancy costs and employee termination costs (Morrison Closing Costs) related to the planned closing of 18 Morrison units and for 23 Morrison units that were closed prior to the acquisition date. As of June 30, 2000, the Company has closed 27 of the Morrison units compared to the original estimate of 18. During 1999, the Company revised its original estimate of Morrison Closing Costs and reduced the recorded liability and goodwill by $6,777,000. During 1999 and 2000, the Company paid Morrison Closing Costs of $1,134,000 and $1,784,000, respectively. The Company does not anticipate closing any Morrison units in the foreseeable future, other than those units with expiring leases.

NOTE 3: SALE OF RALPH & KACOO'S

     On March 30, 1999, the Company completed the sale of the Ralph & Kacoo's seafood restaurants and related commissary business (Cajun Bayou Distributors & Management, Inc.) to Cobb Investment Company, Inc. for $21,314,000 in cash. The transaction resulted in a recorded gain of $1,556,000, and a net tax benefit of $826,000.

     The tax benefit was the result of the sale of the stock of Cajun Bayou Distributors & Management, Inc. The tax basis in the stock was $6,057,000 higher than the book basis in the stock due to differences

                          PICCADILLY CAFETERIAS, INC.

that were not classified as temporary differences under SFAS 109, and resulted in a loss on the stock sale for tax purposes when compared to the amount recorded for financial statement purposes. The tax loss on the stock sale generated a net overall tax loss on the sale of Ralph & Kacoo's.

     The remaining portion of the Ralph & Kacoo's business, a catering facility sold on June 1, 1999, generated a gain of $491,000 and is included in other income.

NOTE 4: IMPAIRMENTS OF LONG-LIVED ASSETS AND RESERVES FOR UNIT CLOSINGS

     During 1998 and 1999, the Company recorded charges of $3,453,000 ($2,175,000 after tax or $.21 per share) and $1,350,000 ($851,000 after tax or
$.08 per share), respectively, for asset write-downs and the lease related costs of operating units for which closure decisions were made. The closure decisions primarily related to certain Piccadilly units expected to close in connection with the Morrison Acquisition.

     The Company is responsible for minimum rent obligations of $12,024,000 related to 22 closed units, $3,521,000 of which relate to the Morrison Acquisition. Sublease arrangements exist relating to 15 of these units providing for future sublease rentals of $10,305,000. The Company has recorded liabilities of $10,101,000 to settle the minimum rent obligations and other lease-related charges. During 1999 and 2000, the Company charged $2,091,000 and $2,592,000, respectively, against these reserves for lease settlements and lease-related payments net of sublease rentals received, of which $1,134,000 and $1,784,000, respectively, relate to the Morrison Acquisition (see Note 2 for further discussion).

NOTE 5: INCOME TAXES

     Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                     JUNE 30
                                                              ----------------------
                                                                1999         2000
                                                              ---------    ---------
                                                              (AMOUNTS IN THOUSANDS)
Deferred tax assets:
  Accrued expenses                                             $11,375      $ 8,672
  Unit closing reserves                                          5,787        4,222
  NOL and tax credit carryforwards                               7,824       11,820
                                                               -------      -------
                                                                24,986       24,714
Deferred tax liabilities:
  Property, plant and equipment                                 12,964       13,127
  Prepaid pension costs                                          3,279        2,041
  Inventories                                                    1,519        1,474
                                                               -------      -------
                                                                17,762       16,642
                                                               -------      -------
Net deferred tax assets                                        $ 7,224      $ 8,072
                                                               =======      =======

     At June 30, 2000 the Company has net operating loss carryforwards of $26,185,000 and general business tax credit carryforwards of $1,001,000, including $17,234,000 and $291,000 resulting from the Morrison Acquisition. These carryforwards, which expire from 2010 through 2020, give rise to deferred tax assets. SFAS 109 specifies that deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. Provisions of the Internal Revenue Code limit the amount of the Morrison-related net operating loss and tax credit carryforwards that can be utilized each year to $2,332,000. Management believes that future reversals of existing taxable differences and tax planning strategies should be sufficient to realize all of the Company's deferred tax assets; therefore, a valuation allowance has not been established.

                          PICCADILLY CAFETERIAS, INC.

     The components of the provision for income taxes are as follows:

                                                              YEAR ENDED JUNE 30
                                                          ---------------------------
                                                           1998      1999       2000
                                                          ------    -------    ------
                                                            (AMOUNTS IN THOUSANDS)
Current:
  Federal...............................................  $4,371    $(3,826)   $1,213
  State.................................................     182       (160)       51
                                                          ------    -------    ------
                                                           4,553     (3,986)    1,264
Deferred:
  Federal...............................................      96      4,234      (814)
  State.................................................       4        177       (34)
                                                          ------    -------    ------
                                                             100      4,411      (848)
                                                          ------    -------    ------
Total provision for income taxes........................  $4,653    $   425    $  416
                                                          ======    =======    ======

     Differences between the provision for income taxes and the amount computed by applying the federal statutory income tax rate to income before income taxes are as follows:

                                                               YEAR ENDED JUNE 30
                                                           --------------------------
                                                            1998      1999      2000
                                                           ------    -------    -----
                                                             (AMOUNTS IN THOUSANDS)
Income taxes at statutory rate...........................  $4,269    $ 1,505    $ 961
State income taxes, net of federal taxes.................     502        177      113
                                                           ------    -------    -----
                                                            4,771      1,682    1,074
Sale of Ralph & Kacoo's..................................      --     (1,158)      --
Goodwill amortization....................................      15        178      132
Tax credits..............................................    (161)      (158)    (117)
Reversal of overaccrual..................................      --         --     (786)
Other items..............................................      28       (119)     113
                                                           ------    -------    -----
Total provision for income taxes.........................  $4,653    $   425    $ 416
                                                           ======    =======    =====

                          PICCADILLY CAFETERIAS, INC.

NOTE 6: LEASED PROPERTY

     The Company rents most of its cafeteria and restaurant facilities under long-term leases with varying provisions and with original lease terms generally of 20 to 30 years. The Company has the option to renew the leases for specified periods subsequent to their original terms. Minimum future lease commitments, as of June 30, 1999, including $12,757,000 for closed units, are as follows (amounts in thousands):

YEAR ENDING JUNE 30
-------------------
     2001...................................................     $17,306
     2002...................................................      15,413
     2003...................................................      12,737
     2004...................................................      10,516
     2005...................................................       8,054
     Subsequent.............................................      26,898
                                                                 -------
                                                                  90,924
     Less sublease income...................................      10,305
                                                                 -------
     Net minimum lease commitments..........................     $80,619
                                                                 =======

     The leases generally provide for percentage rentals based on sales. Certain leases also provide for payments of executory costs such as real estate taxes, insurance, maintenance and other miscellaneous charges. Rentals for the periods shown below do not include these executory costs.

                                                             YEAR ENDED JUNE 30
                                                        -----------------------------
                                                         1998       1999       2000
                                                        -------    -------    -------
                                                           (AMOUNTS IN THOUSANDS)
Minimum rentals.......................................  $10,581    $15,950    $15,513
Contingent rentals....................................    1,385      4,998      3,160
                                                        -------    -------    -------
Total.................................................  $11,966    $20,948    $18,673
                                                        =======    =======    =======

NOTE 7: LONG-TERM DEBT

                                                          JUNE 30          SEPTEMBER 30
                                                     ------------------    ------------
                                                      1999       2000          2000
                                                     -------    -------    ------------
                                                                           (UNAUDITED)
                                                           (AMOUNTS IN THOUSANDS)
Note payable to banks, due at maturity on June 22,
  2001.............................................  $74,226    $68,391      $69,330
                                                     =======    =======      =======

     The fair value of the Company's long-term borrowings approximates their recorded values. Fair value is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     The Company has a credit facility with a syndicated group of banks maturing on June 22, 2001. As reported in the Company's Report on Form 8-K dated November 18, 1999, the Company and its lenders amended the credit facility to revise certain financial covenants effective September 30, 1999, such that the Company was in compliance with all covenants as of September 30, 1999. The Company is in compliance with all covenants as of June 30, 2000.

     The financial covenants, as amended, are designed to correlate with the Company's projected performance over the remaining term of the credit facility. Negative variance from projected performance with respect to sales, operating performance, or other unforeseen matters may cause the Company to be in

                          PICCADILLY CAFETERIAS, INC.

non-compliance with those covenants. Failure to meet these covenants could result in the Company being placed in default of the amended credit facility.

     As amended, the credit facility provides for: (i) an increase in the effective interest rate from LIBOR plus 175 basis points to LIBOR plus 300 basis points, and an increase to the fees payable with respect to letters of credit, with the amount of the interest rate and letter of credit fees subject to adjustment at the end of each fiscal quarter based on the Company's ratio of total debt to EBITDA; (ii) mandatory step downs in the total amount of credit available under the facility from $100,000,000 to $95,000,000 as of the effective date of the amendment, from $95,000,000 to $90,000,000 on or before March 31, 2000 and from $90,000,000 to $80,000,000 on or before March 31, 2001, together with additional mandatory commitment reductions in an amount equal to the net proceeds in excess of $5,000,000 in the aggregate from sales of certain assets; (iii) financial covenants with respect to the ratio of total debt to EBITDA and the fixed charge coverage ratio; (iv) a restriction on the Company's ability to make capital expenditures; (v) the replacement of the funded debt to total capital financial covenant with a financial covenant requiring a minimum adjusted tangible net worth; (vi) a further restriction commencing with the third fiscal quarter ended March 31, 2000 on the ability of the Company to pay dividends to an amount that does not exceed the amount of net income for the prior fiscal quarter; (vii) a prohibition on acquisitions; (viii) the requirement that the credit facility will be secured by substantially all the assets of the Company; and (ix) the payment of an amendment fee to each bank that signs the amendment. This credit agreement contains a prepayment option, without penalty, which can be exercised at any time during its term.

     The Company is currently evaluating alternatives and expects to have a new credit arrangement in place prior to June 22, 2001.

     The Company capitalized interest costs of $120,000 in 1998, $145,000 in 1999 and $80,000 in 2000 with respect to qualifying construction. Total interest cost incurred was $2,634,000 in 1998, $6,400,000 in 1999 and $7,257,000 in 2000.

NOTE 8: PENSION PLANS

     The Company has a defined benefit pension plan covering substantially all employees, except for Morrison employees, who meet certain age and length-of-service requirements. Retirement benefits are based upon an employee's years of credited service and final average compensation. Annual contributions are made in amounts sufficient to fund normal costs as accrued and to amortize prior service costs over a 40-year period. Assets of the plan are invested principally in obligations of the United States Government and other marketable debt and equity securities including 367,662 shares of the Company's Common Stock held at June 30, 1999 and 2000 with a fair value of $3,056,000 and $1,011,000, respectively.

     At the time of its acquisition by the Company on May 28, 1998, Morrison maintained two non-qualified employee defined benefit pension plans and one frozen qualified defined benefit pension plan.

     The two Morrison non-qualified employee defined benefit pension plans continue to accrue benefits for covered employees. To provide a source for the payment of benefits under these plans, the Company owns whole-life insurance contracts on some participants.

     Morrison is a co-sponsor of the Morrison Restaurants Inc. Retirement Plan along with Ruby Tuesday, Inc. and Morrison Management Specialists, Inc. The MRI Retirement Plan, a qualified defined benefit pension plan, was frozen on December 31, 1987. The Plan's assets include common stock, fixed income securities, short-term investments and cash. The Company will continue to share in future expenses of the Plan, and will make contributions to the Plan as necessary.

                          PICCADILLY CAFETERIAS, INC.

     The Company has adopted SFAS No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits", which revises the required disclosures about pension and other postretirement benefit plans. Changes in plan assets and obligations during the years ended June 30, 1999 and 2000 and the funded status of the defined pension plans described in the preceding paragraphs (referred to collectively as "Pension Benefits") at June 30, 1999 and 2000 were as follows:

                                                                 PENSION BENEFITS
                                                                     JUNE 30
                                                              ----------------------
                                                                1999         2000
                                                              ---------    ---------
                                                              (AMOUNT IN THOUSANDS)
Change in benefit obligation:
Benefit obligation at beginning of year.....................   $82,335      $76,553
Morrison Acquisition........................................    (2,669)          --
Service cost................................................     2,717        2,447
Interest cost...............................................     5,475        5,797
Benefits paid...............................................    (3,798)      (4,065)
Actuarial gain..............................................    (7,507)      (2,929)
                                                               -------      -------
Benefit obligation at end of year...........................   $76,553      $77,803
                                                               =======      =======
Change in plan assets:
Fair value of plan assets at beginning of year..............   $74,176      $77,649
Morrison Acquisition........................................    (1,523)          --
Actual return...............................................     6,136        4,135
Employer contributions......................................     2,500           --
Benefits paid...............................................    (3,640)      (3,823)
Actuarial loss..............................................        --           25
                                                               -------      -------
Fair value of plan assets at end of year....................   $77,649      $77,986
                                                               =======      =======
Reconciliation of funded status:
Funded status...............................................   $ 1,096      $   183
Unrecognized actuarial loss.................................     1,408        1,108
Unrecognized prior service cost.............................       (27)          76
                                                               -------      -------
Net prepaid pension cost....................................   $ 2,477      $ 1,367
                                                               =======      =======
Net prepaid benefit cost consists of:
Prepaid benefit cost........................................   $ 6,816      $ 5,835
Accrued benefit liability...................................    (4,339)      (4,468)
                                                               -------      -------
Net prepaid pension cost....................................   $ 2,477      $ 1,367
                                                               =======      =======

                          PICCADILLY CAFETERIAS, INC.

     Net periodic pension cost for the Pension Benefits for 1998, 1999 and 2000 include the following components:

                                                                  JUNE 30
                                                       ------------------------------
                                                         1998       1999       2000
                                                       --------    -------    -------
                                                           (AMOUNTS IN THOUSANDS)
Net pension expense:
Service cost.........................................  $  2,207    $ 2,717    $ 2,447
Interest cost on projected benefit obligation........     4,364      5,475      5,797
Actual return on plan assets.........................   (12,540)    (6,136)    (4,135)
Net amortization and deferral........................     7,902         (5)    (2,756)
                                                       --------    -------    -------
                                                       $  1,933    $ 2,051    $ 1,353
                                                       ========    =======    =======

     Assumptions used in actuarial calculations were as follows:

                                                                  JUNE 30
                                                      -------------------------------
                                                          1998          1999     2000
                                                      ------------      ----     ----
                                                          (AMOUNTS IN THOUSANDS)
Actuarial assumptions:
  Discount rate.....................................  7.0% - 7.25%      7.75%    8.0%
  Compensation increases............................  3.5% - 4.0%        3.5%    3.5%
  Long-term rate of return..........................  9.0%               9.0%    9.0%

                          PICCADILLY CAFETERIAS, INC.

NOTE 9: COMMON STOCK

     On August 3, 1987, the Board of Directors adopted the Piccadilly Cafeterias, Inc. Dividend Reinvestment and Stock Purchase Plan. Shareholders of record may reinvest quarterly dividends and/or up to $5,000 per quarter in the Company's Common Stock. Stock obtained through reinvested dividends is issued at a 5% discount. At June 30, 2000, there were 255,389 unissued Common Shares reserved under the plan.

     On November 2, 1998, the Company's stockholders approved the Amended and Restated Piccadilly Cafeterias, Inc. 1993 Incentive Compensation Plan (the 1993
Plan). Under the terms of the plan, which amends and restates the Piccadilly Cafeterias, Inc. 1993 Stock Option Plan (the 1988 Plan), incentive stock options and non-qualified stock options, stock appreciation rights, stock awards, restricted stock, performance shares, and cash awards may be granted to officers, key employees, or the Chairman of the Board of Directors of the Company. Options to purchase shares of the Company's Common Stock may be issued at no less than 100% of the fair market value on the date of grant. The Company has reserved 1,450,000 shares, in total, for issuance under the 1993 and 1988 Plans. At June 30, 2000, 401,500 shares were available for future option grants and options to purchase 941,900 shares were exercisable. Options outstanding at June 30, 2000 have exercise prices which range from $3.13 to $12.00 and a weighted average remaining contractual life of 7.2 years. Transactions under the 1993 Plan for the last three years are summarized as follows:

                                                                   WEIGHTED
                                                        COMMON     AVERAGE
                                                         STOCK     EXERCISE
                                                        SHARES      PRICE       TOTAL
                                                        -------    --------    -------
                                                           (DOLLARS IN THOUSANDS --
                                                            EXCEPT PER SHARE DATA)
OUTSTANDING AT JUNE 30, 1997..........................  194,000     $10.03     $ 1,946
Cancelled/expired.....................................  (14,000)     12.75        (179)
Exercised.............................................       --         --          --
Granted...............................................  634,675      12.00       7,616
                                                        -------                -------
OUTSTANDING AT JUNE 30, 1998..........................  814,675      11.52       9,383
Cancelled/expired.....................................  (29,900)     10.50        (314)
Exercised.............................................  (17,600)     10.10        (178)
Granted...............................................  162,725       9.51       1,548
                                                        -------                -------
OUTSTANDING AT JUNE 30, 1999..........................  929,900      11.23      10,439
Cancelled/expired.....................................       --         --          --
Exercised.............................................       --         --          --
Granted...............................................   12,000       3.31          40
                                                        -------                -------
OUTSTANDING AT JUNE 30, 2000..........................  941,900     $11.13     $10,479
                                                        =======                =======

     Pro forma SFAS No. 123 results. Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5.0%; dividend yield of 5.0%; volatility factors of the expected market price of the Company's common stock of 23%; and a weighted average expected life of the options of 5.0 years. The weighted average fair value of the stock options granted in 1998, 1999 and 2000 were $1.84, $1.32 and $0.48 per share, respectively. Pro forma net income and net income per share for 2000, assuming that the Company had accounted for its employee stock options using the fair value

                          PICCADILLY CAFETERIAS, INC.

method would not be different from those reported. 1998 and 1999 pro forma net income and net income per share, assuming that the Company had accounted for its employee stock options using the fair value method, would have been reduced by $624,000 and $.06 and $111,000 and $.01, respectively.

     Earnings per share. A reconciliation of the income and common stock share amounts used in the calculation of basic and diluted net income per share for the years ended June 30, 1998, 1999 and 2000 is as follows (net income in thousands).

                                                                                        PER SHARE
                                                            NET INCOME      SHARES       AMOUNT
                                                            ----------    ----------    ---------
For the Year Ended June 30, 1998:
Basic net income..........................................    $7,903      10,503,368      $0.75
Effect of dilutive securities.............................        --          65,014         --
                                                              ------      ----------      -----
Diluted net income........................................    $7,903      10,568,382      $0.75
                                                              ======      ==========      =====
For the Year ended June 30, 1999:
Basic net income..........................................    $4,000      10,503,368      $0.38
Effect of dilutive securities.............................        --          25,458         --
                                                              ------      ----------      -----
Diluted net income........................................    $4,000      10,528,826      $0.38
                                                              ======      ==========      =====
For the Year Ended June 30, 2000:
Basic net income..........................................    $2,411      10,503,368      $0.23
Effect of dilutive securities.............................        --              --         --
                                                              ------      ----------      -----
Diluted net income........................................    $2,411      10,503,368      $0.23
                                                              ======      ==========      =====

NOTE 10: QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                    YEAR ENDED JUNE 30, 1999                    YEAR ENDED JUNE 30, 2000
                            -----------------------------------------   -----------------------------------------
                              9/30      12/31       3/31       6/30       9/30      12/31       3/31       6/30
                            --------   --------   --------   --------   --------   --------   --------   --------
                                               (AMOUNTS IN THOUSANDS -- EXCEPT PER SHARE DATA)
Net sales.................  $128,935   $130,376   $122,498   $113,888   $114,126   $116,368   $110,022   $109,760
Cost of sales and other
  operating expenses......   119,602    121,376    116,134    111,653    111,353    108,782    103,076    103,393
Operating income..........     9,333      9,000      6,364      2,235      2,773      7,586      6,946      6,367
Net income (loss).........     1,888      1,976      2,798     (2,662)    (1,612)     1,475        872      1,676
Net income (loss) per
  share -- basic and
  diluted.................  $    .18   $    .19   $    .27   $   (.25)  $   (.15)  $    .14   $    .08   $    .16

     During the quarter ended June 30, 1999, the Company recorded $1,350,000 ($851,000 after-tax or $.08 per share), for the write-down of long-lived assets in accordance with SFAS No. 121 and lease related costs for units to be closed (see Note 4 for further discussion).

     During the quarter ended March 31, 1999, the Company sold its Ralph & Kacoo's seafood restaurants and related commissary business resulting in a recorded gain of $1,556,000, and a net tax benefit of $826,000 (see Note 3 for further discussion).

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

           COL. A                 COL. B               COL. C                 COL. D         COL. E
-----------------------------  ------------   ------------------------     ------------    -----------
                                                     ADDITIONS
                                              ------------------------
                                                               (2)
                                                 (1)       CHARGED TO
                                BALANCE AT    CHARGED TO      OTHER                        BALANCE AT
                               BEGINNING OF   COSTS AND    ACCOUNTS --     DEDUCTION --      END OF
         DESCRIPTION              PERIOD       EXPENSES     DESCRIBE         DESCRIBE        PERIOD
         -----------           ------------   ----------   -----------     ------------    -----------
Reserves for Unit Closings:
Year ended June 30, 2000:
  Property, plant & equipment
     allowance...............  $ 1,475,815                                  $  635,529(A)  $   840,286
  Current liability..........           --                                          --              --
  Long-term liability........   12,693,193                                   2,592,356(A)   10,100,837
                               -----------                                  ----------     -----------
                               $14,169,008                                  $3,227,885     $10,941,123
                               ===========                                  ==========     ===========
Year ended June 30, 1999:
  Property, plant & equipment
     allowance...............  $ 1,927,511    $       --   $        --      $  451,696(A)  $ 1,475,815
  Current liability..........           --            --            --              --              --
  Long-term liability........   20,104,102     1,350,000    (6,777,231)(B)   1,983,678(A)   12,693,193
                               -----------    ----------   -----------      ----------     -----------
                               $22,031,613    $1,350,000   $(6,777,231)     $2,435,374     $14,169,008
                               ===========    ==========   ===========      ==========     ===========
Year ended June 30, 1998:
  Property, plant & equipment
     allowance...............  $ 2,046,488    $  939,000   $        --      $1,057,977(A)  $ 1,927,511
  Current liability..........           --            --            --              --              --
  Long-term liability........    2,774,941     2,514,000    16,466,339(B)    1,651,178(A)   20,104,102
                               -----------    ----------   -----------      ----------     -----------
                               $ 4,821,429    $3,453,000   $16,466,339      $2,709,155     $22,031,613
                               ===========    ==========   ===========      ==========     ===========

---------------
(A) Deductions are for the write-off of certain property, plant and equipment relating to units closed and for the payment of other obligations (primarily rent) for those units closed and for those units for which a provision for unit closing was recorded during the years ended June 30, 1992, 1997 and 1999.

(B) Represents reserves for Morrison units which were recorded as part of the allocation of purchase price.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING TO YOU OTHER THAN THE INFORMATION CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS DOES NOT OFFER TO SELL OR ASK FOR OFFERS TO BUY ANY OF THE SECURITIES IN ANY JURISDICTION WHERE IT IS UNLAWFUL, WHERE THE PERSON MAKING THE OFFER IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON WHO CANNOT LEGALLY BE OFFERED THE SECURITIES. THE INFORMATION IN THIS PROSPECTUS IS CURRENT ONLY AS OF THE DATE ON ITS COVER, AND MAY CHANGE AFTER THAT DATE. FOR ANY TIME AFTER THE COVER DATE OF THIS PROSPECTUS, WE DO NOT REPRESENT THAT OUR AFFAIRS ARE THE SAME AS DESCRIBED OR THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT -- NOR DO WE IMPLY THOSE THINGS BY DELIVERING THIS PROSPECTUS OR SELLING SECURITIES TO YOU.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Summary....................................     1
Risk Factors...............................    12
The Exchange Offers........................    19
Use of Proceeds............................    28
Capitalization.............................    28
Selected Financial and Operating
  Data.....................................    29
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................    31
Business...................................    38
Management.................................    45
Principal Shareholders.....................    49
Description of Senior Credit Facility......    51
Description of Term Loan Credit Facility...    51
Description of the Notes...................    53
Registration Rights........................    92
Plan of Distribution.......................    94
Certain U.S. Federal Tax Considerations....    94
Legal Matters..............................   100
Experts....................................   100
Index to Consolidated Financial
  Statements...............................   F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               [PICCADILLY LOGO]

                               OFFER TO EXCHANGE
                                  $71,000,000
                    REGISTERED SENIOR SECURED NOTES DUE 2007
                                      FOR
                          ALL OUTSTANDING UNREGISTERED
                         SENIOR SECURED NOTES DUE 2007

                                      AND

                               OFFER TO EXCHANGE
                                   $4,500,000
                            REGISTERED TERM B NOTES
                                    DUE 2007
                                      FOR
                          ALL OUTSTANDING UNREGISTERED
                             TERM B NOTES DUE 2007
                           --------------------------

                                   PROSPECTUS

                           --------------------------
                                           , 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 83 of the Louisiana Business Corporation Law provides in part that a corporation may indemnify any director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding to which he is or was a party or is threatened to be made a party (including any action by or in the right of the corporation) if such action arises out of his acts on behalf of the corporation and he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification is not permitted for willful or intentional misconduct unless a court determines that despite the adjudication of liability, in view of all the circumstances, the indemnified person is entitled to indemnity.

     Section 6.10 of our by-laws provides for mandatory indemnification for our directors and officers or our former directors and officers to the extent permitted by Louisiana law.

     We maintain liability policies to indemnify our officers and directors against loss arising from claims by reason of their legal liability for acts as officers and directors, subject to limitations and conditions set forth in the policies.

     Each of our directors has entered into an indemnity agreement with us, pursuant to which we have agreed under certain circumstances to purchase and maintain directors' and officers' liability insurance. The agreements also provide that we will indemnify the directors against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director by reason of his position as director that are in excess of the coverage provided by any such insurance, provided that the director meets certain standards of conduct. Under the indemnity agreements, we are not required to purchase and maintain directors' and officers' liability insurance if it is not reasonably available or, in the reasonable judgment of our board of directors, there is insufficient benefit to us from the insurance.

ITEM 21. EXHIBITS.

          3.1            -- Articles of Incorporation, restated through March 12,
                            1999 (incorporated by reference to the Company's
                            Quarterly Report on Form 10-Q for the quarter ended March
                            31, 1999).
          3.2            -- By-laws of the Company, as amended and restated through
                            March 12, 1999 (incorporated by reference to the
                            Company's Quarterly Report on Form 10-Q for the quarter
                            ended March 31, 1999).
          4.1            -- Indenture dated December 21, 2000, between the Company
                            and Bank of New York.
          4.2            -- Purchase Agreement dated December 12, 2000, as amended
                            and restated on December 19, 2000, effective on December
                            21, 2000, between the Company and Jefferies and Company,
                            Inc.
          4.3            -- Rights Agreement dated November 2, 1998, including (i) as
                            Exhibit A -- The Form of Articles of Amendment, (ii) as
                            Exhibit B -- the Forms of Rights Certificate, Assignment
                            and Election to Purchase, and (iii) as Exhibit C -- the
                            Summary Description of the Shareholder Rights Plan
                            (incorporated by reference to Exhibits 1, 2, 3 and 4 of
                            the Company's Registration Statement on Form 8-A filed
                            with the SEC on November 19, 1998).
          4.4            -- First Amendment to Rights Agreement, dated June 1, 1999
                            (incorporated by reference to the Company's Annual Report
                            on Form 10-K for the year ended June 30, 1999.
          4.5            -- Form of Exchange Note (included as part of Exhibit 4.1).
          5.1            -- Opinion of Jones, Walker, Waechter, Poitevent, Carrere, &
                            Denegre, L.L.P.

         10.1            -- Intercreditor Agreement dated December 21, 2000, among
                            the Company, Hibernia National Bank and The Bank of New
                            York.
         10.2            -- Credit Agreement dated December 21, 2000, among the
                            Company, Hibernia National Bank and the lenders named
                            therein.
         10.3            -- Pledge and Securities Account Agreement dated December
                            21, 2000, between the Company and Hibernia National Bank.
         10.4            -- Term Loan Credit Agreement dated December 21, 2000, among the Company, Hibernia National Bank and each lender named
                            therein.
         10.5            -- Warrant Agreement dated December 21, 2000, between the
                            Company and The Bank of New York.
         10.6            -- Registration Rights Agreement dated December 21, 2000,
                            between the Company and Jefferies & Company, Inc.
         10.7            -- Amended and Restated Piccadilly Cafeterias, Inc. 1993
                            Incentive Compensation Plan (incorporated by reference to
                            Appendix A of the Company's definitive Proxy Statement
                            filed with the SEC on September 23, 1998).
         10.8            -- Form of Stock Option Agreement under the Amended and
                            Restated Piccadilly Cafeterias, Inc. 1993 Incentive
                            Compensation Plan (incorporated by reference to the
                            Company's Annual Report on Form 10-K for the year ended
                            June 30, 2000).
         10.9            -- Form of Management Continuity Agreement, effective March
                            27, 1995, between Piccadilly Cafeterias, Inc. and each of
                            Messrs. LaBorde, Mestayer, and Polito (incorporated by
                            reference to the Company's Annual Report on Form 10-K for
                            the year ended June 30, 1995).
         10.10           -- Form of Director Indemnity Agreement, effective November
                            6, 2000 between Piccadilly Cafeterias, Inc. and each of
                            Messrs. and Mss. LaBorde, Francis, Redman, Guyton,
                            Slaughter, Smith, White and Campbell (incorporated by
                            reference to the Company's Annual Report on Form 10-K for
                            the year ended June 30, 1995).
         10.11           -- Piccadilly Cafeterias, Inc. Supplemental Employee
                            Deferral Plan, dated March 31, 2000 (incorporated by
                            reference to the Company's Annual Report on Form 10-K for
                            the year ended June 30, 2000).
         10.12           -- Form of Morrison Fresh Cooking, Inc. Management
                            Retirement Plan together with related form of Trust
                            (incorporated by reference to the Morrison Fresh Cooking,
                            Inc.'s amendment to Registration Statement on Form 10/A
                            filed with the SEC on February 29, 1996).
         10.13           -- Form of First and Second Amendments to the Morrison Fresh
                            Cooking, Inc. Management Retirement Plan (incorporated by
                            reference to the Morrison Fresh Cooking, Inc. Annual
                            Report on Form 10-K for the year ended May 31, 1997).
         10.14           -- Form of Third Amendment to the Morrison Fresh Cooking,
                            Inc. Management Retirement Plan, effective December 31,
                            1999 (incorporated by reference to the Registrant's
                            Annual Report on Form 10-K for the year ended June 30,
                            2000).
         10.15           -- Form of Morrison Fresh Cooking, Inc. Executive
                            Supplemental Pension Plan together with related form of
                            Trust Agreement (incorporated by reference to Morrison
                            Fresh Cooking, Inc.'s amendment to Registration Statement
                            on Form 10/A filed with the SEC on February 29, 1996).
         10.16           -- First Amendment to the Morrison Fresh Cooking, Inc.
                            Executive Supplemental Pension Plan (incorporated by
                            reference to the Morrison Fresh Cooking, Inc. Annual
                            Report on Form 10-K for the year ended May 31, 1997).
         10.17           -- Piccadilly Cafeterias, Inc. Dividend Reinvestment and
                            Stock Purchase Plan (incorporated by reference to the
                            Company's Post-effective amendment No. 1 on Form S-3,
                            Registration No. 033-17131 filed with the SEC on June 14,
                            2000).
         12.1            -- Statement re: computation of ratios of earnings to fixed charges.

         23.1            -- Consent of Ernst & Young LLP.
         23.2            -- Consent of Jones, Walker, Waechter, Poitevent, Carrere, &
                            Denegre, L.L.P. (included in Exhibit 5.1).
         24              -- Power of Attorney (included on the signature page of this
                            Registration Statement).
         25              -- Statement of eligibility of trustee.
         99.1            -- Form of Notice of Guaranteed Delivery.
         99.2            -- Form of Letter of Transmittal.

ITEM 22. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

          (3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Baton Rouge, Louisiana, on January 25, 2001.

                                            PICCADILLY CAFETERIAS, INC.

                                            By:    /s/ RONALD A. LABORDE
                                              ----------------------------------
                                                      Ronald A. LaBorde
                                               Chairman of the Board, President
                                                              and
                                                   Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Ronald A. LaBorde and Mark L. Mestayer, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates listed:

                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                /s/ RONALD A. LABORDE                  Chairman of the Board,         January 25, 2001
-----------------------------------------------------    President and Chief
                  Ronald A. LaBorde                      Executive Officer

                /s/ MARK L. MESTAYER                   Chief Financial Officer        January 24, 2001
-----------------------------------------------------    (Principal Accounting
                  Mark L. Mestayer                       Officer)

                /s/ NORMAN C. FRANCES                  Director                       January 19, 2001
-----------------------------------------------------
                  Norman C. Frances

                 /s/ DALE E. REDMAN                    Director                       January 25, 2001
-----------------------------------------------------
                   Dale E. Redman

                /s/ ROBERT P. GUYTON                   Director                       January 18, 2001
-----------------------------------------------------
                  Robert P. Guyton

              /s/ CHRISTEL C. SLAUGHTER                Director                       January 20, 2001
-----------------------------------------------------
                Christel C. Slaughter

                  /s/ C. RAY SMITH                     Director                       January 18, 2001
-----------------------------------------------------
                    C. Ray Smith

               /s/ JAMES F. WHITE, JR.                 Director                       January 25, 2001
-----------------------------------------------------
                 James F. White, Jr.

             /s/ JOSEPH H. CAMPBELL, JR.               Director                       January 18, 2001
-----------------------------------------------------
               Joseph H. Campbell, Jr.

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
         -----           ------------------------------------------------------------
          3.1            -- Articles of Incorporation, restated through March 12,
                            1999 (incorporated by reference to the Company's
                            Quarterly Report on Form 10-Q for the quarter ended March
                            31, 1999).
          3.2            -- By-laws of the Company, as amended and restated through
                            March 12, 1999 (incorporated by reference to the
                            Company's Quarterly Report on Form 10-Q for the quarter
                            ended March 31, 1999).
          4.1            -- Indenture dated December 21, 2000, between the Company
                            and Bank of New York.
          4.2            -- Purchase Agreement dated December 12, 2000, as amended
                            and restated on December 19, 2000, effective on December
                            21, 2000, between the Company and Jefferies and Company,
                            Inc.
          4.3            -- Rights Agreement dated November 2, 1998, including (i) as
                            Exhibit A -- The Form of Articles of Amendment, (ii) as
                            Exhibit B -- the Forms of Rights Certificate, Assignment
                            and Election to Purchase, and (iii) as Exhibit C -- the
                            Summary Description of the Shareholder Rights Plan
                            (incorporated by reference to Exhibits 1, 2, 3 and 4 of
                            the Company's Registration Statement on Form 8-A filed
                            with the SEC on November 19, 1998).
          4.4            -- First Amendment to Rights Agreement, dated June 1, 1999
                            (incorporated by reference to the Company's Annual Report
                            on Form 10-K for the year ended June 30, 1999.
          4.5            -- Form of Exchange Note (included as part of Exhibit 4.1).
          5.1            -- Opinion of Jones, Walker, Waechter, Poitevent, Carrere, &
                            Denegre, L.L.P.
         10.1            -- Intercreditor Agreement dated December 21, 2000, among
                            the Company, Hibernia National Bank and The Bank of New
                            York.
         10.2            -- Credit Agreement dated December 21, 2000, among the
                            Company, Hibernia National Bank and the lenders named
                            therein.
         10.3            -- Pledge and Securities Account Agreement dated December
                            21, 2000, between the Company and Hibernia National Bank.
         10.4            -- Term Loan Credit Agreement dated December 21, 2000, among the Company, Hibernia National Bank and each lender named
                            therein.
         10.5            -- Warrant Agreement dated December 21, 2000, between the
                            Company and The Bank of New York.
         10.6            -- Registration Rights Agreement dated December 21, 2000,
                            between the Company and Jefferies & Company, Inc.
         10.7            -- Amended and Restated Piccadilly Cafeterias, Inc. 1993
                            Incentive Compensation Plan (incorporated by reference to
                            Appendix A of the Company's definitive Proxy Statement
                            filed with the SEC on September 23, 1998).
         10.8            -- Form of Stock Option Agreement under the Amended and
                            Restated Piccadilly Cafeterias, Inc. 1993 Incentive
                            Compensation Plan (incorporated by reference to the
                            Company's Annual Report on Form 10-K for the year ended
                            June 30, 2000).
         10.9            -- Form of Management Continuity Agreement, effective March
                            27, 1995, between Piccadilly Cafeterias, Inc. and each of
                            Messrs. LaBorde, Mestayer, and Polito (incorporated by
                            reference to the Company's Annual Report on Form 10-K for
                            the year ended June 30, 1995).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.10           -- Form of Director Indemnity Agreement, effective November
                            6, 2000 between Piccadilly Cafeterias, Inc. and each of
                            Messrs. and Mss. LaBorde, Francis, Redman, Guyton,
                            Slaughter, Smith, White and Campbell (incorporated by
                            reference to the Company's Annual Report on Form 10-K for
                            the year ended June 30, 1995).
         10.11           -- Piccadilly Cafeterias, Inc. Supplemental Employee
                            Deferral Plan, dated March 31, 2000 (incorporated by
                            reference to the Company's Annual Report on Form 10-K for
                            the year ended June 30, 2000).
         10.12           -- Form of Morrison Fresh Cooking, Inc. Management
                            Retirement Plan together with related form of Trust
                            (incorporated by reference to the Morrison Fresh Cooking,
                            Inc.'s amendment to Registration Statement on Form 10/A
                            filed with the SEC on February 29, 1996).
         10.13           -- Form of First and Second Amendments to the Morrison Fresh
                            Cooking, Inc. Management Retirement Plan (incorporated by
                            reference to the Morrison Fresh Cooking, Inc. Annual
                            Report on Form 10-K for the year ended May 31, 1997).
         10.14           -- Form of Third Amendment to the Morrison Fresh Cooking,
                            Inc. Management Retirement Plan, effective December 31,
                            1999 (incorporated by reference to the Registrant's
                            Annual Report on Form 10-K for the year ended June 30,
                            2000).
         10.15           -- Form of Morrison Fresh Cooking, Inc. Executive
                            Supplemental Pension Plan together with related form of
                            Trust Agreement (incorporated by reference to Morrison
                            Fresh Cooking, Inc.'s amendment to Registration Statement
                            on Form 10/A filed with the SEC on February 29, 1996).
         10.16           -- First Amendment to the Morrison Fresh Cooking, Inc.
                            Executive Supplemental Pension Plan (incorporated by
                            reference to the Morrison Fresh Cooking, Inc. Annual
                            Report on Form 10-K for the year ended May 31, 1997).
         10.17           -- Piccadilly Cafeterias, Inc. Dividend Reinvestment and
                            Stock Purchase Plan (incorporated by reference to the
                            Company's Post-effective amendment No. 1 on Form S-3,
                            Registration No. 033-17131 filed with the SEC on June 14,
                            2000).
         12.1            -- Statement re: computation of ratios of earnings to fixed charges.
         23.1            -- Consent of Ernst & Young LLP.
         23.2            -- Consent of Jones, Walker, Waechter, Poitevent, Carrere, &
                            Denegre, L.L.P. (included in Exhibit 5.1).
         24              -- Power of Attorney (included on the signature page of this
                            Registration Statement).
         25              -- Statement of eligibility of trustee.
         99.1            -- Form of Notice of Guaranteed Delivery.
         99.2            -- Form of Letter of Transmittal.
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